SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer pursuant to rule 13a-16 or 15d-16 of the securities exchange act of 1934

For the month of September 2016

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form   40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items
1.	Summary of Minutes of the 648th Meeting of the Board of Directors Held on November 20, 2015
2.	Summary of Minutes of the 654th Meeting of the Board of Directors Held on March 11, 2016
3.	Material Announcement Dated June 1, 2016: Commitment Undertaking with Coliseu
4.	Material Announcement Dated June 1, 2016: Stockholders’ agreement of Parati: amendment to Put Option
5.	Summary of Principal Decisions of the 666th Meeting of the Board of Directors Held on June 10, 2016
6.	Summary of Principal Decisions of the 667th Meeting of the Board of Directors Held on June 10, 2016
7.	Statement of Ethical Principles and Code of Professional Conduct
8.	Minutes of the Extraordinary General Meetings of Stockholders Opened on June 14, 2016 and Completed on June 17, 2016
9.	Material Announcement Dated June 14, 2016: Cancellation of contract between RenovaCom and Cemig GT
10.	Notice to Stockholders Dated June 16, 2016: Payment of first part of Interest on Equity for 2015: June 30, 2016
11.	Summary of Principal Decisions of the 668th Meeting of the Board of Directors Held on June 29, 2016
12.	Material Announcement Dated July 1, 2016: Second Amendment to the Stockholders’ Agreement of Transmissora Aliança de Energia Elétrica S.A. (Taesa)
13.	Moody’s downgraded Cemig rating to B1/Baa1.br
14.	Market Announcement Dated July 6, 2016: Reply to CVM Inquiry Letter 315/2016-CVM/SEP/GEA-1, of July 5, 2016
15.	Market Announcement Dated July 11, 2016: Cemig included in world index of the most sustainable EM companies
16.	Fitch reduces its ratings for Cemig and subsidiaries to ‘A(bra)’
17.	Material Announcement Dated July 12, 2016: Miranda Plant: Aneel recommends against acceptance of Cemig GT’s application to extend concession
18.	Market Announcement Dated July 22, 2016: Reply to CVM Inquiry Letter 2777/2016-SAE/GAE-2, of July 21, 2016
19.	Summary of Principal Decisions of the 669th Meeting of the Board of Directors Held on July 22, 2016
20.	Material Announcement Dated August 1, 2016: Contracting of financial advisors for capitalization of Gasmig
21.	Material Announcement Dated August 3, 2016: Executive Board submits monetization proposal to Board of Directors
22.	Market Announcement Dated August 9, 2016: Reply to BM&FBovespa Inquiry Letter 2861/2016-SAE/GAE-2, of August 8, 2016
23.	Market Announcemnt Dated August 11, 2016: Reply to CVM Inquiry Letter 383/2016-CVM/SEP/GEA-1, of August 11, 2016
24.	Material Announcement Dated August 12, 2016: Cancellation of unsubscribed shares in Parati; absorption of Redentor by RME
25.	Summary of Principal Decisions of the 670th Meeting of the Board of Directors Held on August 12, 2016
26.	2Q 2016 Results – Earnings Release
27.	2Q 2016 Results – Presentation
28.	Material Announcement Dated August 25, 2016: Cemig Telecom signs investment agreement for subscription of capital in Ativas

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: September 1, 2016	By:	/s/ Fabiano Maia Pereira
	Name:	Fabiano Maia Pereira
	Title:	Chief Officer for Finance and Investor Relations

1. SUMMARY OF MINUTES OF THE 648TH MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 20, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE

648TH MEETING

Date, time and place:	November 20, 2015 at 8.30 a.m. at the company’s head office.
Meeting Committee:	Secretary: Anamaria Pugedo Frade Barros Chair: José Afonso Bicalho Beltrão da Silva;

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matter on the agenda of this meeting, except:

Arcângelo Eustáquio Torres Queiroz and Samy Kopit Moscovitch

– who stated that they had conflict of interest in relation to the matter:

The Collective Work Agreement (ACT) for 2015–16.

These members withdrew from the meeting room at the time of discussion and voting on this subject, returning to proceed with the meeting after the vote on the matter had been taken.

II	The Board approved:

a)	The guidelines for preparation of the Five-Year Plan for 2016–2020 and the Budget for 2016.

b)	For the 2015 business year, the Corporate Risk Matrix; the Fraud and Corruption Risk Matrix; and the Risk Appetite Matrix.

c)	The rules governing acquisition of financial assets in Exclusive Investment Funds existing or yet to be constituted.

d)	The minutes of this meeting.

III	The Board authorized:

a)	Signature, as consenting party, of the Second Amendment to BNDES Onlending Financing Contract Nº 391.115-37/12, to change Clause Fourteen. The Contract is between Norte Energia S.A., Caixa Econômica Federal and Banco BTG Pactual S.A., with Cemig as consenting parties.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The following are also consenting parties:

Cemig GT,	Companhia Hidro Elétrica do São Francisco,
Light S.A.,	Fundação dos Economiários Federais,
Vale S.A.,	Fundação Petrobras de Seguridade Social,
Neoenergia S.A.,	Centrais Elétricas do Norte do Brasil S.A.,
Centrais Elétricas Brasileiras S.A.,	Amazônia Energia Participações S.A.,
Belo Monte Participações S.A.,	Aliança Norte Energia Participações S.A.,
Neoenergia Investimentos S.A.	Siderúrgica Norte Brasil S.A.,
J. Malucelli Energia S.A. and	J. Malucelli Administração e Participação S.A.

b)	Signature, jointly by the Company, Cemig D and Cemig GT – in compliance with the guidelines of preserving the Company’s financial health, adopting parameters practiced in the market by companies of a similar size, and at all times seeking fair business solutions – of the 2015-2016 Collective Work Agreement (ACT), with the benefits contained in it, within the annual financial limit, on which orientation is to be given by the Human Resources Committee of this Board; and taking of legal actions related or inherent to the process of negotiation of the Agreement, and of consequences arising from it, which are necessary to preserve the Company’s interests.

IV	The Board decided to complement Board Spending Decision (CRCA) 100/2013, with inclusion of an annual item, in the amount of twenty million one hundred thousand Reais, for contracting of advertising and marketing agencies for provision of advertising services, for twelve months, able to be extended, by amendment, up to a maximum limit of thirty six months; and to reduce the value authorized for contracting in the present period of twelve months by at least 10%; and consequently to adjust the demand for the services. If this contract is extended to up to thirty six months, the amount related to the new period of extension must also be reduced, by the same percentage.

V	The Board ratified the vote in favor of the agenda by Cemig’s representative at the Extraordinary General Meeting of Stockholders of Transmissora Aliança de Energia Elétrica S.A. of October 29, 2015.

VI	The Board re-ratified Board Spending Decision (CRCA) 061/2015, to change Sub-items 2.1.3, 3.1 and 3.2, the other provisions of that CRCA remaining unchanged.

VII	Prior minutes: The board member Arcângelo Eustáquio Torres Queiroz stated that his vote in the previous meeting of this Board on the matter of:

Contracting group life insurance

had been wrongly recorded: it had been recorded that he had abstained, but it should have been recorded that he voted against the matter. He asked that his position against approval of the contracting of group life insurance with the changes proposed in the policy should be formally recorded.

VIII	Comment: The following spoke on subjects and business of interest to the Company.

The Chair;
Board Members:	Arcângelo Eustáquio Torres Queiroz,	Guy Maria Villela Paschoal;
General Managers:	Leonardo George Magalhães;
Manager:	Leonardo Felipe Mesquita.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Mauro Borges Lemos,

Allan Kardec de Melo Ferreira,

Arcângelo Eustáquio Torres Queiroz,

Guy Maria Villela Paschoal,

Helvécio Miranda Magalhães Junior,

José Henrique Maia,

José Pais Rangel,

Marco Antônio de Rezende Teixeira,

Marco Antônio Soares da Cunha Castello Branco,

Nelson José Hubner Moreira,

Paulo Roberto Reckziegel Guedes,

Bruno Magalhães Menicucci,

Tarcísio Augusto Carneiro,

Saulo Alves Pereira Junior,

Antônio Dirceu Araujo Xavier,

Bruno Westin Prado Soares Leal,

Carlos Fernando da Silveira Vianna,

Flávio Miarelli Piedade,

José Augusto Gomes Campos,

Luiz Guilherme Piva,

Marina Rosenthal Rocha,

Newton Brandão Ferraz Ramos,

Ricardo Wagner Righi de Toledo,

Samy Kopit Moscovitch,

Wieland Silberschneider;

General Manager:	Leonardo George Magalhães;

Manager:	Leonardo Felipe Mesquita;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed) Anamaria Pugedo Frade Barros.

Registered at:

Commercial Board of the State of Minas Gerais

I certify registry on: June 10, 2016

Under the number: 5767748

Filing Receipt number: 16/371.512-2

Marinely de Paula Bomfim

General Secretary

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. SUMMARY OF MINUTES OF THE 654TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 11, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

654th MEETING

Date, time and place:	March 11, 2016, at 8.30 a.m., at the Company’s head office.
Meeting Committee:	Chair: José Afonso Bicalho Beltrão da Silva;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Conflict of interest: The Board Members listed below stated that they had no conflict of interest with the matters on the agenda of the meeting.

II	The Board approved the minutes of this meeting.

III	The Board re-ratified Board Spending Decision (CRCA) 003/2016, in relation to:

Authorization for provision of an irrevocable surety guarantee for the contracting of one or more loan transactions for a total of up to R$ 600 million, by issue of Bank Credit Notes (‘the Notes’) in favor of Caixa Econômica Federal (CEF) –

a)	To change the conditions, as follows:

Total amount:	Up to R$ 750 million.
Grace period:	Up to eighteen months with payment of interest quarterly.
Guarantee:

Further to the corporate guarantee, fiduciary assignment of receivables arising from the provision of electricity distribution services, in an amount representing 40% of the debtor balance, to be constituted within one hundred and twenty days from signature of the Bank Credit Note(s), provided there is approval by Aneel, and formalized by signature of an amendment to the Notes; and it is agreed that non-constitution of the fiduciary assignment of the receivables within this period shall give rise to early maturity of the debt.

If early maturity of the debt takes place as a result of non-constitution of the guarantee, the company shall be obliged, within 90 days (‘the curing period’) to pay the balance due to CEF, updated pro rata die to the date of actual payment.

If the constitution of the guarantee via receivables takes place within the curing period, the early maturity of the debt shall not occur.

Disbursements made prior to the consent of Aneel and prior to the actual constitution of the fiduciary assignment guarantee shall be limited to R$ 400 million, and release of the remaining balance, of R$ 350 million, shall be conditional upon constitution of the guarantee comprising fiduciary assignment of receivables.

If Aneel gives consent for an amount lower than R$ 300 million, the total amount of the disbursements shall be limited, proportionally, by the amount of the guarantee constituted, and, in the event that the release of R$ 400 million has taken place and the fiduciary assignment has been constituted in an amount less than R$ 160 million, Cemig D shall make amortization(s) in such a way as to maintain the ratio of guarantee of receivables to debt at 40%;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	To authorize signature, as guarantor, of an amendment to the Notes, for constitution of the guarantee in the form of fiduciary assignment of receivables arising from the provision of electricity distribution services in the amount of 40% of the debtor balance, the constitution of such guarantee being conditional upon prior consent by Aneel, in the terms of Article 3, head paragraph, of Normative Resolution 532/2013. The loan transactions may be contracted only after authorization by the Brazilian Development Bank (BNDES) and by the State Companies Coordination Committee (CCEE) of the Minas Gerais State government.

The other provisions of that CRCA remain unchanged.

IV	Comment: The Chair spoke on a subject of interest to the Company.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Mauro Borges Lemos,

Allan Kardec de Melo Ferreira,

Arcângelo Eustáquio Torres Queiroz,

Guy Maria Villela Paschoal,

Helvécio Miranda Magalhães Junior,

José Pais Rangel,

Marco Antônio Soares da Cunha Castello Branco,

Nelson José Hubner Moreira,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Antônio Dirceu Araujo Xavier,

Bruno Magalhães Menicucci,

Newton Brandão Ferraz Ramos,

Tarcísio Augusto Carneiro,

Bruno Westin Prado Soares Leal,

Carlos Fernando da Silveira Vianna,

Flávio Miarelli Piedade,

José Augusto Gomes Campos,

Luiz Guilherme Piva,

Marina Rosenthal Rocha,

Ricardo Wagner Righi de Toledo,

Samy Kopit Moscovitch,

Wieland Silberschneider;

Secretary:	Anamaria Pugedo Frade Barros.

Signed by: Anamaria Pugedo Frade Barros.

Registered at:

Commercial Board of Minas Gerais State.

I certify registry, under Nº: 5767159, on June 9, 2016

Receipt Number: 16/370.545-3.

Marinely de Paula Bomfim – General Secretary.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. MATERIAL ANNOUNCEMENT DATED JUNE 1, 2016: COMMITMENT UNDERTAKING WITH COLISEU

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Commitment Undertaking with Coliseu

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On May 31, 2016 Companhia Energética de Minas Gerais (‘Cemig’), and Fundo de Investimento em Participações Coliseu (‘Coliseu’) (jointly, ‘the Parties’), as direct and controlling stockholders of Transmissora Aliança de Energia Elétrica S.A. (‘the Company’), an affiliated company of Cemig, signed a Commitment Undertaking, under which:

(i)	alterations have been made to certain provisions of the Stockholders’ Agreement of the Company (“the Agreement”) that was signed by the Parties on December 28, 2009, and amended on April 20, 2010; and

(ii)	it is agreed that the status of being bound by the Agreement is removed from the following shares as from May 31, 2016:

(a)	shares in the Company held by Cemig:

77,525,322 (seventy seven million five hundred twenty five thousand three hundred twenty two) common shares, and

155,050,644 (one hundred fifty five million fifty thousand six hundred forty four) preferred shares; and

(b)	common shares in the Company held by Coliseu:

75,000,000 (seventy five million) common shares in the Company.

As a consequence of the said shares being no longer bound, the numbers of shares bound by the Agreement are now as follows:

(a)	215,546,907 (two hundred fifteen million five hundred forty six thousand nine hundred seven) common shares owned by Cemig, and

(b)	153,775,790 (one hundred fifty three million seven hundred seventy five thousand seven hundred ninety) common shares owned by Coliseu,

– comprising a total of 57.64% of the Company’s common shares on this date.

Cemig and Coliseu irrevocably undertook to sign an amendment to the Agreement by June 30, 2016 to reflect the effects of removal of the bound status from the said shares, and the provisions of the Agreement, which were altered as from this date, as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1.	– to subject the creation of any new Directors’ Departments, or alteration or extinction of any of the Directors’ Departments of the Company specified in Clause 9.1 of the Agreement, to the quorum specified in Clause 6.5;

2.	– to confirm that the members of the Board of Directors of the Company will continue to be elected in accordance with Clause 8.1 of the Agreement, the drafting of which shall now be as shown below, and the provisions of Clause 8.1.1 of the Agreement and its sub-clauses shall not be applicable until the signature of the second amendment to the Agreement, when the Parties shall adjust Clause 8.1.1. of the Agreement and its subclauses so as to reflect the new composition of the shares bound by the agreement:

“ 8.1. Composition

The Company shall have a Board of Directors made up of 11 (eleven) members and an equal number of substitute members, all stockholders of the Company. They shall be elected for periods of office of 1 (one) year, able to be renewed. Coliseu shall appoint 4 (four) members and their respective substitute members; and Cemig shall appoint 5 (five) members and their respective substitute members. The Chair of the Board of Directors shall be appointed by the Party that has the largest number of common shares. The other members of the Board of Directors shall be elected in accordance with Items 5.3, 5.3.1 and 5.3.2 of the Level 2 Listing Regulations.”;

3.	– to exclude Clause 8.5.1 of the Agreement, the matters listed in that clause becoming subject to the quorum requirement specified in Clause 8.5 of the Agreement; and

– to include the following matter as subject to the quorum described in Clause 8.5 of the Agreement, and such other alterations as may be necessary to be compatible with the clauses of the Company’s by-laws:

“ Decision on choice of the agency specialized in contracting executives, which will be responsible for the process of contracting of the Chief Executive Officer (CEO) and the Chief Finance and Investor Relations Director”;

4.	– to change Clause 9.1 of the Agreement to provide that the Company shall have an Executive Board made up of 5 (five) members, resident in Brazil, elected by the Board of Directors, having periods of office of 2 (two) years, all to run concurrently, all able to be dismissed at any time, and able to be re-elected individually or as a group, being:

the Chief Executive Officer,

the Chief Finance and Investor Relations Officer,

the Chief Counsel and Chief Regulatory Officer,

the Chief Business Development Officer, and

the Chief Technical Officer;

and the Parties agree from the date hereof the following rules in relation to the Chief Officers:

(a)	The CEO and the Chief Finance and Investor Relations Officer must, obligatorily,

(i)	be professionals well known to have wide experience in the electricity sector, and/or in the financial, and/or in the investment sector; and

(ii)	be contracted in the market, via an agency specialized in selection and hiring of executives (i.e. ‘the Headhunter’).

(b)	At the end of the process of contracting conducted by the Headhunter, the Headhunter shall present the Human Resources committee with a list of at least 3 (three) professionals that meet the requirements of each one of the posts, as determined by the Company’s Human Resources Committee (“the List”).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(c)	The Human Resources Committee shall be responsible for proposing one of the names on the List, which shall then be submitted to the Board of Directors for election in accordance with Clause 8.5(j) of the Agreement.

(d)	If there is an impasse in the Human Resources Committee as to the name on the list to be submitted for decision by the Board of Directors for the function of CEO, then the CEO shall be chosen by the representatives of the Operator Stockholder on the Human Resources Committee.

(e)	If there is an impasse in the Human Resources Committee as to the name on the list to be submitted for decision by the Board of Directors for the function of Chief Finance and Investor Relations Officer, then that chief officer shall be chosen by the representatives of the Investor Stockholder on the Human Resources Committee.

(f)	The Chief Officers of the Company shall carry out their functions as specified in the by-laws and, additionally, in accordance with the duties defined by the Board of Directors and the Human Resources Committee.

(g)	The CEO and the Chief Finance and Investor Relations Officer that are in those positions on the date of signature of this Commitment Undertaking may be kept in their positions until the end of their respective periods of office, and may be re-elected, in which case the rules in this present item ‘4’ shall be followed.

(h)	The Parties must take the measures necessary to alter the periods of office of the Chief Officers to 2 (two) years, and this also applies to the Chief Officers elected at the meeting of the Board of Directors held on May 9, 2016, if applicable.

5.	– to disallow any creation and/or existence of directors other than those specified in the by-laws of the Company, it being agreed that:

(a)	before the first meeting of the Board of Directors held after the Annual General Meeting of 2018 (i.e. the end of the periods of office of the Statutory Directors), the Parties shall evaluate the Non-statutory Directorships and decide, jointly, as to transformation of these into Statutory Directorships, under the by-laws, or their abolition;

(b)	at the end of the present periods of office (i.e., at the first meeting of the Board of Directors of the Company after the Annual General Meeting of 2018), the Parties agree that the Non-statutory Directorships will be abolished; and

(c)	if the present non-statutory directors are dismissed during their present period of office, the Parties agree that the non-statutory directorships shall be abolished.

6.	– to establish that the Committees with technical and/or consultative functions which already exist or are created in the future shall, obligatorily, be made up of members appointed in equal numbers by Coliseu and by Cemig; and

7.	– to exclude Clause 13.5 of the Agreement.

The Commitment Undertaking also provides the option for Cemig:

– to request, by December 31, 2016, that the bound status be removed from

81,000,000 additional common shares that Cemig holds in the Company,

– in which event Coliseu may also remove bound status from

21,000,000 common shares in the company that Coliseu holds;

and that once the bound status of these shares has been removed, the Parties shall revise the Agreement by signature of a third Amendment reflecting the balance between the holdings of the Parties in the controlling stockholding block of the Company.

Cemig will keep its stockholders and the market duly informed on all new information on this subject.

Belo Horizonte, June 1, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. MATERIAL ANNOUNCEMENT DATED JUNE 1, 2016: STOCKHOLDERS’ AGREEMENT OF PARATI: AMENDMENT TO PUT OPTION

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Stockholders’ agreement of Parati: amendment to Put Option

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On May 31, 2016 Cemig signed the following two documents:

(i)	The Third Amendment to the Stockholders’ Agreement of Parati (Participações em Ativos de Energia Elétrica S.A. – Parati).

This amendment formalizes alterations to the Put Option granted by Cemig to Redentor Fundo de Investimento em Participações (FIP Redentor) pursuant to the decision of the Extraordinary General Meeting of Stockholders of Cemig held on March 24, 2011.

These alterations were approved in re-ratifications decided by the Extraordinary General Meetings of Stockholders of Cemig held on May 27 and May 30, 2016.

(ii)	A Share Lien Contract establishing, as guarantee for the obligations assumed by Cemig in the transaction, a charge on shares in Taesa (Transmissora Aliança de Energia S.A. – Taesa) and, as further security, on shares owned by Cemig in Light S.A.

Cemig will keep its stockholders and the market duly informed on all new information on this subject.

Belo Horizonte, June 1, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. SUMMARY OF PRINCIPAL DECISIONS OF THE 666TH MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 10, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of June 10, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 666th meeting, held on June 10, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

•	Grant of a guarantee for issuance of Promissory Notes by Cemig GT.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. SUMMARY OF PRINCIPAL DECISIONS OF THE 667TH MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 10, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of June 10, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 667th meeting, held on June 10, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) approved the following:

•	Code of Professional Conduct and Statement of Ethical Principles.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. STATEMENT OF ETHICAL PRINCIPLES AND CODE OF PROFESSIONAL CONDUCT

Statement of Ethical Principles and Code of Professional Conduct

Index

CHAPTER 1 – GENERAL

1.	Objective
2.	Whom the Code applies to
3.	Scope of application
4.	Compatibility with other rules, law and regulations

CHAPTER 2 – PRINCIPLES

1.	Commitment to ethics and transparency
2.	Professional integrity
3.	Health and safety
4.	Commitment to the rules
5.	Commitment to best corporate governance practices
6.	Commitment to the client
7.	Sustainability
8.	Protection of the Company“s image, brand, reputation and property
9.	Only appropriate use of IT information and resources

CHAPTER 3 – CRITERIA FOR CONDUCT

1.	Criteria for all to whom this Code applies
2.	Criteria for Management, members of the Audit Board, employees and interns
3.	Special criteria in the relationship with outsourced workers and subcontractors
4.	Special criteria for outsourced suppliers, and subcontractors
5.	Specific criteria in the relationship with the public and clients
6.	Special criteria for the relationship with the media, the market and investors
7.	Specific criteria in relation to other entities
8.	Special criteria in relation to companies of the “Cemig Group”

CHAPTER 4 – MANAGEMENT OF THE PROCESS OF ETHICS

1.	The Ethics Committee
2.	Receipt and treatment of accusations and consultations
3.	Policies on non-retaliation and non-identification
4.	Proceedings governing discipline, punishment and liability

CHAPTER 5 – FINAL PROVISIONS

1.	Period of validity
2.	Interpretation
3.	Duty to disclose
4.	Commitment to the Code

CONCEPTS / GLOSSARY

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CHAPTER 1 – GENERAL

1.	Objective

Cemig“s Statement of Ethical Principles and Code of Professional Conduct (hereinafter, „the Code“) provides orientation and structure for the conduct of those who act in the name of, or interact with, the Company. Its aim is that all actions should be ethical, as well as complying with law and regulations.

2.	Whom the Code applies to

The Code applies to, and must be obeyed by, all the following: Management, members of the Audit Board, employees, interns, outsourced suppliers, and subcontractors.

3.	Scope of application

This Code is to be used in all relationships that arise as a result of Cemig“s activities with its Management, Audit Board members, employees, stockholders, the public, clients, outsourced providers, subcontractors, interns and all those with whom Cemig has any relationship.

This Code applies to: Companhia Energética de Minas Gerais („Cemig“), Cemig Geração e Transmissão S.A. („Cemig GT“), Cemig Distribuição S.A. („Cemig D“), and all other subsidiaries, wholly-owned or otherwise; and serves as orientation for all the companies in which Cemig has a stockholding interest.

4.	Compatibility with other rules, law and regulations

This Code is in compliance with all the provisions of the Constitution and of law and regulations to which Cemig is subject.

Any interpretation that is made of this Code should assume meanings that reaffirm the Code“s existence, importance and application.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CHAPTER 2 – PRINCIPLES

The following are Cemig“s principles of conduct, to be complied with in every action taken by those to whom this Code applies:

1.	Commitment to ethics and transparency

Those to whom this Code applies must adopt criteria of ethics, integrity, good faith and transparency in their entire conduct. Thus, the following are indispensable requirements:

a)	to act ethically and transparently;

b)	to make proper and correct use of information received;

c)	to act in accordance with the Constitution, the Law, regulations, and the internal rules of Cemig;

d)	to comply with the rules prohibiting family relationships in the workplace and in business transactions, nepotism, influence-peddling and crimes against the Public Administration;

e)	to publicize actions taken, and the reasons for them, obeying the degree of confidentiality of information;

f)	to take steps for full preservation of all of the Company“s information;

g)	to report any situations in which this Code is not obeyed;

h)	not to commit any act of active or passive corruption;

i)	not to accept any bribe, kickback or extortion;

j)	not to receive or offer any gift, donation or advantage whatsoever;

and

k)	not to commit any act that is fraudulent, or any act of money- laundering, or concealment of assets, rights or amounts of money.

2. Professional integrity

Those to whom this Code applies must guide all their conduct on the principle of recognizing and valuing professional integrity, acting with prudence and responsibility at all times. Thus, the following are indispensable requirements:

a)	to act in a professional manner, committed at all times to the activities of Cemig, its mission, vision, values and principles;

b)	to be at all times polite, cooperative and respectful;

c)	not to create any conflict with the interests of Cemig;

d)	immediately to advise one“s immediate superior of anything that might characterize conflict of interest;

e)	to preserve a healthy and appropriate work environment;

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

f)	in all professional relationships established, to obey and be guided by the interests of Cemig;

g)	to participate in, disseminate and put into practice the training and skill acquisition courses provided by Cemig;

h)	to act with loyalty to the “Cemig Group”; and

i)	not to permit any actions that enable any favoring of third parties, or other abuses, in any transaction involving the “Cemig Group”.

3. Health and safety

All those to whom this Code applies must comply with the health and safety rules in all their conduct. Thus, the following are indispensable requirements:

a)	to be aware of and to obey the legislation in relation to health and safety in the workplace, the principles of Cemig“s Occupational Health, Safety and Wellbeing Policy, and the other internal rules;

b)	to ensure that there are appropriate conditions of work health and safety in our daily activities;

c)	to make individual and collective protection equipment available, to use it appropriately, and to require that it be used appropriately;

d)	to comply with, and to monitor and inspect compliance with, the rules regarding employees and service providers that involve Cemig having subsidiary or joint liability;

e)	to seek solutions for situations that could represent risks to the safety of the workforce and/or the population;

f)	to refuse to execute any activities that would otherwise take place in unsafe conditions, or not in compliance with current safety rules;

g)	to contribute to continuous development of safe practices; and

h)	to instruct the public and clients on safe practices in Cemig“s area of operation, aiming to prevent accidents and losses.

4. Commitment to the rules

All conduct of those to whom this Code applies must be in harmony with the provisions of law and rulings of authorities to which Cemig is subject. Thus, the following are indispensable requirements:

a)	to be aware of, and to act in accordance with, the applicable rules;

b)	to help and assist in improvement of internal rules;

c)	to make efforts at all times to ensure that rules are complied with;

d)	to obey the interpretations that apply to rules issued by Cemig;

e)	on making of any contract by Cemig, to obey all legal and other rulings, and Cemig internal rules; and

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

f)	to comply with all national and international public commitments that Cemig has entered into, especially the Global Compact and its Principles.

5. Commitment to best corporate governance practices

In all their conduct, those to whom this Code applies must take into account Cemig“s commitment to good corporate governance. Hence the following are indispensable requirements:

a)	to treat as priority the establishment of relationships of trust, integrity and respect with stockholders, investors, clients, employees, suppliers, the public, regulatory agencies, inspection and monitoring bodies, and the government;

b)	to maintain control of all information so as to ensure its veracity and quality;

c)	to create reports that are clear, truthful and objective and contain all the information necessary for a wide understanding of the subject;

d)	to seek economic and financial gains, and improvements of image, for the “Cemig Group”, acting in a manner that is ethical and sustainable;

e)	to comply with the legislation and the rules instituted by the securities regulation and inspection bodies, both of Brazil and of the countries where Cemig has securities listed;

f)	to act with transparency, independence, equity and responsibility in all relationships with Management, employees, outsourced workers, stockholders, investors, market analysts, auditors, clients, the public, government, and regulatory and inspection bodies – above all by supplying information that distinguishes itself by its quality, veracity, proper timing and punctuality;

g)	to make public material information about Cemig widely available, removing any perception that there may be any privileged access to such information, except in the cases where secrecy is required and indispensable;

h)	to withdraw from any discussion, decision or activity that is incompatible with one“s functions and/or which might generate conflict of interests;

i)	not to disclose to third parties any confidential or privileged information that has not yet been disclosed to the market; and

j)	not to commit any unlawful act or economic crime, including any that might cause Cemig to have objective or subjective liability arising from impropriety or corruption, fiscal responsibility, fraud or any similar factor.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.	Commitment to the client

In all conduct, those to whom this Code applies must take into account Cemig“s commitment to excellence in provision of services and relationships with clients. Thus, the following are indispensable requirements:

a)	to relate to the client in a respectful and polite manner;

b)	continuously to seek improvement in the quality of services;

c)	to present information that is trustworthy, exact, transparent and objective;

d)	to be proactive in meeting the needs of clients and in seeking solutions for their issues, subject to the limitations of ethics and sustainability;

e)	to offer orientations on environmentally appropriate, sustainable and responsible use of electricity; and

f)	to obey the criteria for attending clients.

7.	Sustainability

Those to whom this Code applies, should, in all their actions, be committed to corporate sustainability in its economic-financial, regulatory, environment and social aspects. Thus, the following are indispensable requirements:

a)	to act with promptness and commitment in prevention or mitigation of environmental damage;

b)	whenever in charge of an activity, to minimize the impacts and environmental and social risks arising from it;

c)	to report any actions that cause or could potentially cause social or environmental damage;

d)	to use natural resources rationally, and motivate others to do so;

e)	to foster an environment favorable to raising citizenship awareness;

f)	to act with social responsibility and with respect for human dignity;

g)	to stimulate adoption of good practices in social and environmental responsibility;

h)	to encourage technological innovation, and ensure the use of the most appropriate technologies in Cemig“s processes;

i)	to seek greater competitiveness and optimization of operational results;

j)	to use economic-financial resources responsibly;

k)	to support and encourage actions for energy conservation, energy efficiency and combat of waste;

l)	to work proactively to comply with regulatory obligations; and

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

m)	to act to reduce costs, to preserve the Company“s assets and financial investments.

8.	Protection of the Company’s image, brand, reputation and property

The conduct of those to whom this Code applies must be guided by preservation of Cemig“s institutional image, brand, reputation and property. Thus, the following are indispensable requirements:

a)	to preserve and protect the intellectual and industrial property, and rights of authorship of the “Cemig Group”;

b)	in any information, disclosure, document or advertising/marketing, to act at all times to protect and preserve Cemig“s brand, image and visual identity;

c)	to employ Cemig“s property rationally, and exclusively in the Company“s interests;

d)	to act at all times to protect and preserve Cemig“s facilities, materials, equipment, vehicles and other goods and resources;

e)	to use only those resources that are necessary for performing one“s responsibilities;

f)	in all activities, to minimize real or potential adverse effects on the business and reputation of the “Cemig Group”;

g)	not to allow Cemig“s resources or assets to be used to damage the Company or its image;

h)	not to use Cemig“s materials, image, brand or property for any interest of oneself or of any other person;

i)	when events, programs, projects or nomenclature of any of the administrative units are being disclosed, not to use any image or symbol that interferes with the correct application of the Cemig brand;

j)	not to make any disclosure or comment in the press or social media relating to any information that could have an adverse effect on the Company“s image;

k)	not to use or refer to the Cemig brand in any personal profile name, email name, „alias“ or „nickname“ in any social media, website, discussion group or forum;

l)	not to register the Company“s corporate or institutional email address on any social media, website or discussion group that is foreign to the Company“s interests, business and/or services;

m)	not to publish, even in a personal profile, any content or message of a violent, aggressive, hostile or intolerant nature, or such as might reduce regard for, or be inconsistent with, Cemig“s published opinions; and

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

n)	not to make any disclosure that places work colleagues or the Company in a negative light.

9.	Appropriate use of IT information and resources

In all their conduct, those to whom this Code applies must be guided by the concept of appropriate and rational use of the physical or digital resources made available by Cemig. Thus, the following are indispensable requirements:

a)	to act with responsibility for information security, and at all times in favor of confidentiality, safety and availability of the Company“s information;

b)	to use the internet, the Intranet, and the access to the network and the email service made available by Cemig in a responsible and safe manner, obeying the policies and procedures connected to its use and protection;

c)	not to use Cemig“s IT information or resources in any way that violates the requirements of law, regulations or internal policies;

d)	not to access, try to access, or facilitate access to restricted data without authorization from the competent body; and

e)	not to assign or transmit to any third party any restricted information without the prior authorization of the competent body.

CHAPTER 3 – CRITERIA FOR CONDUCT

1.	Criteria for all to whom this Code applies

The following criteria of conduct apply to all, and are to be obeyed in all relationships:

a)	to respect all rights of personality, such as life, liberty, honor, secrecy, intimacy, privacy, image and dignity;

b)	to combat child, slave, cruel or inhuman work;

c)	to combat any form of moral or sexual harassment;

d)	to support and apply actions of social inclusion;

e)	to respect and protect minors, the disabled, pregnant women, the elderly, indigenous people and any persons in a situation of danger;

f)	to value diversity and equality of opportunity;

g)	to combat and prevent any form of discrimination on the basis of race, gender, sexual orientation, color, appearance, nationality, religion, age, physical or mental condition, marital status or political ideology;

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

h)	to obey all rules of employment law and human rights, including the Brazilian Consolidated Employment Laws („CLT“), the UN Universal Declaration of Human Rights, and the ILO Tripartite Declaration on Multinational Enterprises and Social Policy;

i)	to take sustainability into account in all decision-making processes, projects, procedures and activities;

j)	to take responsibility for failings in execution of one“s activities; and

k)	on becoming aware of the practice of any non-compliant or illegal act, to intercede with management superiors, or using the permanent communication channels dedicated to reception of accusations.

2.	Criteria for Management, members of the Audit Board, employees and interns

The following are specific criteria for conduct to be obeyed by Management, members of the Audit Board, employees and interns:

a)	to obey the periods and deadlines specified by law and internal rules in relation to access to information;

b)	to refuse any practice of, or attempt to practice, any action that is anti-ethical, tends to corrupt, or is illegal, unlawful, immoral or inappropriate.

c)	to use the Ethics Channel and the Ethics Committee to resolve any doubts about the interpretation of this Code;

d)	at all times to adopt a proactive, ethical and transparent stance;

e)	to direct attention during working hours only to professional matters;

f)	to focus on actions that are efficient and results-directed;

g)	to report any action not compliant with this Code of which one is aware;

h)	to be liable for any knowingly groundless accusations of non- compliance with this Code;

i)	to take part in training sessions in relation to this Code;

j)	to obey the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais;

k)	to act always in such a way as to reduce costs and preserve the Company“s property and financial investments;

l)	when responsible for keeping or possession of documents, to act at all times for their safety;

m)	when responsible for contracts, to manage them, and inspect and monitor execution and compliance with them;

n)	to report and immediately deliver to superiors any notice, summons, request, recommendation or official letter from any public body or external entity;

o)	in administrative acts, to provide fair grounds for taking of decisions;

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

p)	never to omit the existence of any possible conflict of interest, or any circumstance that might prevent participation, in provision of information or bases for any process in the Company;

q)	not to reply to any summons, notice, request, recommendation or official letter from any public body or external entity, unless authorized to do so by the competent authority;

r)	not to receive or offer any present, donation or advantage of any type, of any monetary value, from or to persons, companies or entities that have or may have an interest in any routine act or matter, or institutional decision or information that is confidential to which one may have access;

s)	not to carry out any political or religious proselytization at work locations or during activities carried out in the name of the “Cemig Group”;

t)	not to use any Cemig employment, function, position or the Company“s name in the interest of oneself or a third party;

u)	when aware of or in possession of any goods as a result of one“s activities, not to use them to further personal interests or those of a third party;

v)	not to carry out any act of discrimination of any type;

w)	not to make any public statement in the name of Cemig without authorization; and

x)	not to use any resources, programs or services of the “Cemig Group”, or any association they may have with the brand, without the Company“s formal consent.

3.	Specific criteria in the relationship with outsourced workers and subcontractors

The following are specific criteria for conduct to be obeyed in relationships with outsourced workers and subcontractors:

a)	to conduct all relationships with outsourced workers or subcontractors in a professional manner;

b)	to preserve the strategic information of the “Cemig Group”;

c)	to guarantee the Company“s interests when contracting, and in monitoring and inspecting execution of contracts;

d)	to ensure that the criteria established in this Code for outsourced workers and subcontractors are obeyed;

e)	to treat competitors in tender and competition processes equally, obeying the principles of legality, impersonality, morality, publicity and efficiency, without favoring anyone;

f)	to obey the law and legal rules for specification, budgeting, tender, acquisition, contracting, contract management and execution, monitoring/inspection, and, if necessary, punishment of employees or outsourced suppliers.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.	Specific criteria for outsourced suppliers, and subcontractors

The following are specific criteria for conduct to be obeyed directly by outsourced workers, and subcontractors:

a)	to facilitate access to data, documents and facilities connected with execution of activities related to the “Cemig Group”, including for the purposes of audit and inspection by the internal and external control bodies;

b)	to comply with the rules that are inherent to sustainable development;

c)	to monitor and inspect the action of subcontractors, taking direct responsibility for all actions carried out by them, in the terms of this Code, that affect the “Cemig Group”;

d)	to obey this Code and disseminate its directives to all those involved in compliance with activities related to the “Cemig Group”; and

e)	to obey the ethics of competition, in such a way as not to permit acts of market concentration, formation of cartels, or any practice of kickbacks, bribery or coercion.

5.	Specific criteria in the relationship with the public and clients

The following are specific criteria for conduct to be obeyed in relation to society and clients:

a)	to orient the public and clients on safety in dealing with electricity, and on energy conservation;

b)	to orient the public and clients to use the existing channels for any reports and complaints;

c)	to pass on any accusations or complaints received, for investigation;

d)	to deal with requests received in a manner that is polite and effective; and

e)	to disseminate the good practices specified in this Code.

6.	Specific criteria for the relationship with the media, the market and investors

The following are specific criteria to be obeyed in relations with the media, market and investors:

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

a)	to assume responsibility for the quality, security and truthfulness of information supplied and opinions issued;

b)	not to make any statement unless it is authorized by the competent body, with the knowledge of the disclosing person“s superiors and in accordance with the directives of the “Cemig Group”; and

c)	not to make any statement about any information that is strategic, secret, in the process of being investigated or outside the competency and/or activities of the disclosing person.

7.	Specific criteria in relation to other entities

The following are specific requirements for conduct in relationships with other public bodies:

a)	to obey the Codes of Conduct of the entities with which working agreements, contracts or other agreed matters are established, provided they do not conflict with this Code;

b)	diligently to attend and respond to requests received;

c)	to duly process and submit all documentation and requests that come from other public bodies or should be remitted to them;

d)	to give account and provide information requested; and

e)	to comply with all rules that apply to the “Cemig Group” issued by public bodies

8.	Specific criteria in relation to companies of the “Cemig Group”

The following are specific criteria for conduct to be complied with in relationships with companies of the “Cemig Group”:

a)	all activity in companies of the “Cemig Group” shall be guided by all the directives of this Code;

b)	all transactions between companies of the “Cemig Group” shall be effected with transparency, obeying all technical, regulatory and commercial criteria, and in accordance with market practices and the rules issued by the regulatory body;

c)	a board member of a company of the “Cemig Group” must act with independence, and make efforts at all times to protect the interests of that Company; and

d)	to give timely account of all activities to Cemig.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CHAPTER 4 – MANAGEMENT OF THE PROCESS OF ETHICS

The following structures and procedures exist to put this Code into effect:

1.	The Ethics Committee

1.1.	The Ethics Committee is permanent, and is made up of General Managers appointed in accordance with specific internal rules.

1.2.	The Ethics Committee has the following minimum duties:

a)	to ensure investigation of all accusations received by the Ethics Channel, or directly by its members, or through other means;

b)	to call for internal or external documents for the purpose of establishment of the facts and, if necessary, to call for intervention by the competent bodies;

c)	to submit, to the bodies responsible, any proofs that are found during the process of examination of accusations;

d)	to guarantee anonymity in relation to all accusations of which the committee become aware, and which it processes;

e)	to comply with the internal rules governing its competency, and procedures to be followed;

f)	to investigate any cases of retaliation arising in relation to use of the right of anonymity, of which the Committee becomes aware; and

g)	to respond to all accusations or consultations on operational, non- operational or ethical subjects, whether received anonymously or with identification.

2.	Receipt and treatment of accusations and consultations

2.1.	The following are permanent channels of communication, available for receipt of consultations or accusations submitted to the Cemig Committee of Ethics, with or without identification of the party reporting them:

a)	in physical form: by sending of correspondence;

b)	by exclusive email: through access to Cemig“s Intranet or website or by other electronic means; and

c)	by internal or external telephone.

2.2.	The responses shall be made available by the same means used by the reporting party, except where a case of anonymity makes return of information impossible.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.3.	The following minimum rules apply:

a)	Accusations may also be sent to any of the following parties, which must immediately submit them to the Company“s Ethics Committee:

– the complaining party“s immediate manager;

– the Internal Audit Department;

– Cemig“s Ombudsman;

– the Chief Executive Officer;

– the Audit Board.

b)	The Ethics Channel, available on Cemig“s Intranet, guarantees total anonymity to any reporting party who opts to remain unidentified, even when a company registry number and access password are used to enter the corporate network.

c)	Even in cases where the access is by physical correspondence, email or telephone – when it is not possible to ensure anonymity of the complaining party due to the medium used for the complaint – secrecy on that party“s identity is guaranteed during the whole of the process of investigation.

d)	The means of communication made available may also be used, for example, for answers to questions by any interested party seeking the optimum interpretation of this Code, or indeed, as the case may be, offering suggestions for its improvement.

3.	Policies on non-retaliation and non-identification

3.1	Any party that reports a matter of non-compliance with this Code and who does not wish to be identified has the right to be kept anonymous during the investigations, and has the right not to suffer any retaliation for the use of the right to file a complaint.

3.2	The duty of non-retaliation extends to everyone who has access to the report, including but not limited to: members of boards and committees; operators of the Ethics Channel system; anyone with responsibility for receipt or registration of messages, or answering the telephone; witnesses; those giving depositions; and any defenders appointed.

3.3	The duty of non-retaliation extends to include prohibition on propagation of the accusation itself, or of any information that any employee has had to become aware of.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.	Proceedings governing discipline, punishment and liability

4.1.	Based on reports of actions not in compliance with this Code, proceedings for discipline, punishment or liability may be opened for investigation and, if necessary, punishment of those responsible.

4.2.	In these proceedings there shall be full right of reply and defense, with use of all means of proof admitted by law and pertinent to the case.

4.3.	The following shall be regarded as:

a)	Disciplinary proceedings: Those opened against Management, members of the Audit Board, employees, stockholders or interns;

b)	Punishment proceedings: Proceedings opened against outsourced suppliers or subcontractors, for infringements of this Code that are not related to acts of corruption;

c)	Liability proceedings: Those opened against outsourced suppliers or subcontractors, for acts specified as corruption and in the terms of the applicable legislation.

4.4.	In cases in which, to comply with the applicable legislation, investigation is the responsibility of bodies external to Cemig, the documentation collected in the process of diligence shall be sent to the body in question, and the duty to cooperate with the investigations shall remain.

4.5.	Compliance with the provisions of this Code must be rigorous, in such a way as to permit zero tolerance and/or leniency for undesirable actions, and all reports that are made with grounds to the competent bodies must be investigated.

CHAPTER 5 – FINAL PROVISIONS

1.	Period of validity

This Code remains in effect for an indeterminate period, from its publication.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.	Interpretation

The rules of this Code are to be interpreted in such a way as to ensure that the Code is in force and effective, at all times in compatibility with the related laws and internal rules; any conflict may be submitted to the Ethics Committee.

3.	Duty to disclose

3.1.	All those to whom this Code is applicable have the duty to disseminate it, its terms and the good practices it refers to, and to make appropriate report of any infringements of it.

3.2.	All those to whom the Code applies have the obligation to make any persons with whom they relate aware of the content of this Code, and to publicize and take part in the training events carried out by companies of the “Cemig Group”.

3.3.	All contracts, working agreements and legal transactions entered into with third parties must, obligatorily, make reference to this Code.

4.	Commitment to the Code

4.1.	All parties to whom this Code applies have the obligation to be aware of its content, and may not allege lack of knowledge of it, whether or not they have signed any Commitment Undertaking in relation to it or to conduct. They are also obliged to comply with it faithfully, as from its date of publication.

CONCEPTS / GLOSSARY

“Cemig Group”: The companies, consortia, special-purpose companies (SPCs) and Private Investment Funds (FIPs) in which Cemig has a direct or indirect interest as stockholder. The phrase is always to be written between quotation marks.

Conflict of interest: The situation when a person taking a decision for the Company also has an interest (financial or other) different to that of the Company. According to the Code of Best Corporate Governance Practices of the Brazilian Corporate Governance Institute (IBGC): “There is a conflict of interest when a person is not independent in relation to the matter under discussion, and is in a position to influence, or take, decisions motivated by interests that are different from those of the Company”.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Corporate governance: The system by which organizations are directed, monitored and motivated, involving the relationships, for example, between proprietors, Board of Directors, Executive Board and control bodies. Good corporate governance practices convert principles into objective recommendations, aligning interests for the purposes of preserving and optimizing the value of the organization, facilitating its access to funding and resources, and contributing to its longevity.

Email name: First name in an email address, prior to the @ sign. In smith@xxxx.com, the „email name“ is „Smith“.

Employee: An individual who has and maintains a direct employment-law relationship with Cemig.

Intranet: The Company“s internal computer network.

Management: Members of the Board of Directors and Executive Board of Cemig.

Nickname: Fictitious name used to identify internet users in chat or instant messaging programs.

Outsourced suppliers: Suppliers of materials, services and subcontractors, whether individuals or legal entities.

Related parties: Individuals or legal entities that have direct or indirect influence on business decisions of companies of the “Cemig Group”

Social responsibility: The stance and activity of helping improve the quality of life in communities where the Company operates.

Sustainable development: Economic growth arising from the rational use of resources, ensuring their availability for future generations. Sustainable development practices include, for example, responsibility-sharing and reverse logistics.

Website: A group of web pages with content accessible at a given web address.

Workforce: Employees, and providers of services.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. MINUTES OF THE EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS OPENED ON JUNE 14, 2016 AND COMPLETED ON JUNE 17, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

OPENED ON JUNE 14, 2016

AND COMPLETED ON JUNE 17, 2016

On the fourteenth day of June of the year two thousand and sixteen at 11 a.m., at the head office, Barbacena 1200, 21st Floor, Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais –Cemig met in Extraordinary General Meeting, on first convocation, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements.

The stockholder The State of Minas Gerais was represented by Ms. Ana Paula Muggler Rodarte, Procurator of the State of Minas Gerais, for the office of the Advocate-General of the State, in accordance with the current legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders; and that the stockholders present should choose the Chair of this Meeting, in accordance with Clause 10 of the Company’s by-laws.

Asking for the floor, the representative of the stockholder The State of Minas Gerais put forward the name of the stockholder Alexandre de Queiroz Rodrigues to chair the Meeting. The proposal of the representative by the stockholder The State of Minas Gerais was put to debate, and to the vote, and approved unanimously.

The Chair then declared the Meeting open, and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published on May 14, 17 and 18 of this year, in the publications Minas Gerais, the official publication of the Powers of the State, on pages 106, 49 and 39-40, respectively, and in the newspaper O Tempo, on pages 32, 16 and 30, respectively, the content of which is as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

JUNE 14, 2016

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on June 14, 2016 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1)	Changes to the Company’s by-laws, as follows:

– Change to Clause 18, to alter the composition of the Executive Board.

– Change in Sub-item IV of Clause 22, to change the duties of the Chief Corporate Management Officer.

– Change in Sub-item IX of Clause 22, to replace the duties of the Chief Officer for the Gas Division by the duties of the Chief Human Relations and Resources Officer.

– Change in Sub-item VIII of Clause 22, to include Sub-clauses ‘t’ to ‘z’, containing new duties of the Chief Business Development Officer.

– Change in the drafting of Sub-clause ‘g’ of Sub-item I of Article 22, to exclude the conduct of activities of internal auditing from the duties of the Chief Executive Officer.

– Inclusion of Sub-clause ‘t’ in Clause 17, so that conduct of activities of internal auditing shall be a duty of the Board of Directors.

2)	Orientation of the representatives of Cemig to vote in favor of the changes in the by-laws on the agenda of:

– the Extraordinary General Meeting of Stockholders of Cemig Distribuição S.A., and

– the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A.,

to be held on the same date as the General Meeting of Stockholders of Cemig that is held for the purpose of altering the by-laws.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by June 10, 2016, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Av. Barbacena 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, May 13, 2016

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors”

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Chair then asked the Secretary to read the Proposal by the Board of Directors, which deals with the items on the agenda. The content of that document is as follows:

“ PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 14, 2016

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig

– whereas:

a)	it is opportune to alter the Company’s by-laws, to:

– abolish the post of Chief Officer for the Gas Division;

– re-define the duties of the Chief Corporate Management Officer; and

– create the office and department of the Chief Officer for Human Relations and Resources;

in order to:

– optimize mutual communication with the employees;

– increase the specialization of corporate functions in line with best market practice; and

– enable agility in taking of decisions;

b)	since the Chief Officer for the Gas Division will no longer be part of the Executive Board, his/her duties will be assumed by the Chief Business Development Officer;

c)	best governance practices in transparency and independence indicate that the functions of internal auditing should be under the coordination and monitoring of the members of the Board of Directors;

d)	Clause 11, Paragraph 1 of the by-laws of Cemig provides as follows:

“Clause 11 (...)

§1 The structure and composition of the Board of Directors and the Executive Board of the Company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., with the exception that only the wholly-owned subsidiary Cemig Distribuição S.A. shall have a Chief Distribution and Sales Officer, and only the wholly-owned subsidiary Cemig Geração e Transmissão S.A. shall have a Chief Generation and Transmission Officer.”;

e)	Cemig Geração e Transmissão S.A. (‘Cemig GT’) and Cemig Distribuição S.A. (‘Cemig D’) will hold Extraordinary General Meetings of Stockholders to change their by-laws on the same date on which Cemig changes its by-laws;

f)	Clause 21, Paragraph 4, Subclause ‘g’ of the by-laws of Cemig states:

“Clause 21 (...)

§4 The following decisions shall require a decision by the Executive Board:

g) approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan.”;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

– now proposes to you as follows:

I)	To make the following changes to the Company’s by-laws:

a)	Alteration of Clause 18, to change the composition of the Executive Board, to the following:

“Clause 18 The Executive Board shall be made up of the following 11 (eleven) Executive Officers, who may be stockholders, resident in Brazil, elected by the Board of Directors:

Chief Executive Officer;

Deputy Chief Executive Officer;

Chief Finance and Investor Relations Officer;

Chief Corporate Management Officer;

Chief Distribution and Sales Officer;

Chief Trading Officer;

Chief Business Development Officer;

Chief Generation and Transmission Officer;

Chief Human Relations and Resources Officer;

Chief Counsel; and

Chief Institutional Relations and Communication Officer.

The period of office of the Executive Officers shall be 3 (three) years, and re-election is permitted. The Executive Officers shall remain in their posts until their duly elected successors take office.”.

b)	Alteration of Sub-item IV of Clause 22, to change the duties of the Chief Corporate Management Officer, with the following drafting:

“Clause 22 (...)

IV	To the Chief Corporate Management Officer:

a)	to decide, conduct and supervise the Company’s telecommunications and information technology policy;

b)	to plan, put in place and maintain the Company’s telecommunications and information technology systems;

c)	to decide policies and rules on support services such as transport, administrative communication, security guarding, and provision of adequate quality in the workplace for the Company’s personnel;

d)	to provide the Company with infrastructure and administrative support resources and services;

e)	to coordinate the policies, processes and means of property security and security guarding approved by the Company;

f)	to administer the process of acquisition and disposal of materials, equipment and real estate property, contracting of works and services and construction and inspection of works on buildings;

g)	to effect quality control of the material acquired and of the qualification of contracted service providers;

h)	to administer and control the stock of material, and to arrange for separation and recovery of used material, and sales of excess and unusable material, and scrap;

i)	to arrange for and implement programs to increase, develop and continually improve suppliers of materials and services of interest to the company, alone or in cooperation with other Chief Officers or development agencies or industry associations, in the ambit of the State of Minas Gerais;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

j)	to authorize opening of administrative tender proceedings and proceedings for exemption from or non-requirement for tender, and the corresponding contracts, in amounts up to R$ 2,800,000.00 (two million eight hundred thousand Reais).”.

c)	Alteration of Sub-item IX of Clause 22, to replace the references to the duties of the Chief Officer for the Gas Division with a specification of the duties of the Chief Human Relations and Resources Officer, with the following drafting:

“Clause 22 (...)

IX	To the Chief Officer for Human Relations and Resources:

a)	to ensure the provision of appropriate personnel to the Company;

b)	to decide the Company’s human resources policy and to orient and promote its application;

c)	to coordinate the policies, processes and means of work safety approved by the Company;

d)	to orient and conduct the activities related to organizational studies and their documentation;

e)	to carry out the negotiations of collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

f)	to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company and of the other companies involved in the negotiations, appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator;

g)	to present to the Executive Board the assessments received from a leadership succession development program, put in place by the Company, for the purpose of giving the Executive Board input for its decisions on appointments of employees to management posts.”.

d)	Alteration of Sub-item VIII of Clause 22, to include Sub-clauses ‘t’ to ‘z’, containing new duties of the Chief Business Development Officer, with the following drafting:

“Clause 22 (...)

VIII	To the Chief Business Development Officer: (...)

t)	to coordinate, in the name of the Company and its wholly-owned and other subsidiaries, all the activities related to exploration, acquisition, storage, transport, distribution and sale of oil and gas or oil products and by-products, directly or through third parties;

u)	to propose to the Executive Board guidelines and general rules and plans for operation, prospecting, exploration, acquisition, storage, transport, distribution and sale of activities of the oil and gas business;

v)	to carry out research, analyses and studies of investments and new technologies related to oil and gas and studies and development of business in that sector;

w)	to develop a structure of rules and standardization for projects in the field of oil and gas;

x)	to consolidate the management of the work safety policies of Gasmig and of other special-purpose companies, in the ambit of the oil and gas activities;

y)	to carry out research, studies, analyses and market projections of interest to the Company in the ambit of the oil and gas activities;

z)	to represent the Company in the various entities that bring together the companies of the oil and gas sector.”.

e)	Alteration in the drafting of Sub-clause ‘g’ of Sub-item I of Article 22, to exclude the conduct of activities of internal auditing from the duties of the Chief Executive Officer, with the following drafting:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“Clause 22 (...)

I	To the Chief Executive Officer (...)

g)	to manage and direct the Corporate Executive Office, and activities of strategic planning;”.

f)	Inclusion of Sub-clause ‘t’ in Clause 17, so that conduct of activities of internal auditing shall be a duty of the Board of Directors, with the following drafting:

“Clause 17 (...)

t)	to manage and direct the activities of internal auditing.”.

II)	Orientation of Cemig’s representatives to vote in favor of the agenda of changes in the by-laws at:

–	the Extraordinary General Meeting of Stockholders of Cemig D, and

–	the Extraordinary General Meeting of Stockholders of Cemig GT,

to be held on the same date as the General Meeting of Stockholders of Cemig that is held for the purpose of altering the by-laws.

Belo Horizonte, May 13, 2016

José Afonso Bicalho Beltrão da Silva	Marcelo Gasparino da Silva
Mauro Borges Lemos	Marco Antônio de Rezende Teixeira
Allan Kardec de Melo Ferreira	Marco Antônio Soares da Cunha Castello Branco
Arcângelo Eustáquio Torres Queiroz	Paulo Roberto Reckziegel Guedes
Helvécio Miranda Magalhães Junior	Saulo Alves Pereira Junior
José Pais Rangel	Bruno Magalhães Menicucci
José Henrique Maia	Carlos Fernando da Silveira Vianna”

The stockholders present then agreed with a proposal by the Chair to adjourn the meeting to June 17th, at 10 a.m., so as to enable stockholders to make any possible improvements in the drafting of the said Proposal by the Board of Directors.

The Meeting was resumed on the seventeenth day of May two thousand and sixteen, at 10 a.m. at the Company’s head office, at Avenida Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, with the presence of stockholders representing more than two-thirds of the voting stock, as verified in the Stockholders’ Attendance Book. The stockholder The State of Minas Gerais was represented by Mr. Sérgio Pessoa de Paula Castro, Deputy Advocate-General of the State of Minas Gerais, in accordance with the current legislation.

Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for continuation of this Extraordinary General Meeting of Stockholders; and that Mr. Alexandre de Queiroz Rodrigues should resume the Chairmanship of the proceedings. The Chair then invited me, Anamaria Pugedo Frade Barros, to continue to be secretary of the proceedings of this meeting; and placed in discussion the proposal made by the Board of Directors to this Meeting.

Asking for the floor, the representative of the stockholder The State of Minas Gerais proposed alteration in Item II of the proposal under discussion, to have the following drafting:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

II)	Orientation of Cemig’s representatives to vote, at the Extraordinary General Meetings of:

–	Cemig Distribuição S.A. (Cemig D) and

–	Cemig Geração e Transmissão (Cemig GT)

to be held on the same date as the General Meeting of Stockholders of Cemig, in favor of the changes in the by-laws of those companies in the terms submitted by the Boards of Directors of Cemig D and Cemig GT respectively to their sole stockholder, Cemig.

The proposal by the Board of Directors to this Meeting was submitted to a vote with the alteration proposed above by the representative of the stockholders The State of Minas Gerais, and it was approved unanimously.

The Chair then made a statement of clarification, that in functional terms the duties of internal auditing are subordinated to the Board of Directors; but that, however, the area of internal auditing shall be administratively subordinated to the office of the Chief Executive Officer.

There being no further business, the Chair opened the meeting to the floor, and since no-one wished to speak, ordered the meeting suspended for the time necessary for the writing of the minutes. The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting. For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. MATERIAL ANNOUNCEMENT DATED JUNE 14, 2016: CANCELLATION OF CONTRACT BETWEEN RENOVACOM AND CEMIG GT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cancellation of contract between RenovaCom and Cemig GT

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid; and its wholly-owned subsidiary Cemig Geração e Transmissão S.A. (“Cemig GT”); in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby inform the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Today Renova Energia S.A. filed the following Material Announcement:

“Renova Energia S.A. (RNEW11) (‘Renova’), in accordance with CVM Instruction 358/2002 as amended, hereby informs its stockholders and the market in general as follows:

A meeting of the Board of Directors of Renova has approved cancellation of the contract entered into between RenovaCom and Cemig GT for supply by 25 wind farms in the region of Jacobina, in the Brazilian state of Bahia, with 676.2 MW of installed capacity, for operational startup on January 1, 2019 (‘the Cemig PPA Agreement’).

This cancellation significantly reduces Renova’s need for investments and also improves its liquidity position. The decision shows the firm intention of Renova and its controlling stockholders to re-scale Renova’s portfolio of businesses, optimizing investments and providing the optimum adaptation for its capital structure.

Renova reaffirms its commitment to keep its stockholders and the market informed.

São Paulo, June 14, 2016.

Cristiano Corrêa de Barros

Chief Finance, Business Development and Investor Relations Officer”

Cemig will keep its stockholders and the market duly informed on all new information on this subject.

Belo Horizonte, June 14, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. NOTICE TO STOCKHOLDERS DATED JUNE 16, 2016: PAYMENT OF FIRST PART OF INTEREST ON EQUITY FOR 2015: JUNE 30, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Payment of first part of Interest on Equity for 2015: June 30, 2016

Cemig advises its stockholders that on June 30, 2016 it will pay the first portion of the Interest on Equity relating to the Company’s result for the 2015 business year.

As decided by the meeting of the Executive Board of December 30, 2015, and as published in the Notices to Stockholders of December 30, 2015 and April 29, 2016,

the amount paid on	June 30, 2016
will be:	R$ 100,000,000.00 (one hundred million Reais),
corresponding to	R$ 0.079473508 per share,

from which income tax at 15% will be withheld at source, except in the case of stockholders exempt from this retention under the current legislation.

For shares traded on the BM&FBovespa, this benefit will be paid to stockholders of record on December 30, 2015. The shares first traded ‘ex-’ these rights on January 4, 2016.

For stockholders whose shares are not held in custody by CBLC and whose registration details are not up to date, we recommend visiting any branch of Banco Itaú Unibanco S.A. (the Institution which administers Cemig’s Nominal Share Registry System), with their identification documents, for the necessary updating.

Belo Horizonte, June 16, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. SUMMARY OF PRINCIPAL DECISIONS OF THE 668TH MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 29, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of June 29, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 668th meeting, held on June 29, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	The Austral Project.

2.	Signature of amendment to the stockholders’ agreement of a company of the Cemig group.

3.	Changes to the Executive Board:

Mr. Márcio Lúcio Serrano moves from the post of Chief Corporate Management Officer to Chief Officer for Human Relations and Resources;

Mr. Luís Fernando Paroli Santos is elected Chief Corporate Management Officer, on an interim basis, while also serving as Chief Institutional Relations and Communication Officer, for the remainder of the current period of office, from 2015-2018.

The members of the Executive Board are now as follows:

Chief Executive Officer:	Mauro Borges Lemos;
Deputy CEO:	Mateus de Moura Lima Gomes;
Chief Trading Officer:	Evandro Leite Vasconcelos;
Chief Business Development Officer:	César Vaz de Melo Fernandes;
Chief Distribution and Sales Officer:	Ricardo José Charbel;
Chief Finance and Investor Relations Officer:	Fabiano Maia Pereira;
Chief Generation and Transmission Officer:	Franklin Moreira Gonçalves;
Chief Corporate Management Officer (interim):	Luís Fernando Paroli Santos;
Chief Officer for Human Relations and Resources:	Márcio Lúcio Serrano;
Chief Institutional Relations and Communication Officer:	Luís Fernando Paroli Santos;
Chief Counsel:	Raul Lycurgo Leite.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12. MATERIAL ANNOUNCEMENT DATED JULY 1, 2016: SECOND AMENDMENT TO THE STOCKHOLDERS’ AGREEMENT OF TRANSMISSORA ALIANÇA DE ENERGIA ELÉTRICA S.A. (TAESA)

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Second Amendment to the Stockholders’ Agreement of

Transmissora Aliança de Energia Elétrica S.A. (Taesa)

With reference to its Material Announcement of June 1, 2016, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Cemig and Fundo de Investimento em Participações Coliseu, as direct and controlling stockholders of the affiliated company Transmissora Aliança de Energia Elétrica S.A. signed the Second Amendment to the Stockholders’ Agreement of that company on June 30, 2016.

Cemig will keep its stockholders and the market duly informed on all new information on this subject.

Belo Horizonte, July 01, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13. MOODY’S DOWNGRADED CEMIG RATING TO B1/BAA1.BR

Rating Action: Moody’s takes rating actions on specific issuers of the Brazilian infrastructure sector

Global Credit Research – 05 Jul 2016

Action follows the downgrade of the state of Minas Gerais to B1 from Ba3 with a negative outlook, and the outlook change on the state of Parana (Ba3/A1.br) to negative from stable.

Sao Paulo, July 05, 2016 — Moody´s America Latina Ltda. (“Moody’s”) took the following rating actions on specific electric and water utilities as a result of the downgrade of the global scale issuer rating of the state of Minas Gerais to B1 from Ba3 with a negative outlook, and of the outlook change for the issuer ratings of the state of Parana (Ba3/A1.br) to negative from stable. For more information, please see [https://www.moodys.com/research/Moodys-downgrades-Minas-Gerais-issuer-rating-to-B1-from-Ba3— PR_351488] and [https://www.moodys.com/research/Moodys-downgrades-ratings-of-the-state-of-Bahia-to- Ba3A2br—PR_350980 ]

The issuers and ratings impacted are as follows :

Companhia Energética de Minas Gerais (CEMIG)

Issuer ratings downgraded to B1/Baa1.br from Ba3/A1.br (on the global scale and on the national scale, respectively) with a negative outlook on all ratings.

CEMIG Distribuição S.A. (CEMIG-D)

Issuer ratings downgraded to B1/Baa1.br from Ba3/A2.br.

Ratings of backed senior unsecured Brazilian debentures downgraded to B1/Baa1.br from Ba3/A2.br, with a negative outlook on all ratings.

CEMIG Geração e Transmissão S.A. (CEMIG-GT)

Corporate Family Ratings (CFR) downgraded to B1/Baa1.br from Ba3/A1.br

Ratings of backed senior unsecured Brazilian debentures downgraded to B1/Baa1.br from Ba3/A1.br, with a negative outlook on all ratings.

Companhia de Saneamento de Minas Gerais S.A. (COPASA)

CFRs downgraded to B1/Baa1.br from Ba3/A2.br.

Ratings of senior unsecured Brazilian debentures downgraded to B1/Baa1.br from Ba3/A2.br, with a negative outlook on all ratings.

Companhia de Saneamento do Paraná — (SANEPAR)

Issuer ratings affirmed at Ba3/A1.br.

Ratings on senior unsecured Brazilian debentures affirmed to Ba3/A1.br.

Outlook changed to negative from stable on all ratings.

RATINGS RATIONALE

The downgrade of ratings for CEMIG, CEMIG-D, CEMIG-GT and COPASA reflects primarily the downgrade of the state of Minas Gerais to B1 from Ba3 with a negative outlook as a result of the quick deterioration of the state’s fiscal position. Likewise the outlook change for the ratings of SANEPAR follows the change in the outlook of the Ba3/A1.br ratings for the state of Parana to negative from stable.

Moody’s believes that because of the strong influence the regional government as the controlling shareholder exerts on these utilities’ governance and financial condition, the rating of these utilities is constrained by the ratings of their controlling parent, respectively the Brazilian states of Minas Gerais for CEMIG, CEMIG-D, CEMIG-GT and COPASA; and the state of Parana for SANEPAR.

Those issuers are Government-Related Issuers or GRIs, as defined in Moody’s rating methodology “Government-Related Issuers: Methodology Update”, published in October 2014. Moody’s methodology for GRIs incorporates into the rating both the stand-alone credit risk profile or Baseline Credit Assessment (BCA) of the company as well as an assessment of the likelihood that its government owner would provide extraordinary support to the company’s obligations.

In addition to the impact from the change in the supporting regional government’s ratings, the downgrade of CEMIG, CEMIG-GT and CEMIG-D’s ratings also reflects materially lower operating margins, as a result of the ongoing challenging domestic economic conditions, as well as significantly higher leverage and cost of capital, which we expect will continue throughout the next 18 — 24 months. According to Moody’s standard adjustments, in the last 12 months ended on 31 March 2016, CEMIG’s Net Debt to EBITDA increased to 4.7x from 3.0x in FY2015, while cash flow from operations (CFO) pre-working capital (W/C) to Debt decreased to

21.0% from 24.7%, and interest coverage ratio decreased to 3.4x from 3.8x. The ratings also reflect a more pressured liquidity position. As of 31 March 2016, CEMIG reported cash and cash equivalents of BRL1,989 million against debt maturing in the next 12 months of BRL4,911 million.

While directly exposed to the continuing effects from Brazil’s economic recession, Moody’s expects some improvements in COPASA’s credit metrics going forward driven by a return to revenues growth resulting from more favorable hydrology conditions and by the benefit of cost cutting measures taken by the company late in 2015. COPASA’s ratings continue to be constrained by high leverage position, evidenced by a debt/EBITDA ratio (as adjusted by Moody’s) of 4.3x in the last twelve months ended 31 March 2016. The Ba3/A1.br issuer ratings for SANEPAR have been affirmed, based on Moody’s view that the company’s credit metrics evidenced by a FFO to Net Debt ratio of 32% and an interest coverage ratio of 4.3x in the last twelve months ended 31 March 2016 remain strong for the rating category.

WHAT COULD CHANGE THE RATING UP/DOWN

In light of the rating actions with the maintenance of the negative outlook, an upgrade of the ratings is unlikely in the short to medium term.

A deterioration of Brazil’s sovereign credit quality could exert downward pressure on the assigned ratings. Further deterioration in the respective sub-sovereign’s credit quality could exert downward pressure on these issuers. A sustained deterioration in the relevant credit metrics of the issuers on a standalone basis and/or, perception of a material deterioration in the regulatory frameworks under which these companies operate could also exert downward pressure.

The principal methodology used in rating Cemig Distribuicao S.A. and Cemig Geracao e Transmissao S.A. was Regulated Electric and Gas Utilities published in December 2013. The methodologies used in rating Companhia Energetica de Minas Gerais—CEMIG were Regulated Electric and Gas Utilities published in December 2013, and Government-Related Issuers published in October 2014. The methodologies used in rating Companhia de Saneamento do Parana—SANEPAR and Companhia de Saneamento de Minas Gerais—COPASA were Regulated Water Utilities published in December 2015, and Government-Related Issuers published in October 2014. Please see the Ratings Methodologies page on www.moodys.com.br for a copy of these methodologies.

Moody’s National Scale Credit Ratings (NSRs) are intended as relative measures of creditworthiness among debt issues and issuers within a country, enabling market participants to better differentiate relative risks. NSRs differ from Moody’s global scale credit ratings in that they are not globally comparable with the full universe of Moody’s rated entities, but only with NSRs for other rated debt issues and issuers within the same country. NSRs are designated by a “.nn” country modifier signifying the relevant country, as in “.za” for South Africa. For further information on Moody’s approach to national scale credit ratings, please refer to Moody’s Credit rating Methodology published in May 2016 entitled “Mapping National Scale Ratings from Global Scale Ratings”. While NSRs have no inherent absolute meaning in terms of default risk or expected loss, a historical probability of default consistent with a given NSR can be inferred from the GSR to which it maps back at that particular point in time. For information on the historical default rates associated with different global scale rating categories over different investment horizons, please see https://www.moodys.com/researchdocumentcontentpage.aspx?docid=PBC_189530 .

REGULATORY DISCLOSURES

Information sources used to prepare the rating are the following: parties involved in the ratings, public information, and confidential and proprietary Moody’s information.

Moody’s considers the quality of information available on the rated entity, obligation or credit satisfactory for the purposes of issuing a rating.

Moody’s adopts all necessary measures so that the information it uses in assigning a rating is of sufficient quality and from sources Moody’s considers to be reliable including, when appropriate, independent third-party sources. However, Moody’s is not an auditor and cannot in every instance independently verify or validate information received in the rating process.

The rating has been disclosed to the rated entity or its designated agent(s) and issued with no amendment resulting from that disclosure.

Please see the ratings disclosure page on www.moodys.com.br for general disclosure on potential conflicts of interests.

Moody’s America Latina Ltda. may have provided Other Permissible Service(s) to the rated entity or its related third parties within the 12 months preceding the credit rating action. Please see the special report “Services provided to entities rated by Moody’s America Latina Ltda.” on our website www.moodys.com.br for further information.

Entities rated by Moody’s America Latina Ltda. (and the rated entities’ related parties) may also receive products/services provided by parties related to Moody’s America Latina Ltda. engaging in credit ratings activities. Please go to www.moodys.com.br for a list of entities receiving products/services from these related entities and the products/services received. This list is updated on a quarterly basis.

The date of the last Credit Rating Action for Cemig Distribuicao S.A. was 25/2/2016

The date of the last Credit Rating Action for Cemig Geracao e Transmissao S.A. was 9/5/2016

The date of the last Credit Rating Action for Companhia Energetica de Minas Gerais—CEMIG was 9/5/2016

The date of the last Credit Rating Action for Companhia de Saneamento do Parana—SANEPAR was 9/5/2016

The date of the last Credit Rating Action for Companhia de Saneamento de Minas Gerais was 25/2/2016

Moody’s ratings are constantly monitored, unless designated as point-in-time ratings in the initial press release. All Moody’s ratings are reviewed at least once during every 12-month period.

For ratings issued on a program, series or category/class of debt, this announcement provides certain regulatory disclosures in relation to each rating of a subsequently issued bond or note of the same series or category/class of debt or pursuant to a program for which the ratings are derived exclusively from existing ratings in accordance with Moody’s rating practices. For ratings issued on a support provider, this announcement provides certain regulatory disclosures in relation to the credit rating action on the support provider and in relation to each particular credit rating action for securities that derive their credit ratings from the support provider’s credit rating. For provisional ratings, this announcement provides certain regulatory disclosures in relation to the provisional rating assigned, and in relation to a definitive rating that may be assigned subsequent to the final issuance of the debt, in each case where the transaction structure and terms have not changed prior to the assignment of the definitive rating in a manner that would have affected the rating. For further information please see the ratings tab on the issuer/entity page for the respective issuer on www.moodys.com.br.

For any affected securities or rated entities receiving direct credit support from the primary entity(ies) of this credit rating action, and whose ratings may change as a result of this credit rating action, the associated regulatory disclosures will be those of the guarantor entity. Exceptions to this approach exist for the following disclosures, if applicable to jurisdiction: Ancillary Services, Disclosure to rated entity, Disclosure from rated entity.

Please see ratings tab on the issuer/entity page on www.moodys.com.br for the last rating action and the rating history. The date on which some ratings were first released goes back to a time before Moody’s ratings were fully digitized and accurate data may not be available. Consequently, Moody’s provides a date that it believes is the most reliable and accurate based on the information that is available to it. Please see the ratings disclosure page on our website www.moodys.com.br for further information.

Please see Moody’s Rating Symbols and Definitions on the Ratings Definitions page on www.moodys.com.br for further information on the meaning of each rating category and the definition of default and recovery.

The below contact information is provided for information purposes only. Please see the ratings tab of the issuer page at www.moodys.com.br, for each of the ratings covered, Moody’s disclosures on the lead analyst and the Moody’s legal entity that has issued the ratings.

Regulatory disclosures contained in this press release apply to the credit rating and, if applicable, the related rating outlook or rating review.

Please see www.moodys.com.br for any updates on changes to the lead rating analyst and to the Moody’s legal entity that has issued the rating.

Please see the ratings tab on the issuer/entity page on www.moodys.com.br for additional regulatory disclosures for each credit rating.

Alexandre De Almeida Leite VP -

Senior Credit Officer

Infrastructure Finance Group

Moody’s America Latina Ltda.

Avenida Nacoes Unidas, 12.551

16th Floor, Room 1601

Sao Paulo, SP 04578-903

Brazil

JOURNALISTS: 800-891-2518

SUBSCRIBERS: 55-11-3043-7300

Michael J. Mulvaney MD -

Project Finance

Corporate Finance Group

JOURNALISTS: 44 20 7772 5456

SUBSCRIBERS: 44 20 7772 5454

Releasing Office:

Moody’s America Latina Ltda.

Avenida Nacoes Unidas, 12.551

16th Floor, Room 1601

Sao Paulo, SP 04578-903

Brazil

JOURNALISTS: 800-891-2518

SUBSCRIBERS: 55-11-3043-7300

© 2016 Moody’s Corporation, Moody’s Investors Service, Inc., Moody’s Analytics, Inc. and/or their licensors and affiliates (collectively, “MOODY’S”). All rights reserved.

CREDIT RATINGS ISSUED BY MOODY’S INVESTORS SERVICE, INC. AND ITS RATINGS AFFILIATES (“MIS”) ARE MOODY’S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND CREDIT RATINGS AND RESEARCH PUBLICATIONS PUBLISHED BY MOODY’S (“MOODY’S PUBLICATIONS”) MAY INCLUDE MOODY’S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MOODY’S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE

RISK, OR PRICE VOLATILITY. CREDIT RATINGS AND MOODY’S OPINIONS INCLUDED IN MOODY’S PUBLICATIONS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. MOODY’S

PUBLICATIONS MAY ALSO INCLUDE QUANTITATIVE MODEL-BASED ESTIMATES OF CREDIT RISK AND RELATED OPINIONS OR COMMENTARY PUBLISHED BY MOODY’S ANALYTICS, INC. CREDIT RATINGS AND MOODY’S PUBLICATIONS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS AND MOODY’S PUBLICATIONS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. NEITHER CREDIT RATINGS NOR MOODY’S PUBLICATIONS COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY’S ISSUES ITS CREDIT RATINGS AND PUBLISHES MOODY’S PUBLICATIONS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL, WITH DUE CARE, MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE. MOODY’S CREDIT RATINGS AND MOODY’S PUBLICATIONS ARE NOT INTENDED FOR USE BY RETAIL INVESTORS AND IT WOULD BE RECKLESS AND INAPPROPRIATE FOR RETAIL INVESTORS TO USE MOODY’S CREDIT RATINGS OR MOODY’S PUBLICATIONS WHEN MAKING AN INVESTMENT DECISION. IF IN DOUBT YOU SHOULD CONTACT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER.

ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY LAW, INCLUDING BUT NOT LIMITED TO, COPYRIGHT LAW, AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY’S PRIOR WRITTEN CONSENT.

All information contained herein is obtained by MOODY’S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided “AS IS” without warranty of any kind. MOODY’S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY’S considers to be reliable including, when appropriate, independent third- party sources. However, MOODY’S is not an auditor and cannot in every instance independently verify or validate information received in the rating process or in preparing the Moody’s Publications.

To the extent permitted by law, MOODY’S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY’S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the possibility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating assigned by MOODY’S.

To the extent permitted by law, MOODY’S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY’S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY’S IN ANY FORM OR MANNER WHATSOEVER.

Moody’s Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody’s Corporation (“MCO”), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody’s Investors Service, Inc. have, prior to assignment of any rating, agreed to pay to Moody’s Investors Service, Inc. for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS’s ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading “Investor Relations — Corporate Governance — Director and Shareholder Affiliation Policy.”

Additional terms for Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY’S affiliate, Moody’s Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody’s Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to “wholesale clients” within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY’S that you are, or are accessing the document as a representative of, a “wholesale client” and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to “retail clients” within the meaning of section 761G of the Corporations Act 2001. MOODY’S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. It would be reckless and inappropriate for retail investors to use MOODY’S credit ratings or publications when making an investment decision. If in doubt you should contact your financial or other professional adviser.

Additional terms for Japan only: Moody’s Japan K.K. (“MJKK”) is a wholly-owned credit rating agency subsidiary of Moody’s Group Japan G.K., which is wholly-owned by Moody’s Overseas Holdings Inc., a wholly-owned subsidiary of MCO. Moody’s SF Japan K.K. (“MSFJ”) is a wholly-owned credit rating agency subsidiary of MJKK. MSFJ is not a Nationally Recognized Statistical Rating Organization (“NRSRO”). Therefore, credit ratings assigned by MSFJ are Non-NRSRO Credit Ratings. Non-NRSRO Credit Ratings are assigned by an entity that is not a NRSRO and, consequently, the rated obligation will not qualify for certain types of treatment under U.S. laws. MJKK and MSFJ are credit rating agencies registered with the Japan Financial Services Agency and their registration numbers are FSA Commissioner (Ratings) No. 2 and 3 respectively.

MJKK or MSFJ (as applicable) hereby disclose that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MJKK or MSFJ (as applicable) have, prior to assignment of any rating, agreed to pay to MJKK or MSFJ (as applicable) for appraisal and rating services rendered by it fees ranging from JPY200,000 to approximately JPY350,000,000. MJKK and MSFJ also maintain policies and procedures to address Japanese regulatory requirements.

14. MARKET ANNOUNCEMENT DATED JULY 6, 2016: REPLY TO CVM INQUIRY LETTER 315/2016-CVM/SEP/GEA-1, OF JULY 5, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to CVM Inquiry Letter 315/2016-CVM/SEP/GEA-1, of July 5, 2016

Question asked by the Brazilian Securities Commission (CVM)

Rio de Janeiro, July 5, 2016

To Mr.

Fabiano Maia Pereira

Investor Relations Director

Cia. Companhia Energética de Minas Gerais – CEMIG

Av. Barbacena 1200 – 5th floor, B1 Wing, Santo Agostinho,

Belo Horizonte, Minas Gerais

CEP: 30190-131

Fax: (31) 3506-5026

Tel.: (31) 3506-5024

E-mail: ri@cemig.com.br

c/c: emissores@bvmf.com.br; ccarajoinas@bvmf.com.br; apereira@bvmf.com.br

Subject: Request for information on news report

Dear Sir,

1.	We refer to the news report published today on the Infomoney news website, under the headline:

“One more electricity company wants to sell assets; Usiminas stockholders publish dissent in newspaper; plus 9 more reports”

which contains the following statements:

“Sources have told Reuters that Minas Gerais electricity company Cemig (CMIG4) has contracted at least three investment banks to prepare the sale of small hydroelectric plants and one gas distribution unit. Cemig expects to raise R$ 1.7 billion from the sale of the gas unit, the sources said. Cemig has also retained Banco do Brasil and BTG Pactual to manage the sale of some of the company’s 24 small hydroelectric plants, all in Minas Gerais.”

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.	In view of the above, we require you to state whether the news reported is true, and, if its truth is confirmed, you should explain for what reasons you believed that this was not a case of Material Information, to be published in a Material Announcement, and comment on any other information considered to be important on the subject.

3.	Your statement should be given through the Empresas.NET system, in the category: Market Announcement, under the sub-category: Responses to consultations by CVM/Bovespa; subject heading: Media News Reports; and should include a transcription of this letter.

4.	We warn you that, by order of the Company Relations Supervision Management, using its powers under Sub-item II of Article 9 of Law 6385/1976 and CVM Instruction 452/07, a coercive fine of R$ 1,000 (one thousand Reais) is applicable, without prejudice to other administrative sanctions, for any non-compliance with the requirement contained in this Official Letter within one business day from becoming aware of the content of this communication, sent exclusively by e-mail, notwithstanding the provisions of §1 of Article 6 of CVM Instruction 358/02.

Reply by CEMIG

Dear Madam,

In response to Official Letter 315/2016/CVM/SEP/GEA-1 of July 5, 2016, we advise you that, as stated to the market in its 21st Annual Cemig–Apimec meeting, which was held on May 24, 2016 and widely publicized via video webcast, Companhia Energética de Minas Gerais – Cemig intends to sell some assets to reduce its leverage. However, although the Company is researching and studying several alternatives, so far no financial advisor has been contracted, nor has any contractual instrument been entered into, non-binding or otherwise, in relation to the assets mentioned in the report referred to.

Cemig takes this opportunity of reiterating its commitment to opportune and timely disclosure of all facts that are of interest to its stockholders, in accordance with Article 2 of CVM Instruction 358/2002.

Belo Horizonte, July 6, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

15. MARKET ANNOUNCEMENT DATED JULY 11, 2016: CEMIG INCLUDED IN WORLD INDEX OF THE MOST SUSTAINABLE EM COMPANIES

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig included in world index of the most sustainable EM companies

As part of its commitment to best corporate governance practices, Cemig (Companhia Energética de Minas Gerais), listed on the exchanges of São Paulo, New York and Madrid, hereby reports to its stockholders and the market as follows:

Cemig has been selected as one of the best Emerging Markets companies by the Emerging 70 index ranking published by Vigeo-Eiris.

Vigeo-Eiris specializes in evaluating the performance of companies in terms of their environmental, social and governance practices.

The Vigeo-Eiris Emerging 70 index brings together the 70 highest-ranked companies – of a total of 842 researched from 37 sectors in 31 countries.

The ranking is calculated using points earned under 38 criteria, across 6 areas:

•	environment, human rights, human resources, community engagement, responsible relationship with stakeholders, and corporate governance.

Of the 70 companies selected for the index only 4 – including Cemig – are in the electricity sector.

The selection process includes consultations by Vigeo-Eiris of Cemig’s website and its Annual Sustainability Report, and analyses of published information about the company. Companies selected are re-assessed every 6 months, in July and December.

More information on Vigeo: www.vigeo.com/csr-rating-agency/en.

Items describing the best practices adopted by Cemig in the social, environmental, and economic dimensions can be seen on the company’s website, www.cemig.com.br, at the Sustainability link:

Belo Horizonte, July 11, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16. FITCH REDUCES ITS RATINGS FOR CEMIG AND SUBSIDIARIES TO ‘A(BRA)’

Fitch reduces its ratings for Cemig and subsidiaries to ‘A(bra)’, with Outlook negative.

Fitch Ratings – Rio de Janeiro, July 12, 2016: Today, Fitch Ratings reduced its Brazilian Long-term ratings for Companhia Energética de Minas Gerais (Cemig) and its wholly-owned subsidiaries Cemig Distribuição S.A. (Cemig D) and Cemig Geração e Transmissão S.A. (Cemig GT), and for their debenture issues, from ‘AA–(bra)’ (AA minus (bra)) , to ‘A(bra)’. The Outlook for these corporate ratings is Negative. The complete list of the rating decisions is at the end of this bulletin.

MAIN FUNDAMENTALS OF THE RATINGS

The downgrade reflects expectation of weakening of Cemig’s consolidated credit profile in the coming years, arising from lower operational cash flow in the generation segment, lower consumption of electricity in the concession area of Cemig D, and continuing growth of the debt. Fitch believes that the consolidated financial leverage, calculated by its own criteria, will remain above 4.0 times in the next three years, and that deleverage will be possible only if based on disinvestment in significant volumes.

The Negative outlook reflects the challenges that the Cemig group faces in improving the profile of its debt, which has a significant volume maturing in the short term, and strengthening its liquidity position. Fitch believes that the company has carried out high investments, including payment of BRL2.3 billion for the grant of the concessions for 18 hydroelectric plants, at a moment of scarcity of credit lines, and of high financing cost, which pressures its ratings.

The ratings take into account the consolidated risk of the group, and are based on the credit quality of Cemig as an integrated electricity company, operating in generation, transmission, distribution and trading. The group benefits from its diversified and significant base of assets and investments, as a means of diluting business risk. The existence of political risk was also taken into account, reflecting its stockholding control by the public sector, and also the moderate regulatory and hydrological risks that are inherent to the electricity sector.

Expectations of Worsening Financial Indicators

On a consolidated basis, we expect Cemig’s net financial leverage to deteriorate to levels between 4.0 and 5.0 times, in the next three years. This is due to the termination of important generation concessions by 2017, the impact of the negative macroeconomic scenario on the electricity distribution sector, and the new debts contracted to finance its investment plan.

For the period of 12 months to March 31, 2016, the company reported levels of leverage, as measured by: {Total debt / (Ebitda plus dividends received)}, and {Net debt / (Ebitda + dividends received)}, of 3.4 times and 2.9 times, respectively. The adjusted levels of total and net leverage, which add guarantees of BRL6.2 billion given for the non-consolidated investments, were 4.7 times and 4.3 times, respectively.

Fitch expects Cemig’s consolidated net debt to grow by BRL1.5 billion by the end of 2016, and by a further BRL1.5 billion by the end of 2018. It will be possible to avoid this scenario if the disinvestment plan is successful. On March 31, 2016, the company’s total consolidated debt was BRL15.3 billion — BRL1.8 billion higher than at the end of 2014. The holding company does not have any debt, which contributes to it having the same rating as the operational companies. After March 2016, the debt was pressured by the payment of BRL820 million for the second payment of the Grant Fee for the hydroelectric plants, the concessions of which were acquired at the end of 2015. There may be further disbursements resulting from the put option in FIP Parati (BRL1.6 billion), and also from the company’s recurring investment plan.

RIO DE JANEIRO

Praça XV de Novembro 20, Suite 401B, Centro, 20010-010 Rio de Janeiro, RJ, Brazil – Tel.: (5521) 4503-2600 – Fax: (5521) 4503-2601

SÃO PAULO

Alameda Santos 700, 7th floor, Cerqueira César, 01418-100 São Paulo, SP, Brazil – Tel.: (5511) 4504-2600 – Fax: (5511) 4504-2601

Challenge of Improving the Debt and Liquidity Profile

Fitch views as negative the weakening of the short-term debt coverage indices, and also the high concentration of debt of the Cemig group with maturities in the coming years. On March 31, 2016, Cash and financial investments, of BRL2.0 billion, covered only 0.4 times the short-term debt, of BRL4.9 billion, and this, together with new disbursements on investments, has called for significant and successive rounds of funding. On that date, the ratio { Cash plus Cash flow from operations (CFFO) / Short-term debt}, of 1.1 times, was modest.

Although the group has satisfactory access to raising of funds in the bank and capital markets, even in more challenging credit scenarios, and although it has already rolled over part of the short-term debt reported at the end of March 2016, the Agency adopts a negative view in evaluating Cemig’s debt profile. The amortization timetable of the consolidated debt, which has average tenor of 2.8 years, includes maturities of BRL11.2 billion by 2018, equivalent to 74% of the total debt.

Lower Contribution from the Generation Segment

Cemig’s consolidated operational cash flow will be considerably impacted as from 2016, due, mainly, to weakening of the results from the generation segment. The probable return to the concession-granting power of important hydroelectric plants by 2017, lower prices in the spot market, and less favorable conditions for the 18 hydroelectric plants the concessions of which were renewed at the end of 2015, will result in a significant reduction in Ebitda.

Fitch estimates that the Ebitda of the generation segment will be below BRL2.0 billion in the next three years, in comparison to BRL2.5 billion in the 12 months to March 2016, BRL3.5 billion reported for 2015 and BRL4.4 billion reported for 2014. In those years, Cemig benefited from significant amounts of revenue arising from de-contracting of its generation capacity in a scenario of high electricity prices in the spot market. However, the group gave priority to payment of dividends and maintenance of an aggressive plan of investments, without adapting its capital structure to a lower level of cash flow, which was foreseen with the termination of important concessions.

Distribution Company Makes Beneficial Contribution to Cash Flow in 2016

The Agency estimates that the group’s free cash flow (FCF) will be between BRL500 million and BRL800 million from 2017 through 2020, due to high disbursements on interest and on the investments, with which the Agency projects to be between BRL1.5 billion and BRL1.7 billion per year. In 2016, we expect FCF to be positive in the amount of approximately BRL800 million, benefiting from receipt of part of the compensation of BRL1.0 billion relating to the balance of regulatory assets incorporated into the tariff of Cemig D. We expect this amount to mitigate the lower contribution from the generation segment, and the fall in the volume of electricity invoiced in the distribution company’s concession area, which Fitch estimates at 3.5%. We also expect Cemig D to face pressures arising from increased losses and default, due to the strong tariff increases that have taken place since 2014.

We expect Cemig D, in contrast to the majority of Brazilian distribution companies, to correctly adapt its electricity purchase contracts to within the limit established by the regulations (i.e. 105% of its demand), in 2016. In the 12 months to March 2016, on a consolidated basis, the Ebitda of Cemig was BRL4.0 billion, and BRL4.5 billion including the BRL502 million in dividends received in the period. In the same period, consolidated CFFO was BRL3.2 billion and consolidated FCF was BRL1.3 billion. Fitch assesses as positive the company’s reduction of the level of distribution of dividends, begun in 2015, compared to the aggressive amounts of BRL3.9 billion and BRL4.6 billion paid in 2014 and 2013, respectively.

RIO DE JANEIRO

Praça XV de Novembro 20, Suite 401B, Centro, 20010-010 Rio de Janeiro, RJ, Brazil – Tel.: (5521) 4503-2600 – Fax: (5521) 4503-2601

SÃO PAULO

Alameda Santos 700, 7th floor, Cerqueira César, 01418-100 São Paulo, SP, Brazil – Tel.: (5511) 4504-2600 – Fax: (5511) 4504-2601

MAIN ASSUMPTIONS

The main assumptions which Fitch adopts for the scenario in making this rating of the issuer are:

— Return of the Jaguara, São Simão and Miranda plants to the concession-granting power by 2017.

— Cemig D successfully adapts its contracting of electricity to within 105% of the electricity demand of the market in which it operates.

— Reduction of 3.5% in electricity consumption in Cemig D’s concession area in 2016; growth of 0.7% in 2017; and growth of 1.0% in 2018.

— No new significant acquisitions within the horizon of our forecast.

— No entry of funds from sale of assets.

SENSITIVITIES OF THE RATINGS

Rating upgrades are improbable in the short term. The revision of the Outlook of the corporate ratings to Stable will depend on a significant improvement in the group’s debt profile, with lower pressures for raising of funds.

Developments which could, individually or collectively, lead to a negative rating movement include:

— Consolidated net leverage consistently at levels above 4.5 times.

— Continuing weak consolidated net liquidity indicators, with debt coverage, measured by the ratios {Cash and cash investments / Short-term debt} and {Cash and cash investments plus CFFO / Short-term debt} consistently at levels below 0.7 times and 1.4 times, respectively.

— New investments in significant amounts that result in additional pressures on liquidity and addition of debt.

Fitch has issued the following rating changes:

Cemig:

- Long-term Brazilian Rating reduced to ‘A(bra)’, from ‘AA–(bra)’ (AA minus (bra)).

Cemig D:

- Long-term Brazilian Rating reduced to ‘A(bra)’, from ‘AA–(bra)’ (AA minus (bra)).

- Long-term Brazilian Rating of the second debenture issue, in the amount of BRL400 million, reduced to ‘A(bra)’, from ‘AA–(bra)’ (AA minus (bra)).

- Long-term Brazilian Rating of the second debenture issue, in the amount of BRL1.615 billion, reduced to ‘A(bra)’, from ‘AA–(bra)’ (AA minus (bra)).

Cemig GT:

- Long-term Brazilian Rating reduced to ‘A(bra)’, from ‘AA–(bra)’ (AA minus (bra)).

RIO DE JANEIRO

Praça XV de Novembro 20, Suite 401B, Centro, 20010-010 Rio de Janeiro, RJ, Brazil – Tel.: (5521) 4503-2600 – Fax: (5521) 4503-2601

SÃO PAULO

Alameda Santos 700, 7th floor, Cerqueira César, 01418-100 São Paulo, SP, Brazil – Tel.: (5511) 4504-2600 – Fax: (5511) 4504-2601

- Long-term Brazilian Rating of the third debenture issue, in the amount of BRL1.35 billion, reduced to ‘A(bra)’, from ‘AA–(bra)’ (AA minus (bra)).

- Long-term Brazilian Rating of the fourth debenture issue, in the amount of BRL500 million, reduced to ‘A(bra)’, from ‘AA–(bra)’ (AA minus (bra)).

The Outlook of the corporate ratings is Negative.

Contact:

Principal Analyst

Wellington Senter

Senior Analyst

+55-21-4503-2606

Fitch Ratings Brasil Ltda.

Praça XV de Novembro 20, Suite 401B, Centro

20010-010 Rio de Janeiro, RJ, Brazil

Secondary Analyst

Mauro Storino

Senior Director

+55-21-4503-2625

Chair of the Ratings Committee

Ricardo Carvalho

Senior Director

+55-21-4503-2627

Media relations: Jaqueline Ramos de Carvalho, Rio de Janeiro. Tel.: (5521)-4503-2623. E-mail: jaqueline.carvalho@fitchratings.com.

REGULATORY INFORMATION:

This publication is a credit risk rating report, for the purposes of complying with Article 16 of CVM Instruction 521/12.

The source of the information used in the analysis of this issue is Cemig.

Fitch takes all the measures necessary for the information used in the rating of credit risk to be sufficient, and to be sourced from reliable sources, including, when appropriate, third-party sources. Fitch does not, however, carry out auditing services, and is unable to carry out verification or independent confirmation of the information received in every case.

For its analysis, Fitch used financial information available up to July 4, 2016.

RIO DE JANEIRO

Praça XV de Novembro 20, Suite 401B, Centro, 20010-010 Rio de Janeiro, RJ, Brazil – Tel.: (5521) 4503-2600 – Fax: (5521) 4503-2601

SÃO PAULO

Alameda Santos 700, 7th floor, Cerqueira César, 01418-100 São Paulo, SP, Brazil – Tel.: (5511) 4504-2600 – Fax: (5511) 4504-2601

Ratings History:

Cemig
First-ever issue of rating on Brazilian scale:	May 13, 2003.
Most recent update of rating on Brazilian scale:	July 15, 2015.

Cemig D:
First-ever issue of rating on Brazilian scale:	March 9, 2007.
Most recent update of rating on Brazilian scale:	July 15, 2015.

Cemig GT:
First-ever issue of rating on Brazilian scale:	March 9, 2007.
Most recent update of rating on Brazilian scale:	July 15, 2015.

The entity evaluated has been advised of the risk rating, or of the parts of it that relate to the entity, and the rating attributed has not been changed by reason of this communication.

The ratings attributed by Fitch are reviewed, at least, annually.

Fitch publishes the list of real and potential conflicts of interests in Appendix XII to its Reference Form, available on its website, at:

https://www.fitchratings.com.br/system/pages/299/Fitch_Form_Ref_2016.pdf

For information on possible alterations in the credit risk rating see the item: Sensitivities of the Ratings

There is further information at: www.fitchratings.com or www.fitchratings.com.br .

Fitch Ratings Brasil Ltda. has provided the service of subscription to the entity subject of the rating, or to third parties related to it, in the 12-month period prior to the date of this present credit rating. However, the provision of this service does not constitute any conflict of interest in relation to the credit risk rating.

Fitch Ratings was paid to determine each credit rating listed in this Rating Action Commentary by the obligor being rated or the issuer, a person other than the obligor being rated or the issuer, underwriter, depositor, or sponsor of the security or money market instrument being rated.

Methodology Applied and Related Research:

— ‘Corporate Ratings Methodology – Including Short-term Ratings and Links between Head Offices and Subsidiaries’ (August 17, 2015);

— ‘Methodology of Brazilian Scale Ratings’ (October 30, 2013).

RIO DE JANEIRO

Praça XV de Novembro 20, Suite 401B, Centro, 20010-010 Rio de Janeiro, RJ, Brazil – Tel.: (5521) 4503-2600 – Fax: (5521) 4503-2601

SÃO PAULO

Alameda Santos 700, 7th floor, Cerqueira César, 01418-100 São Paulo, SP, Brazil – Tel.: (5511) 4504-2600 – Fax: (5511) 4504-2601

ALL FITCH CREDIT RATINGS ARE SUBJECT TO CERTAIN LIMITATIONS AND DISCLAIMERS. PLEASE READ THESE LIMITATIONS AND DISCLAIMERS BY FOLLOWING THIS LINK:

HTTP://FITCHRATINGS.COM/UNDERSTANDINGCREDITRATINGS .

DEFINITIONS AND TERMS OF USE OF RATINGS ARE AVAILABLE ON THE AGENCY’S PUBLIC WEBSITE, AT WWW.FITCHRATINGS.COM . PUBLISHED RATINGS, CRITERIA AND METHODOLOGIES ARE AVAILABLE FROM THIS SITE AT ALL TIMES. FITCH’S CODE OF CONDUCT, CONFIDENTIALITY, CONFLICTS OF INTEREST, AFFILIATE FIREWALL, COMPLIANCE AND OTHER RELEVANT POLICIES AND PROCEDURES ARE ALSO AVAILABLE FROM THE ‘CODE OF CONDUCT’ SECTION OF THIS SITE. FITCH MAY HAVE PROVIDED ANOTHER PERMISSIBLE SERVICE TO THE RATED ENTITY OR ITS RELATED THIRD PARTIES. DETAILS OF THESE SERVICES FOR RATINGS FOR WHICH THE LEAD ANALYST IS BASED IN AN EU-REGISTERED ENTITY CAN BE FOUND ON THE ENTITY SUMMARY PAGE FOR THIS ISSUER ON THE FITCH WEBSITE.

ENDORSEMENT POLICY –Fitch’s approach to ratings endorsement so that ratings produced outside the EU may be used by regulated entities within the EU for regulatory purposes, pursuant to the terms of the EU Regulation with respect to credit rating agencies, can be found on the EU Regulatory Disclosures page (EU Regulatory Disclosures) at www.fitchratings.com/site/regulatory . The endorsement status of all International ratings is provided within the entity summary page for each rated entity and in the transaction detail pages for all structured finance transactions on the Fitch website. These disclosures are updated on a daily basis.

RIO DE JANEIRO

Praça XV de Novembro 20, Suite 401B, Centro, 20010-010 Rio de Janeiro, RJ, Brazil – Tel.: (5521) 4503-2600 – Fax: (5521) 4503-2601

SÃO PAULO

Alameda Santos 700, 7th floor, Cerqueira César, 01418-100 São Paulo, SP, Brazil – Tel.: (5511) 4504-2600 – Fax: (5511) 4504-2601

17. MATERIAL ANNOUNCEMENT DATED JULY 12, 2016: MIRANDA PLANT: ANEEL RECOMMENDS AGAINST ACCEPTANCE OF CEMIG GT’S APPLICATION TO EXTEND CONCESSION

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Miranda Plant: Aneel recommends against acceptance of

Cemig GT’s application to extend concession

Cemig (Companhia Energética de Minas Gerais), a listed company traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On June 10, 2016, Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’) filed application with the Brazilian National Electricity Agency, Aneel, for extension, for 20 years, of the period of its concession for the Miranda hydroelectric Plant (‘the Miranda Plant’).

Today, July 12, 2016, Aneel, accepting the vote of its rapporteur Mr. José Jurhosa Junior, in the case (Case 2016.01.1.070965-4), decided to refer the application:

“to the Mining and Energy Ministry, with the recommendation that the application made by Cemig GT for extension of the period of the concession for the Miranda Hydroelectric Plant should not be recognized, due to having been made after the deadline stipulated by Law 12783/2013”.

The Company is considering any possible administrative or legal measures, and will keep its stockholders and the market appropriately and timely updated on any material developments.

Belo Horizonte, July 12, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

18. MARKET ANNOUNCEMENT DATED JULY 22, 2016: REPLY TO CVM INQUIRY LETTER 2777/2016-SAE/GAE-2, OF JULY 21, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to CVM Inquiry Letter 2777/2016-SAE/GAE-2, of July 21, 2016

Question asked by the Brazilian Securities Commission (CVM)

July 21, 2016

2777/2016-SAE/GAE 2

Companhia Energética de Minas Gerais – CEMIG

At.: Mr. Fabiano Maia Pereira

Investor Relations Director

Subject: Request for information on media news report

Dear Sirs,

A news item published by the newspaper Valor Econômico on July 21, 2016 contains, among other information, the following statement:

✓	Minas Gerais state-controlled company Cemig is assessing the possibility of leaving the controlling stockholding block of Light.

✓	At least three large electricity companies are interested in acquiring an interest in Light, which has market value of around R$ 3 billion: the Brazilian company Equatorial, the Italian company Enel, and State Grid of China.

Your response, without prejudice to the provisions of Article 6 of CVM Instruction 358/02, should be given through the IPE Module, selecting the category Material Announcement, or the category Market Announcement; the Type Responses to consultations by CVM/Bovespa; and Subject heading Media News Reports. This will result in simultaneous transmission of the file to the BM&FBovespa and to the CVM.

We have not seen this information in the documents sent by your Company through the Empresas.NET System. If this is not the case, please state the document, the pages on which the information is to be found, and the date and time it was sent.

We would note that your Company should publish periodic or one-off information and other information of interest to the market, through the Empresas.NET System, ensuring it wide and immediate dissemination and equitable treatment of investors and other market participants.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Having said this, we request explanation on the items indicated, by July 22, 2016, without prejudice to the provisions of the sole sub-paragraph of Article 6 of CVM Instruction 358/02, and any other information deemed to be important.

We draw you attention to the obligation, stated in the sole sub-paragraph of Article 4 of CVM Instruction 358/02, to question managers and controlling stockholders of the Company to ascertain whether they may have knowledge of information that should be disclosed to the market.

The file to be sent should contain your company’s reply, preceded by the question that is asked above.

This request is made under the Cooperation Working Agreement between the CVM and BM&FBovespa of December 13, 2011. Non-compliance with the request may make your company subject to an incentive fine by the Company Relations Management Unit (SEP) of the CVM, subject to CVM Instruction 452/07.

Yours,

Nelson Barroso Ortega

Company Monitoring Management Unit

Reply by CEMIG

Dear Sir,

In response to Official Letter 2777/2016-SAE/GAE-2, of July 21, 2016, we inform you, as has been already widely published, including in our financial statements, that our partners in the controlling stockholding block of Light hold a put option, exercisable against Cemig, to sell their interest in the control structure of that company, and that we are at present studying various alternatives for partnership for substitution of these partners. We also inform you that none of the options that are being studied, up to today’s date, consider the possibility of Cemig leaving the controlling stockholding block of Light.

We would further remind you that, as stated to the market in the 21st Annual Cemig-Apimec meeting, held on May 24, 2016, the process of review of the Company’s portfolio of assets aims to focus on the Generation, Transmission and Distribution businesses, and also on those where we have control or shared control.

Cemig takes this opportunity to reiterate its commitment to opportune and timely disclosure of all and any fact which is of interest to its stockholders and to the market in general.

Belo Horizonte, July 22, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

19. SUMMARY OF PRINCIPAL DECISIONS OF THE 669TH MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 22, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of July 22, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 669th meeting, held on July 22, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Increase in the share capital of Cemig Trading, and orientation of vote in Extraordinary General Meeting of Stockholders of that company.

2.	Signature of partnership undertakings with the Municipal Councils for the Rights of Children and Adolescents.

3.	Appointment of Managers for Cemig Overseas.

4.	Signature of a memorandum of intent with the Brazilian Industrial Development Association (ABDI) and the Minas Gerais Development Bank (BDMG).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

20. MATERIAL ANNOUNCEMENT DATED AUGUST 1, 2016: CONTRACTING OF FINANCIAL ADVISORS FOR CAPITALIZATION OF GASMIG

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Contracting of financial advisors for capitalization of Gasmig

Cemig (Companhia Energética de Minas Gerais), a listed company traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

The Board of Directors of Cemig, at its meeting held on August 1, 2018, approved contracting of Banco Itaú BBA S.A. to provide financial advisory services, with a view to developing and proposing a business model for capitalization of Cemig’s subsidiary Companhia de Gás de Minas Gerais – Gasmig, in such a way as to finance the plan of works of Gasmig and expand its services to the market of Minas Gerais State.

Cemig will keep its stockholders and the market appropriately and timely updated on any material developments relating to this matter.

Belo Horizonte, August 1, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

21. MATERIAL ANNOUNCEMENT DATED AUGUST 3, 2016: EXECUTIVE BOARD SUBMITS MONETIZATION PROPOSAL TO BOARD OF DIRECTORS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Executive Board submits

monetization proposal to Board of Directors

Cemig (Companhia Energética de Minas Gerais), a listed company traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

The Executive Board of Cemig has decided to submit to the Board of Directors a proposal for monetization of the following Units which it holds in its affiliated company Transmissora Aliança de Energia Elétrica S.A. – TAESA:

•	22,273,452 (twenty two million two hundred seventy three thousand four hundred fifty two) Units – comprising:

•	22,273,452 (twenty two million two hundred seventy three thousand four hundred fifty two) common shares and

•	44,546,904 (forty four million five hundred forty six thousand nine hundred four) preferred shares.

All these shares are outside the controlling stockholding block.

Cemig will keep stockholders and the market duly informed on all new information on this subject.

Belo Horizonte, August 3, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

22. MARKET ANNOUNCEMENT DATED AUGUST 9, 2016: REPLY TO BM&FBOVESPA INQUIRY LETTER 2861/2016-SAE/GAE-2, OF AUGUST 8, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to BM&FBovespa Inquiry Letter 2861/2016-SAE/GAE-2, of August 8, 2016

Question asked by BM&FBovespa

August 8, 2016

2861/2016-SAE/GAE 2

Companhia Energética de Minas Gerais – CEMIG

At.: Mr. Fabiano Maia Pereira

Investor Relations Director

Subject: Request for information on media news report

Dear Sirs,

A news report in the newspaper Valor Econômico, on August 8, 2016, under the headline:

“Cemig has a plan to reduce debt by selling assets”,

contains, among other information, the following:

1.	The businesses in which Cemig is considering doing without part or all of its equity interests include Light, Taesa, Gasmig, and the Belo Monte and Santo Antônio hydroelectric plants.

2.	The estimated period for conclusion of these transactions is the end of 2017.

3.	Cemig Telecom, Ativas (a data center), Axxiom (an IT company) and Transchile (a transmission company in Chile) have also been mentioned as examples of share interests in assets that are not part of the ‘core business’ of Cemig and which may be sold.

4.	Cemig has already stated that it intends to dispose of a part of its interest in Taesa, which could provide revenue of approximately R$ 500 million.

We have not seen this information in the documents sent by your Company through the Empresas.NET System. If this is not the case, please state the document, the pages on which the information is to be found, and the date and time it was sent.

We would note that your Company should publish periodic or one-off information and other information of interest to the market, through the Empresas.NET System, ensuring for it wide and immediate dissemination and equitable treatment of investors and other market participants.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Having said this, we request explanation on the items indicated, by August 9th, 2016, without prejudice to the provisions of the sole sub-paragraph of Article 6 of CVM Instruction 358/02, and any other information deemed to be important.

Your response should be given through the IPE Module, selecting the category Material Announcement, or the category Market Announcement; the Type: Responses to consultations by CVM/Bovespa; and Subject heading: News Reports. This will result in simultaneous transmission of the file to the BM&FBovespa and to the CVM.

We note the obligation, stated in the sole sub-paragraph of Article 4 of CVM Instruction 358/02, to question managers and controlling stockholders of the Company to ascertain whether they may have knowledge of information that should be disclosed to the market.

The file sent should contain the question that is asked above, preceding your company’s reply.

This request is made under the Cooperation Working Agreement made between the CVM and BM&FBovespa on December 13, 2011. Non-compliance with the request may make your company subject to an incentive fine by the Company Relations Management Unit (SEP) of the CVM, subject to CVM Instruction 452/07.

Yours,

Nelson Barroso Ortega

Company Monitoring Management Unit

Reply by CEMIG

In reply to Official Letter 2861/2016-SAE/GAE 2, of August 8, 2016, we give the following explanatory information:

1.	Re: “Light, Taesa, Gasmig, and the Belo Monte and Santo Antônio hydroelectric plants are some of the assets in which Cemig is considering the possibility of disposal of part or all of its interest.”

These are assets that are part of Cemig’s portfolio of equity interests. The intention to review them was stated in the presentation given during the 21st Annual Cemig – Apimec meeting, held on May 24, 2016, which was transmitted by video webcast, and filed by EmpresasNet on May 24, 2016 at 6.23 p.m., on page 4, under the heading

“Main assumptions”,

as follows:

“... Cemig will seek to recover the level of the company’s market value, ensuring its sustainability. Cemig will reduce debt, increase productivity, and review its portfolio of equity interests, focusing on its core business, and prioritizing companies in which it holds the control.”

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

It was also contained in the Market Announcement filed via EmpresasNet on May 19, 2016, at 6.09 p.m., under the subject heading

“Reply to CVM Inquiry Letter 217/2016-CVM/SEP/GEA-1, of May 18, 2016”

and on July 6, 2016, at 5.46 p.m., under the subject heading

“Reply to CVM Inquiry Letter 315/2016-CVM/SEP/GEA-1, of July 5, 2016”,

it being stated verbatim in the latter, on the second page, that

“Companhia Energética de Minas Gerais – Cemig intends to sell some assets to reduce its leverage”;

and also on July 22, 2016 at 5.19 p.m., where we stated:

“that, as has been already widely published, including in our financial statements, that our partners in the controlling stockholding block of Light hold a put option, exercisable against Cemig, to sell their interest in the control structure of that company, and that we are at present studying various alternatives for partnership for substitution of these partners.”.

In relation to Gasmig, the Company published a Material Announcement, on August 1, 2016, at 6.11 p.m., under the subject heading:

“Contracting of financial advisors for capitalization of Gasmig”.

2. Re: “The estimated period for conclusion of these transactions is the end of 2017.”

This refers to an estimate of period based on the maturity, in 2018, of the larger volume of debt of Cemig, in the order of R$ 11 billion, as is shown in the chart presented in the illustration

“Cemig, consolidated: debt profile”,

on page 10 of the Market Notice filed via EmpresasNet, on May 17, 2016, at 10.27 a.m., under the subject heading

“Presentation of Results – ITR for 1st quarter 2016”.

3.	Re: “Cemig Telecom, Ativas (a data center), Axxiom (an IT company) and Transchile (a transmission company in Chile) have also been mentioned as examples of share interests in assets that are not part of the ‘core business’ of Cemig and which may be sold.”

These are assets that are part of Cemig’s portfolio of equity interests. The intention to review them was stated in the presentation given during the 21st Annual Cemig-Apimec meeting, held on May 24, 2016, which was transmitted by video webcast, and filed via EmpresasNet on May 24, 2016 at 6.23 p.m., on page 4, under the header

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“Main assumptions”,

as follows:

“. Cemig will seek to recover the level of the company’s market value, ensuring its sustainability. Cemig will reduce debt, increase productivity, and review its portfolio of equity interests, focusing on its core business, and prioritizing companies in which it holds the control.”

It was also stated in the Market Notices filed via empresasNet on May 19, 2016, at 6.09 p.m., under the subject heading

“Reply to CVM Inquiry Letter 217/2016-CVM/SEP/GEA-1, of May 18, 2016”

and on July 6, 2016, at 5.46 p.m., under the subject heading

“Reply to CVM Inquiry Letter 315/2016-CVM/SEP/GEA-1, of July 5, 2016”,

it being stated verbatim in the latter, on the second page, that

“Companhia Energética de Minas Gerais – Cemig intends to sell some assets to reduce its leverage”.

4.	Re: “Cemig has already stated that it intends to dispose of a part of its interest in Taesa, which could provide revenue of approximately R$ 500 million.”

In relation to Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’), the Executive Board has submitted a proposal to the Board of Directors for monetization, through sale of shares, none of which shares are within the controlling stockholding block, as published by the Material Announcement of August 3, 2016, at 8.21 p.m.

Cemig takes this opportunity of reiterating its commitment to opportune and timely disclosure of all and any facts that are of interest to its stockholders, in accordance with Article 2 of CVM Instruction 358/2002.

Belo Horizonte, August 9, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

23. MARKET ANNOUNCEMNT DATED AUGUST 11, 2016: REPLY TO CVM INQUIRY LETTER 383/2016-CVM/SEP/GEA-1, OF AUGUST 11, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to CVM Inquiry Letter 383/2016-CVM/SEP/GEA-1, of August 11, 2016

Question asked by the Brazilian Securities Commission (CVM)

Rio de Janeiro, August 11, 2016.

To Mr. Fabiano Maia Pereira

Investor Relations Director

Cia. Companhia Energética de Minas Gerais – CEMIG

Av. Barbacena 1200 – 5th floor, B1 Wing, Santo Agostinho,

Belo Horizonte, Minas Gerais

CEP: 30190-131

Fax: (31) 3506-5026 Tel.: (31) 3506-5024

E-mail: ri@cemig.com.br

c/c: emissores@bvmf.com.br; ccarajoinas@bvmf.com.br; apereira@bvmf.com.br

Subject: Request for information on news report

Dear Sir,

1.	We refer to the news report published today in the newspaper Valor Econômico newspaper, in the Empresas (Companies) section, under the headline Destaques (Highlights), which stated the following:

“Cemig has contracted the banks Santander and Votorantim to advise on the sale of a stockholding interest in Light, but the process has not yet started, according to a source with knowledge of the transaction.”

2.	Your statement should be given through the Empresas.NET system, in the category: Market Announcement, under the sub-category: Responses to consultations by CVM/Bovespa; subject heading: Media News Reports, and should include a transcription of this letter.

3.	We warn you that, by order of our Company Relations Supervision Management, using its legal powers under Sub-item II of Article 9 of Law 6385/1976 and CVM Instruction 452/07, a coercive fine of R$ 1,000 (one thousand Reais) is applicable, without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this Official Letter by 9.30 a.m. of August 12, 2016, after becoming aware of the content of this communication, sent exclusively by e-mail, notwithstanding the provisions of §1 of Article 6 of CVM Instruction 358/02.

Yours,

........

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Reply by CEMIG

Dear Madam,

In reply to Official Letter 383/2016-CVM/SEP/GEA-1, of August 11, 2016, we inform you that, as already widely published, including in our financial statements, our partners in the controlling stockholding block of Light have a put option to sell their interest in the control structure of that company, exercisable against Cemig, and we are at present studying various alternatives for partnerships for substitution of these partners. Further, we reiterate that this information was the subject of our Market Notice of July 22, 2016, entitled:

“Reply to CVM Inquiry Letter 2777/2016-SAE/GAE-2, of July 21, 2016”.

Although the Company is considering, studying and researching several alternatives, so far no financial advisor has been contracted, nor has any contractual instrument been entered into, non-binding or otherwise, in relation to the assets mentioned in the report referred to.

Cemig takes this opportunity of reiterating its commitment to opportune and timely disclosure of all and any facts that are of interest to its stockholders, in accordance with Article 2 of CVM Instruction 358/2002.

Belo Horizonte, August 11, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

24. MATERIAL ANNOUNCEMENT DATED AUGUST 12, 2016: CANCELLATION OF UNSUBSCRIBED SHARES IN PARATI; ABSORPTION OF REDENTOR BY RME

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cancellation of unsubscribed shares in Parati;

absorption of Redentor by RME

Cemig (Companhia Energética de Minas Gerais), a listed company traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

At its meeting of August 12, 2016, the Board of Directors of Cemig decided:

1.	– to ratify the vote cast by the representatives of Cemig in the Extraordinary General Meeting of Stockholders (‘EGM”) of its subsidiary Parati S.A. – Participações em Ativos de Energia Elétrica (‘Parati”), held on June 28, 2016, to authorize:

cancellation of	167,089,397	nominal shares in Parati without par value which had not been subscribed and paid,
of which	83,544,698	are common shares
and	83,544,699	are preferred shares; and

2.	– to orient the members of the Board of Parati appointed by Cemig, to vote in favor of the agenda at the meeting of the Board of Directors and at the EGM of Parati that decides to approve and orient the vote on the absorption of Redentor Energia S.A. (‘Redentor”) by RME – Rio Minas Energia Participações S.A. (‘RME”) in accordance with its by-laws and the applicable legislation, to be effected in the following steps:

a)	signature of a protocol and justification of absorption of Redentor by RME;

b)	EGM of Redentor for approval of the absorption of Redentor by RME;

c)	EGM of RME for approval of the absorption of Redentor by RME;

d)	Signature, by Parati, of a stock subscription undertaking for subscription of new shares to be subscribed by Parati in RME, for the purpose of the absorption – with the related recording of the subscription in the nominal share registry of RME – which will cancel the related stockholding interest held by Parati in Redentor, and will replace it with a similar stockholding held by Parati in RME, so that, after implementation of these steps, Parati will be the holder of all the shares in RME.

e)	Authorization for the managers of Parati appointed by Cemig to execute all such acts as are necessary for the absorption, and as a consequence, extinction of Redentor for all purposes of law.

Cemig will keep its stockholders and the market duly informed on all new information relating to the above subject.

Belo Horizonte, August 12, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

25. SUMMARY OF PRINCIPAL DECISIONS OF THE 670TH MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 12, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of August 12, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 670th meeting, held on August 12, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Signature of debt acknowledgement and recognition contracts.

2.	Cancellation of shares in Parati; absorption of Redentor; and orientation of vote at EGM of Parati.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

26. 2Q 2016 RESULTS – EARNINGS RELEASE

PUBLICATION OF RESULTS

CEMIG REPORTS

2Q16 EBITDA

OF R$ 677 MILLION

Main factors in the quarter:

¡	Recognition of R$ 561 million in Transmission Indemnity Revenue

¡	Change in profile of allocation of supply in 2016

¡	Average spot price significantly lower, year-on-year, in the quarter

¡	Significantly lower sales of gas to industry and thermal generation plants

¡	Higher provision for the put option in Light due to adoption of the Black-Scholes method to measure fair value of the option

Indicators (GWh)	2Q16	2Q15	Change %
Electricity sold (excluding CCEE)	13,874,405	14,197,815	(2.28)

Indicators – R$ ’000	2Q16	2Q15	Change %
Sales on the CCEE	49,042	701,158	(93.01)
Net debt	12,960,625	11,731,593	10.48
Gross revenue	7,275,577	8,444,281	(13.84)
Net revenue	4,754,147	5,392,480	(11.84)
Ebitda (IFRS)	676,670	1,232,272	(45.09)
Net profit in the quarter	202,124	534,264	(62.17)
Earnings per share	0.16	0.42	(61.90)
Ebitda margin	14.24%	22.85%	-8.61p.p.

Conference call

Publication of 2Q16 results

Video webcast and conference call

August 17, 2016 (Wednesday) : 3 PM, Brasília time

This transmission on Cemig’s results will have simultaneous translation into English and can be seen in real time by Video Webcast, at http://ri.cemig.com.br or heard by conference call on:

+ 55 (11) 2188-0155 (1st option) or

+ 55 (11) 2188-0188 (2nd option)

Password: CEMIG

Playback of Video Webcast: Site: http://ri.cemig.com.br Click on the banner and download. Available for 90 days	Conference call – Playback: Telephone: (+55-11) 2188-0400 Password: CEMIG Português Available from August 17 to September 1, 2016

Cemig Investor Relations

http://ri.cemig.com.br/

ri@cemig.com.br

Tel.:(+55-31) 3506-5024

Fax:(+55-31) 3506-5025

Cemig’s Executive Investor Relations Team

¡	Chief Finance and Investor Relations Officer

Fabiano Maia Pereira

¡	General Manager, Investor Relations

Antônio Carlos Vélez Braga

¡	Manager, Investor Market

Robson Laranjo

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20-F form filed with the U.S. Securities and Exchange Commission – SEC.

Cemig stock price performance

Security	Ticker	Currency	Close of June 30, 2016	Close of December 31, 2015	Change in the period %
Cemig PN	CMIG4	R$	7.28	5.67	28.40%
Cemig ON	CMIG3	R$	7.10	5.98	18.73%
ADR PN	CIG	US$	2.21	1.38	60.14%
ADR ON	CIG.C	US$	2.20	1.62	35.80%
Ibovespa	Ibovespa	—	51,526	43,349	18.86%
IEEX	IEEX	—	30,786	24,803	24.12%

Source: Economática.

Trading volume in Cemig’s preferred shares (CMIG4) in the first half of 2016 (1H16) totaled R$ 5.87 billion, a daily average of R$ 47.78 million. Cemig’s shares, by volume (aggregate of common (ON) and preferred (PN) shares), were the second most liquid in Brazil’s electricity sector in the period, and among the most traded in the Brazilian market as a whole.

On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in 1H16 was US$985.6 million. We see this as reflecting the investor market’s recognition of Cemig as a global investment option.

The São Paulo Stock Exchange (Bovespa) Index – the Ibovespa – was up 18.86% in the first half of 2016, closing June at 51,526 points. Cemig’s preferred shares outperformed the principal Brazilian stock index and also the electricity sector index, rising 28.39% in the half-year. The common shares rose 18.82%.

Cemig’s long-term ratings

These tables show credit risk ratings and outlook for Cemig’s companies as provided by the principal rating agencies:

Brazilian ratings:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	A (bra)	Negative	A (bra)	Negative	A (bra)	Negative
S&P	brA	Negative	brA	Negative	brA	Negative
Moody’s	Baa1.br	Negative	Baa1.br	Negative	Baa1.br	Negative

Global Ratings:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
S&P	BB-	Negative	BB-	Negative	BB-	Negative
Moody’s	B1	Negative	B1	Negative	B1	Negative

Note: Fitch gives only Brazilian – not global – ratings.

Adoption of IFRS

The results presented below are prepared in accordance with the new Brazilian accounting rules, which embody a process of harmonization between Brazilian accounting rules and IFRS (International Financial Reporting Standards).

PROFIT AND LOSS ACCOUNTS

Consolidated – R$ ’000	2Q16	2Q15	Change %
REVENUE	4,754,147	5,392,480	(11.84)

OPERATING COSTS
Personnel	429,808	332,709	29.18
Employees’ and managers’ profit shares	6,200	64,243	(90.35)
Post-retirement obligations	84,091	57,609	45.97
Materials	12,898	17,445	(26.06)
Raw materials and inputs for production of electricity	9	-2,547	—
Outsourced services	192,779	214,124	(9.97)
Electricity purchased for resale	2,024,749	2,312,277	(12.43)
Depreciation and amortization	199,684	181,587	9.97
Operating provisions	481,842	229,841	109.64
Charges for use of the National Grid	267,206	251,254	6.35
Gas bought for resale	189,146	261,914	(27.78)
Infrastructure construction costs	348,712	266,090	31.05
Other operational expenses, net	112,006	160,967	(30.42)

TOTAL COST	4,349,130	4,347,513	0.04

Equity method gain (loss)	71,969	5,718	1.158.64

Operational profit before Financial income (expenses) and taxes	476,986	1,050,685	(54.60)

Financial revenues	353,189	242,751	45.49
Financial expenses	(565,218)	(494,332)	14.34

Profit before income tax and Social Contribution tax	264,957	799,104	(66.84)

Current and deferred income tax and Social Contribution tax	(62,833)	(264,840)	(76.28)

NET PROFIT FOR THE PERIOD	202,124	534,264	(62.17)

Interest of the controlling stockholders	202,047	534,132
Interest of non-controlling stockholder	77	132

NET PROFIT FOR THE PERIOD	202,124	534,264

Cemig’s consolidated electricity market

The Cemig Group sells electricity through its distribution company, Cemig Distribuição (‘Cemig D’), its generation and transmission company Cemig Geração e Transmissão (Cemig Generation and Transmission, or ‘Cemig GT’), and wholly-owned subsidiaries: Horizontes Energia, Termelétrica Ipatinga (up to January 2015), Sá Carvalho, Termelétrica de Barreiro, Cemig PCH, Rosal Energia and Cemig Capim Branco Energia (up to March 2015).

The total for sales in Cemig’s consolidated electricity market comprises sales to:

(I)	Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(II)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(III)	other agents of the electricity sector – traders, generators and independent power producers, also in the Free Market;

(IV)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(V)	the wholesale trading market (Câmara de Comercialização de Energia Elétrica, or CCEE) ( – eliminating transactions between companies of the Cemig Group).

In 2Q16 the Cemig group sold a total volume of 13,874 GWh, which was 2.28% less than in 2Q15.

Sales of electricity to final consumers plus Cemig’s own consumption totaled 10,755 GWh, or 4.9% less than in 2Q15.

Overall, electricity consumption has been affected since 1Q15 by adverse Brazilian political and economic circumstances; and, in the captive market, by the successive increases in electricity rates charged to consumers, associated with application of the ‘Tariff Flag’ system, resulting in significant increases in consumers’ electricity bills.

Sales to distributors, traders, other generating companies and independent power producers in 2Q16 totaled 3,110 GWh – or 7.85% less than in 2Q15.

In June 2016 the Cemig group invoiced 8,204,884 clients – a growth of 2.4% in the consumer base in the year since June 2015. Of these, 8,204,818 are final consumers, including Cemig’s own consumption; and 66 are other agents in the Brazilian electricity sector.

This chart shows the breakdown of the Cemig Group’s sales to final consumers in the quarter, by consumer category:

Total consumption of electricity (GWh)

Consolidated	MWh		Change, %	Average price 2Q16 R$	Average price 2Q15 R$
	2Q16	2Q15
Residential	2,526,223	2,386,270	5.86	766.38	775.08
Industrial	4,671,891	5,771,862	(19.06)	281.70	257.78
Commercial, Services and Others	1,697,134	1,563,963	8.51	660.84	652.35
Rural	959,912	749,687	28.04	371.11	456.93
Public authorities	236,278	223,734	5.61	599.36	640.31
Public lighting	344,358	329,545	4.49	374.29	424.28
Public service	319,218	280,302	13.88	412.66	490.33

Subtotal	10,755,014	11,305,363	(4.87)	477.18	452.95

Own consumption	9,634	9,095	5.93	—	—
Wholesale supply to agents in Free and Regulated Markets ( * )	3,109,757	2,883,357	7.85	210.73	217.83

Total	13,874,405	14,197,815	(2.28)	404.58	409.82

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

The electricity market of Cemig D

Electricity billed to captive clients and electricity transported for Free Clients and distributors with access to Cemig D’s networks in 2Q16 totaled 11,227 GWh, or 1.75% more than in 2Q15.

This result is the joint effect of consumption in the captive market 5.6% higher year-on-year, and use of the network by Free Clients 15.41% higher by volume than in 2015.

In June 2016 Cemig D was invoicing 8,203,327 captive clients.

Cemig D	Number of clients		Change, %
	2Q16	2Q15
Residential	6,641,995	6,466,760	2.71
Industrial	75,112	75,508	-0.52
Commercial, Services and Others	717,394	714,200	0.45
Rural	687,966	677,458	1.55
Public authorities	64,349	63,220	1.79
Public lighting	4,704	3,867	21.64
Public service	11,807	10,547	11.95

Total	8,203,327	8,011,560	2.39

Comments on the various consumer categories:

Residential

Consumption by residential consumers totaled 2,526 GWh, or 5.86% more than in 2Q15.

The higher level of residential consumption is due to:

¡	the invoicing calendar – a larger number of days invoiced;

¡	higher temperatures in 2Q16 than 2Q15, causing more use by consumers of air conditioners and ventilators in their homes.

Industrial

Electricity used by captive clients was 12.6% of the volume of electricity distributed by Cemig, totaling 852 GWh in 2Q16, 8.8% less than in 2Q15.

This is in line with the continuing retraction of economic activity both in Minas Gerais and in the whole of Brazil, and the performance of the international market.

Electricity transported for Free Clients was 38.0% of the volume of electricity distributed by Cemig D, totaling 4,270,854 MWh in 2Q16, or 15.4% more than in 2Q15 – as a result of resumption of activity in the Metallurgy and Ferro-alloys sectors.

The electricity market of Cemig GT

Cemig GT’s sales volume in 2Q16 was affected by termination of concession of plants. As from the termination, the output of these plants was redirected to the Physical Guarantee Quota regime, and to settlement on the spot market.

Cemig GT’s market comprises sales of power as follows:

(I)	In the Free Market (Ambiente de Contratação Livre, or ACL) to Free Clients, either located in Minas Gerais or in other States;

(II)	to other agents in the electricity sector – traders, generators and independent power producers (in the Free Market); and

(III)	to electricity distributors (in the Regulated Market); and

(IV)	sales in the CCEE (Wholesale Electricity Market).

The total supply billed by Cemig GT in 2Q16 was 6,946 GWh, or 10.5% less than in 2Q15.

Cemig GT	MWh		Change, %
	2Q16	2Q15
Free Clients
Industrial	3,602,752	4,650,249	(22.53)
Commercial	207,548	94,984	118.51
Free Market – Free contracts	2,488,003	1,570,964	58.37
Regulated Market:	613,159	1,268,482	(51.66)
Regulated Market – Cemig D	34,905	171,942	(79.70)

Total	6,946,367	7,756,621	(10.45)

The number of clients billed by Cemig GT was 48.8% higher than at the end of June 2015, totaling 793. Of these: 728 were industrial and commercial clients, 47 were distribution companies, and 18 were companies in the category of traders, generators and independent power producers.

Free Clients in the industrial and commercial categories consumed 3,810 GWh in 2Q16, down 19.7%, due to:

¡	reduction of consumption by industrial clients due to the continuous retraction in economic activity at state and national level in Brazil, and the performance of the international economy;

¡	lower availability of power for sale due to the conditions for renewal of concessions, as per Law 13.203/2015 – this supply was redirected to the Physical Guarantee Quota regime; and

¡	temporary shutdown of activity at a mining plant in Minas Gerais state.

Free Market sales and trading transactions in electricity with other agents of the sector lead to selling opportunities, which lead to short-term sales contracts. In 2Q16 total sales of electricity were 2,488 GWh, or 58.37% more than in 2Q15.

Sales in the Regulated Market, including sales to Cemig D, were 55.01% lower than in 2Q15, for several reasons:

¡	Cessation of contracts entered into as a result of the corporate reorganization of the Cemig group, with the transfer of assets from Cemig GT to Aliança Energia; and

¡	Termination of contracts made at the 18th Adjustment Auction, held in the first half of 2015, and the second ‘Existing Supply’ Auction, held in 2005 and in effect for the period 2008–2015.

Since September 15, 2015 the São Simão Plant has been serving the Regulated Market (‘ACR’), but under the ‘quota’ regime, in accordance with the requirements of Ministerial Order 432/2015. The company now recognizes only the revenue from provision of the services of operation and maintenance of the plant.

Physical totals of transport and distribution – MWh

Description	MWh		Change %
	2Q16	2Q15
Total energy carried	12,423,702	11,618,317	6.93
Electricity transported for distributors	93,666	88,006	6.43
Electricity transported for free clients	4,270,676	3,809,032	12.12
Own load
Consumption by captive market	6,710,787	6,409,820	4.70
Losses in distribution network	1,348,573	1,311,460	2.83

Consolidated operational revenue

Revenue from supply of electricity:

Total revenue from supply of electricity to final consumers in 2Q16 was R$ 5.613 billion, or 3.53% less than the revenue of R$ 5.819 billion in 2Q15.

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, in 2Q16 was R$ 4.972 billion, or 5.79% less than the figure for 2Q15, of R$ 5.278 billion.

The main factors affecting revenue in 2Q16 were:

¡	The annual tariff adjustment, with average effect on consumer tariffs of 3.78%, effective from May 28, 2016.

¡	Volume of electricity sold to final consumers was 4.86% lower year-on-year.

¡	The revenue from the ‘Tariff Flag’ system was lower, due to the alteration of the ‘flag’ is in effect: the ‘Green Flag’ was in force in 1Q16, whereas the ‘Red Flag’ was in force in 2Q15. As a result the amount received in 2016 was only R$ 29 million, compared to R$ 387 million in 2015 – a reduction of 92.60%.

	R$		Change %	Average price 2Q16 R$	Average price 1Q15 R$	Change %
	2Q16	2Q15
Residential	1,936,040	1,849,553	4.68	766.38	775.08	(1.12)
Industrial	1,316,086	1,487,893	(11.55)	281.70	257.78	9.28
Commercial, Services and Others	1,121,528	1,020,258	9.93	660.84	652.35	1.30
Rural	356,233	342,554	3.99	371.11	456.93	(18.78)
Public authorities	141,615	143,258	(1.15)	599.36	640.31	(6.40)
Public lighting	128,891	139,821	(7.82)	374.29	424.28	(11.78)
Public service	131,728	137,440	(4.16)	412.66	490.33	(15.84)

Subtotal	5,132,121	5,120,777	0.22	477.18	452.95	5.35
Supply not yet invoiced, net	(159,590)	157,212	—	—	—	—
Wholesale supply to other concession holders (*)	655,322	628,072	4.34	210.73	217.83	(3.26)
Wholesale supply not yet invoiced, net	(14,501)	(87,556)	(83.44)	—	—	—

Total	5,613,352	5,818,505	(3.53)	404.58	409.82	(1.28)

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Revenue from Use of Distribution Systems (the TUSD charge)

The revenue of Cemig D (Distribution) from the TUSD in 2Q16 was R$ 427 million, or 17.91% less than in the same period of 2015 (R$ 521 million). In the second quarter of 2015, Aneel decided the new CDE charges, in compliance with a court injunction that suspended part of the payment of the CDE charge for members of the Brazilian Association of Large Industrial Consumers and Free Consumers of Electricity (Associação Brasileira de Grandes Consumidores Industriais de Energia e de Consumidores Livres, or Abrace). This suspension resulted in the company’s Revenue from Use of the Network in the second quarter 2016 being lower than in second quarter 2015.

Revenue from transactions in the Wholesale Trading Market (CCEE)

Revenue from Transactions in the Wholesale Electricity Market (CCEE) was R$ 49 million in 2Q16, compared to R$ 701 million in 2Q15 – a reduction of 93.01% year-on-year. This is mainly due to (a) the spot price (Preço de Liquidação de Diferenças, or PLD) being 82.52% lower year-on-year in the wholesale market (at R$ 62.37/MWh in 2016 compared to R$ 356.81/MWh in 2015); and (b) the lower quantity of electricity available for settlement in the wholesale market in 2016, mainly because of the output from the São Simão Plant being allocated to serve the Regulated Market under the ‘quota’ regime, as from September 16, 2015. The company now recognizes only the revenue from provision of the services of operation and maintenance of that plant.

Supply of gas

The Company reported revenue from supply of gas 25.02% lower, at R$ 319 million in 2Q16, compared to R$ 425 million in 2Q15, mainly due to a lower volume of gas sold (216,135m³) in 2Q16, compared to 2Q15 (380,536m³).

Market (’000 m3/day)	2012	2013	2014	2015	June 30, 2016
Residential	—	0.17	0.72	1.04	1.92
Commercial	24.73	20.38	23.15	22.42	22.34
Industrial	2,740.00	2,734.95	2,849.24	2,422.78	2,088.84
Other	114.09	106.33	99.64	119.87	118.00

Total market excluding thermal plants	2,878.82	2,861.83	2,972.75	2,566.11	2,231.10
Thermal	746.09	1,214.50	1,223.99	1,309.13	544.15

Total	3,624.91	4,076.33	4,196.74	3,875.24	2,775.25

Demand for electricity from the thermoelectric generation plants, which had been operating uninterruptedly since 2012, was lower due to lower demand for electricity, and also due to the stronger rainfall in the current rainy season.

Supply of gas to the residential market, which began in 2013, totaled 6,190 households invoiced in June 2016 (vs. 3,820 at December 31, 2015).

Transmission indemnity revenue

In the 2Q16 Cemig recognized revenue of R$ 561 million, as follows:

¡	R$ 12 million for monetary updating by the IGP-M index, up to May 2016, of the balance of indemnity receivable;

¡	R$ 20 million relating to the difference between the amount of the preliminary Revision made by Aneel of the Opinion sent by the Company, on February 23, 2015, of R$1.157 billion, and the final Revision;

¡	R$ 90 million difference between the results of the IGP-M and the IPCA indices – the Company had updated the balance receivable, to May 2016, by the IGP-M;

¡	R$ 438 million, cost of own capital, calculated on the basis of 10.44% p.a.

Aneel Normative Resolution 589, of December 10, 2013 set the criteria for calculation of the New Replacement Value (Valor Novo de Reposição, or VNR) of the transmission facilities, for the purposes of indemnity.

The Valuation Opinion delivered to Aneel on July 31, 2014 represented an indemnity to the Company of R$ 1.169 billion, at the base date of December 31, 2012.

On July 12, 2016, Aneel sent to the Company the Report of Inspection with final Review of the Opinion sent by the Company, deciding the value of the indemnity at R$ 1.177 billion. Of this amount, R$ 285 million was received in the first quarter of 2013.

On April 22, 2016 the Mining and Energy Ministry published its Ministerial Order 120, setting the deadline and method of payment of the remaining amount of the indemnity. This Order determined that the amounts homologated by Aneel should become part of the Regulatory Asset Base for Remuneration (Base de Remuneração Regulatória, or BRR) and that the cost of capital should be added to the respective Permitted Annual Revenues. The updating of the amount will be by application of the IPCA (Expanded National Consumer Price) Index, and the cost of capital will not be incorporated for the period from the extensions of the concessions up to the tariff-setting process of 2017. The latter is to be updated and remunerated at the real cost of own capital, currently 10.44% per year, to be paid over eight years. The Ministerial Order still depends on decisions that will be the subject of Public Hearings held by Aneel, which are listed in Aneel’s Regulatory Agenda for the second half of 2016 and the first half of 2017.

For the new assets consisting of improvements and strengthening of facilities implemented by the transmission concession holders, Aneel calculates an additional portion of Permitted Annual Revenue (RAP) in accordance with methodology specified in the Tariff Regulation Procedures (Procedimentos de Regulação Tarifária, or Proret).

Sector / Regulatory charges – deductions from revenue

The sector charges that are effectively deductions from reported revenue totaled R$ 2.521 billion in 2Q16, or 17.38% less than their total of R$ 3.052 billion in 2Q15. This was mainly due to the lower values of the Energy Development Account (Conta de Desenvolvimento Energético, or CDE) and the ‘Tariff Flag’ charges (the ‘Green Flag’ was in effect in 2Q16, whereas the ‘Red Flag’ was in effect in 2Q15).

Operational costs and expenses

Operational costs and expenses, excluding Financial revenue (expenses), totaled R$ 4.349 billion in 2Q16, or only 0.05% more than in 2Q15 (R$ 4.347 billion).

The following paragraphs comment on the main variations:

Electricity purchased for resale

The expense on electricity bought for resale in 2Q16 was R$ 2.025 billion, or 12.41% less than in 2Q15 (R$ 2.312 billion). The main factors in the higher figure are:

Cemig D:

¡	Expenses on electricity acquired at auctions 46.06% lower, at R$ 561 million in 2Q16, vs. R$ 1.040 billion in 2Q15, mainly due to some of the thermoelectric plants being deactivated in 2016 due to the improvement in the level of the reservoirs of the hydroelectric plants in the system, with a resulting reduction in the expense on combustion fuel for those plants.

¡	Expense on electricity from Itaipu Binacional 27.43% lower year-on-year, at R$ 291mn in 2Q16, compared to R$ 401mn in 2Q15. This change basically reflects the reduction of the tariff, which was US$ 38.07/kW-month in 2Q15, and was US$ 25.78/kW-month from January 2016.

¡	The cost of purchases of supply in the short-term market was 19.9% lower – at R$ 161 million in 2Q16, vs. R$ 201 million in 2Q15) – reflecting the lower cost of electricity in the wholesale market in 2016.

Cemig GT:

The expense on electricity bought for resale in 2Q16 was R$ 808 million, or 29.28% more than in 2Q15 (R$ 625 million). This reflects an average price per MWh 5.27% higher in 2Q16 (R$ 164.15, vs. R$ 155.93 in 2Q15), and the volume of electricity purchased in 2Q16 being 22.78% higher (at 4,921,224 MWh), compared to 4,008,140 MWh in 2Q15.

Operating provisions

Operational Provisions 109.57% higher year-on-year in the quarter – an expense of R$ 482mn in 2Q16, compared to R$ 230mn in 2Q15. The main factors in this change are:

¡	Provisions, of R$ 355 million and R$ 16 million, respectively, made for the put options on the investments in Parati and SAAG.

The Equity Fund owns common and preferred shares in Light, and at present exercises joint control, with Cemig, over the activities of that company. This being so, this option has been considered to be a derivative instrument which should be accounted at fair value through profit or loss.

For the purposes of determination of the method to be used in measuring the fair value of this option, the Company, up to the first quarter of 2016, observed the daily trading volume of the shares of Light, and also the fact that such option, if exercised by the Fund, will require the sale to the Company, in a single transaction, of shares in Light in a quantity higher than the daily exchange trading averages. Thus, the Company had adopted the discounted cash flow method for measurement of the fair values of the options. The fair value of this option has been calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the shares that are the subject of the put option, also estimated for the date of exercise, brought to present value at the interim reporting date, at the effective rate of 7.5% p.a. (discounting inflation effects). As a result of the changes in the Stockholders’ Agreement of Parati in the second quarter of 2016, described below, with consequences for the conditions and periods for exercise of the put option, the Company then began to use the Black–Scholes method for measurement of the fair value of the options, which resulted in the provision being higher in 2Q16.

a)	FIP Redentor

Changes in the Stockholders’ Agreement of Parati

In the second quarter of 2016 Amendments were signed to the Stockholders’ Agreement of Parati. The principal changes arising from these amendments are:

1.	The maturity of the Put Option granted in 2011 by Cemig in favor of the unit holders of FIP Redentor, initially specified to be May 31, 2016, was postponed, to two separate exercise dates:

o	First option exercise window: The intention to exercise may be stated by any direct stockholders who decide to do so, independently of the exercise of the Put Option by the other direct stockholders, up to September 23, 2016, inclusive, and shall cover only preferred shares in Parati, up to a limit of 153,634,195 preferred shares in Parati, representing 14.30% of the total shares in Parati held by the other direct stockholders. Cemig must make payment by November 30, 2016.

o	Second payment window: The intention to exercise may be stated by any direct stockholders who decide to do so, independently of the exercise of the Put Option by the other direct stockholders, up to September 23, 2017, inclusive, And may cover the totality of the shares in Parati, being independent of any exercise, or not, of the Put Option in the first payment window. Cemig must make payment by November 30, 2017.

2.	The Put Option may now be exercised not only by FIP Redentor, but by any person who becomes a direct stockholder of Parati, including but not limited to the unit holders of FIP Redentor, and/or their affiliates, who shall become holders of a Put Option and/or of the rights arising therefrom, under which each one of the direct stockholders shall individually have the right to sell any shares in Parati that they own; and

3.	Inclusion of conditions for bringing forward the date of exercise of the put option: in the event of any occurrence resulting in bringing forward of the option referred to, any direct stockholder may present to Cemig the notice of bringing forward of the option, at which moment the option shall be considered exercised by all the direct stockholders, over the totality of their shares. Cemig Does not have the expectation that any of the events resulting in bringing forward of the option will occur.

4.	As guarantee for the full payment of the Put Option, on May 31, 2016 Cemig offered to the holders of the Put Option:

•	55,234,637 common shares and 110,469,274 preferred shares that Cemig directly holds in Transmissora Aliança de Energia S.A. (Taesa),

•	and as further guarantee, 53,152,298 shares that Cemig directly holds in Light.

¡	Higher provisions for doubtful receivables: R$ 98 million in 2Q16, compared to R$ 31 million in 2Q15 – mainly reflecting a higher level of default, influenced by the significant increase in elecricity tariffs put in place in 2015, and also the Brazilian macroeconomic context;

Personnel

Personnel expenses were R$ 430 million in 2Q16, compared to R$ 333 million in 2Q15, an increase of 29.13%. This arises mainly from the following factors:

¡	Salary increases, under the Collective Work Agreement, of 10.33%, as from November 2015.

¡	Recognition, in 2Q16, of an expense of R$ 64 million on the voluntary retirement plan.

The PDVP Programmed Voluntary Retirement Plan

Cemig created the PDVP to apply in the period April 18 to May 31, 2016. Those eligible to take part were any employees who will have worked with Cemig for 25 years or more by December 31, 2016. The PDVP offers the normal severance payments specified by law, including payment for the period of notice, deposit of the ‘penalty’ payment of 40% of the FGTS Base Value to the employee’s FGTS fund, further to the payments specified by the legislation. Severance of the employees will take place over the period from June 2 to October 20, 2016, in accordance with guidelines set by the Company. A total of 621 employees have signed up for the program. The amounts of the severance payments have been 100% provisioned.

Gas bought for resale

The expense on gas bought for resale in 2Q16 was R$ 189 million, or 27.86% less than in 2Q15 (R$ 262 million). This is basically due to a lower quantity of gas purchased (215,901m³ in 2Q16, compared to 377,681m³ in 2Q15), reflecting Brazil’s economic downturn, which affected Cemig’s industrial market, and also led to gas-fired thermoelectric generation plants being taken out of production.

Equity method gain

In 2Q16 Cemig posted a net equity method gain of R$ 72 million, which compares with a net gain of R$ 6 million in 2Q15. The variation mainly comprises equity method gains of:

•	R$ 86 million in the subsidiary Taesa;

•	R$ 41 million in the subsidiary Aliança Geração; and

•	R$ 8 million in Madeira Energia, in 2Q16.

Financial revenue (expenses)

Cemig reports net financial expenses of R$ 212mn in 2Q16, compared to net financial expenses of R$ 252mn in 2Q15. The main factors are:

¡	Higher revenue from monetary variation on the CVA balances and Other financial components of tariffs as a result of the higher balance of these assets in 2016: R$ 168 million in 2Q16, vs. R$ 8 million in 2Q15.

¡	Higher revenue from financial investments, of R$ 77 million in 2Q16, compared to R$ 54 million in 2Q15, primarily due to a higher level of financial investments in 2016, and a higher variation from the CDI rate in the period (3.31% in 2Q16, vs. 2.98% in 2Q15).

¡	Lower gain from updating of the Remuneration Base of Assets (BRR): R$ 3mn in 2Q16, compared to R$ 102mn in 2Q15. This reflects the reduction in the BRR after the renewal of the concession contract in December 2015.

¡	Expense on monetary updating of loans and financings 24.18% lower, at R$ 69mn in 2Q16, compared to R$ 92mn in 2Q15. This is due to the lower variation in the IPCA index in the period (1.75% in 2Q16, compared to 2.26% in 2Q15).

¡	Charges for loans and financings 51.10% higher, at R$ 479 million in 2Q16, compared to R$ 317mn in 2Q15. This mainly reflects higher debt indexed to the CDI rate; and also the higher variation provided by the CDI rate, itself, at 3.31% in 2Q16 compared to 2.98% in 2Q15.

EBITDA

Cemig’s consolidated Ebitda in 2Q16 was 45.09% lower than in 2Q15. This was mainly due to: lower volume of electricity available for sale in the wholesale market in 2016; and increased provisions; partially offset by recognition of transmission indemnity revenue.

Ebitda – R$ ’000	2Q16	2Q15	Change, %
Profit (loss) for the period	202,124	534,264	(62.17)
+ Income tax and Social Contribution tax	62,833	264,840	(76.28)
+ Net financial revenue (expenses)	212,029	251,581	(15.72)
+ Depreciation and amortization	199,684	181,587	9.97

= EBITDA	676,670	1,232,272	(45.09)

DEBT

The Company’s consolidated total debt on June 30, 2016 was R$ 15.448 billion, 1.85% more than at December 31, 2015.

Debt amortization profile (R$mn)

On April 22, 2016 Cemig D rolled over debt of R$ 600 million with Banco do Brasil, for interest of 128.00% of the CPI rate, and final maturity in April 2018.

On July 1, 2016 Cemig GT concluded its 7th issue of promissory notes, for a total of R$ 620 million. The net proceeds will be allocated to payment of the second portion of the Concession Grant Fee for the hydroelectric plants in Lot D of Aneel Auction 12/2015, and to strengthen working capital. The Promissory Notes have maturity at 360 days, on June 26, 2017, and pay remuneratory interest equal to 128% of the average one-day over extra-grupo DI rate for interbank deposits, to be paid on the maturity date. This issue has a surety guarantee from the controlling stockholder, Cemig.

Cemig GT has loans of R$ 2.919 billion maturing in 2016, most of this total maturing in December:

Cemig GT	Expiration	Annual financial cost %	Total R$ mn
Promissory Notes – 6th Issue	Dec. 2016	120% of CDI rate	1,472
Debentures – 4th Issue, 1st Series	Dec. 2016	CDI Rate + 0.85%	519

Taesa: Removal of shares from controlling block; monetization of shares and Units

Cemig and Fundo de Investimento em Participações Coliseu (‘FIP Coliseu’), as direct stockholders and controlling stockholders of the Cemig affiliated company Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’), signed a Commitment Undertaking on May 31, 2016, changing some of the terms of the Stockholders’ Agreement of the company, previously signed by the parties on December 28, 2009 and amended on April 20, 2010. One of the changes was to remove from the condition of being bound by the Stockholders’ Agreement, as from May 31, 2016: (a) 77,525,322 common shares and 155,050,644 preferred shares in Taesa owned by Cemig; and (b) 75,000,000 common shares in Taesa held by Coliseu.

This agreement changed the numbers of shares bound by the Stockholders’ Agreement to the following: (a) 215,546,907 common shares owned by Cemig, and (b) 153,775,790 common shares owned by Coliseu; together comprising a total of 57.64% of the Company’s common shares on May 31, 2016.

On August 3, 2016 the Executive Board of Cemig decided to submit to the Board of Directors a proposal for monetization of 22,273,452 Units – comprising 22,273,452 common shares and 44,546,904 preferred shares in Taesa, owned by Cemig. All these shares are outside the controlling stockholding block.

	Previous situation
	Stockholders	Common Shares	Preferred shares	Total of shares	Total Shares (%)
Controlling block	FIP Coliseu	228,776	—	228,776	22.14
	CEMIG	293,072	155,051	448,123	43.36
	Free float	118,866	237,732	356,598	34.50
	Total	640,714	392,783	1,033,497	100.00

Outside Controlling stockholding block
Description	Shares (Controlling block)
	Common	Preferred
Cemig	77,525	155,051
Shares guaranteed	55,252	110,504
Outside the controlling stockholding block	22,273	44,547
FIP	75,000	—

THE CEMIG GROUP’S PORTFOLIO OF GENERATION ASSETS

Cemig – generation portfolio, in MW*
Stage	Hydro plants	Small Hydro Plants	Wind	Solar	Thermal plants	Total
In operation	7,299	257	158	31	144	7,889
Under construction/contracted	1,595	29	658	45	—	2,327
In development:	10,802	—	392	42	1,000	12,236

Total	19,696	286	1,208	118	1,144	22,452

*	The amounts refer only to direct or indirect equity interests held by Cemig on June 30, 2016.

Highlights of 2Q16

Santo Antônio Hydroelectric Plant

In June, generation unit 43 of the Santo Antônio Hydroelectric Plant, with capacity for 73.29 MW, started operating, bringing the total number of rotors operating to 43, with total installed generation capacity of 3,077.49 MW. There are only seven rotors yet to start operation, to complete the total of 50 generation units. The plant, on the Madeira River, will have total installed capacity of 3,568 MW.

The Belo Monte Hydroelectric Plant

The first rotor started commercial operation in April, with generating capacity of 611 MW. The plant’s total generating capacity will be 11,233 MW.

DEFAULT

In 2015, to achieve economic and financial equilibrium for the companies of the sector, and synchronization between tariffs and the real variable costs of electricity, Aneel implemented the system of ‘Tariff Flags’, and also ruled an Extraordinary Tariff Increase, in March. These measures had an impact on electricity rates, since they involved a pass-through of costs to final consumers.

In this context of an exceptional increase in electricity rates, Cemig has seen an increase in amounts invoiced that are not paid by final consumers, and this has resulted in growth in the stock of debt to levels higher than the average of recent months.

The situation has been further complicated by Brazil’s entering a period of financial stress, and its most significant consequence, increase in the rate of unemployment.

In this context, the average level of default during the month of June 2016 was more than 15% higher than in June 2015. This increased percentage of default has had a negative effect on Cemig’s cash flow.

Due to the present economic context, default has remained at a level that is high for the Company. The rate of default in January was 4.05%.

The Company uses various tools of communication and collection to prevent increase in default. These include telephone contact, sending of e-mails, use of text messages, and collection letters. We are also making efforts with the credit protection services – Serasa and the Store Operators’ Association (Câmara de Dirigentes Lojistas, or CDL) – to register these arrears on their records for defaulting clients; and we are also using disconnection of supply. Aneel Resolution 414 allows supply to be cut off after 15 days from receipt of a notice to the defaulting consumer.

A campaign of negotiation is planned for the month of August which will use differentiated rules for negotiation of the debits owed by low voltage clients. This aims to recover revenue, and contain the occurrence of default, and fraud.

Appendices

Generating plants – March, 2016

Plant	Type	Company	Cemig’s Interest	Installed Capacit (MW)	Assured Energy (average MW)	Installed Capacit (MW)*	Assured Energy (average MW)*	Year Concession or Authorization Expires
São Simão	Hydroelectric	CEMIG GT	100.0%	1,710.00	1,281.00	1,710.00	1,281.00	1/11/2015
Emborcação	Hydroelectric	CEMIG GT	100.0%	1,192.00	497.00	1,192.00	497.00	7/23/2025
Nova Ponte	Hydroelectric	CEMIG GT	100.0%	510.00	276.00	510.00	276.00	7/23/2025
Jaguara	Hydroelectric	CEMIG GT	100.0%	424.00	336.00	424.00	336.00	8/28/2013
Miranda	Hydroelectric	CEMIG GT	100.0%	408.00	202.00	408.00	202.00	12/23/2016
Irapé	Hydroelectric	CEMIG GT	100.0%	399.00	210.70	399.00	210.70	2/28/2035
Três Marias	Hydroelectric	CEMIG GT	100.0%	396.00	239.00	396.00	239.00	1/4/2046
Volta Grande	Hydroelectric	CEMIG GT	100.0%	380.00	229.00	380.00	229.00	2/23/2017
Igarapé	Thermal	CEMIG GT	100.0%	131.00	71.30	131.00	71.30	8/13/2024
Salto Grande	Hydroelectric	CEMIG GT	100.0%	102.00	75.00	102.00	75.00	1/4/2046
Itutinga	Hydroelectric	CEMIG GT	100.0%	52.00	28.00	52.00	28.00	1/4/2046
Camargos	Hydroelectric	CEMIG GT	100.0%	46.00	21.00	46.00	21.00	1/4/2046
Piau	SHP	CEMIG GT	100.0%	18.01	13.53	18.01	13.53	1/4/2046
Gafanhoto	SHP	CEMIG GT	100.0%	14.00	6.68	14.00	6.68	1/4/2046
Peti	SHP	CEMIG GT	100.0%	9.40	6.18	9.40	6.18	1/4/2046
Rio de Pedras	SHP	CEMIG GT	100.0%	9.28	2.15	9.28	2.15	9/19/2024
Poço Fundo	SHP	CEMIG GT	100.0%	9.16	5.79	9.16	5.79	8/19/2025
Tronqueiras	SHP	CEMIG GT	100.0%	8.50	3.39	8.50	3.39	1/4/2046
Joasal	SHP	CEMIG GT	100.0%	8.40	5.20	8.40	8.40	1/4/2046
Martins	SHP	CEMIG GT	100.0%	7.70	1.84	7.70	1.84	1/4/2046
Cajuru	SHP	CEMIG GT	100.0%	7.20	2.69	7.20	2.69	1/4/2046
Ervália	SHP	CEMIG GT	100.0%	6.97	3.03	6.97	3.03	1/4/2046
São Bernardo	SHP	CEMIG GT	100.0%	6.82	3.42	6.82	3.42	8/19/2025
Neblina	SHP	CEMIG GT	100.0%	6.47	4.66	6.47	4.66	1/4/2046
Cel. Domiciano	SHP	CEMIG GT	100.0%	5.04	3.59	5.04	3.59	1/4/2046
Paraúna	SHP	CEMIG GT	100.0%	4.28	1.90	4.28	1.90	—
Pandeiros	SHP	CEMIG GT	100.0%	4.20	0.47	4.20	0.47	9/22/2021
Paciência	SHP	CEMIG GT	100.0%	4.08	2.36	4.08	2.36	1/4/2046
Marmelos	SHP	CEMIG GT	100.0%	4.00	2.74	4.00	2.74	1/4/2046
Dona Rita	SHP	CEMIG GT	100.0%	2.40	1.03	2.40	1.03	1/4/2046
Salto de Moraes	SHP	CEMIG GT	100.0%	2.39	0.60	2.39	0.60	7/1/2020
Sumidouro	SHP	CEMIG GT	100.0%	2.12	0.53	2.12	0.53	—
Anil	SHP	CEMIG GT	100.0%	2.08	1.10	2.08	1.10	—
Xicão	SHP	CEMIG GT	100.0%	1.81	0.61	1.81	0.61	8/19/2025
Luiz Dias	SHP	CEMIG GT	100.0%	1.62	0.61	1.62	0.61	8/19/2025
Sinceridade	SHP	CEMIG GT	100.0%	1.42	0.35	1.42	0.35	1/4/2046
Central Mineirão	Solar	CEMIG GT	100.0%	1.42	—	1.42	—	—
Poquim	SHP	CEMIG GT	100.0%	1.41	0.39	1.41	0.39	7/8/2015
Santa Marta	SHP	CEMIG GT	100.0%	1.00	0.58	1.00	0.58	7/8/2015
Pissarrão	SHP	CEMIG GT	100.0%	0.80	0.55	0.80	0.55	—
Jacutinga	SHP	CEMIG GT	100.0%	0.72	0.57	0.72	0.57	—
Santa Luzia	SHP	CEMIG GT	100.0%	0.70	0.23	0.70	0.23	2/25/2026
Lages*	SHP	CEMIG GT	100.0%	0.68	—	0.68	—	—
Bom Jesus do Galho	SHP	CEMIG GT	100.0%	0.36	0.13	0.36	0.13	—
Pai Joaquim	SHP	CEMIG PCH	100.0%	23.00	4.26	23.00	4.26	4/1/2032
Salto Voltão	SHP	Horizontes Energia	100.0%	8.20	6.63	8.20	6.63	10/4/2030
Salto do Paraopeba	SHP	Horizontes Energia	100.0%	2.46	—	2.46	—	10/4/2030
Salto do Passo Velho	SHP	Horizontes Energia	100.0%	1.80	1.06	1.80	1.06	10/4/2030
Machado Mineiro	SHP	Horizontes Energia	100.0%	1.72	1.03	1.72	1.03	7/8/2025
Rosal	Hydroelectric	Rosal Energia	100.0%	55.00	30.00	55.00	30.00	5/8/2032
Sá Carvalho	Hydroelectric	Sá Carvalho	100.0%	78.00	58.00	78.00	58.00	12/1/2024
Barreiro	Thermal	Usina Termelétrica Barreiro	100.0%	12.90	11.37	12.90	11.37	4/30/2023
Queimado	Hydroelectric	CEMIG GT	825%	105.00	58.00	86.63	47.85	1/2/2033
Praias de Parajuru	Wind Farm	CEMIG GT	49.0%	28.80	8.39	14.11	4.11	9/24/2032
Praia do Morgado	Wind Farm	CEMIG GT	49.0%	28.80	13.20	14.11	6.47	12/26/2031
Paracambi	SHP	CEMIG GT	49.0%	25.00	19.53	12.25	9.57	2/16/2031
Volta do Rio	Wind Farm	CEMIG GT	49.0%	42.00	18.41	20.58	9.02	12/26/2031
Santo Antônio	Hydroelectric	Santo Antônio Energia	17.7%	2,714.72	2,218.00	480.06	392.22	6/12/2046
Aimorés	Hydroelectric	ALIANÇA	45.0%	330.00	172.00	148.50	77.40	12/20/2035
Amador Aguiar I (Capim Bra	Hydroelectric	ALIANÇA	39.3%	240.00	155.00	94.36	60.94	8/29/2036
Amador Aguiar II (Capim Br	Hydroelectric	ALIANÇA	39.3%	210.00	131.00	82.56	51.50	8/29/2036
lgarapava	Hydroelectric	ALIANÇA	23.7%	210.00	136.00	49.75	32.22	12/30/2028
Funil	Hydroelectric	ALIANÇA	45.0%	180.00	89.00	81.00	40.05	12/20/2035
Candonga	Hydroelectric	ALIANÇA	22.5%	140.00	64.50	31.50	14.51	5/25/2035
Porto Estrela	Hydroelectric	ALIANÇA	30.0%	112.00	55.80	33.60	16.74	7/10/2032
Baguari	Hydroelectric	BAGUARI ENERGIA	34.0%	140.00	80.20	47.60	27.27	8/15/2041
Cachoeirão	SHP	Hidrelétrica Cachoeirão	49.0%	27.00	16.37	13.23	8.02	7/25/2030
Pipoca	SHP	Hidrelétrica Pipoca	49.0%	20.00	11.90	9.80	5.83	9/10/2031
Retiro Baixo	Hydroelectric	Retiro Baixo Energética	25.0%	82.00	38.50	20.46	9.61	8/25/2041

Generation: Annual Permitted Revenue (RAP)

Resolução Homologatoria ANEEL – nº 1.313*
Receita Anual Permitida - RAP	RAP	% Cemig	Cemig Consolidado	Cemig GT
Cemig GT	234.340.198	100,0%	234.340.198	234.340.198
Cemig Itajuba	36.345.194	100,0%	36.345.194	36.345.194
Centroeste	15.420.427	51,0%	7.864.418
Transirapé	26.287.112	24,5%	6.440.342
Transleste	36.163.304	25,0%	9.040.826
Transudeste	22.414.358	24,0%	5.379.446
Taesa	43,36%
ETEO	155.851.060	43,4%	67.576.823
ETAU	38.433.513	22,8%	8.762.945
NOVATRANS	460.994.392	43,4%	199.886.586
TSN	449.086.299	43,4%	194.723.252
GTESA	8.238.429	43,4%	3.572.172
PATESA	18.930.852	43,4%	8.208.394
Munirah	32.335.023	43,4%	14.020.425
Brasnorte	22.865.011	16,8%	3.833.291
São Gotardo	4.594.930	43,4%	1.992.356
Abengoa
NTE	135.672.013	43,4%	58.827.214
STE	72.452.041	43,4%	31.415.113
ATEI	132.046.398	43,4%	57.255.152
ATEII	204.000.305	43,4%	88.454.275
ATEIII	102.659.854	43,4%	44.513.183
TBE
EATE	381.289.719	21,7%	82.634.235
STC	36.934.709	17,3%	6.403.873
Lumitrans	23.591.101	17,3%	4.090.187
ENTE	199.517.005	21,7%	43.245.595
ERTE	44.785.760	21,7%	9.706.942
ETEP	86.906.931	21,7%	18.835.509
ECTE	84.200.833	8,3%	6.970.657
EBTE	40.614.511	32,3%	13.118.164
ESDE	11.542.416	21,7%	2.501.610
ETSE	19.741.437	8,3%	1.634.316
Light	7.924.732	32,6%	2.581.878
Transchile**	21.396.000	49,0%	10.484.040
RAP TOTAL CEMIG			1.284.658.610	270.685.392

*	Receitas anuais permititidas com vigência entre 1º de julho de 2015 e 30 de junho de 2016.
**	A receita de transmissão da Transchile é dada em Dólar Norte Americano e é corrigida, anualmente, de acordo com o Decreto Nº 163 (http://www.cne.cl/images/stories/normativas/otros%20niveles/electricidad/DOC65_-_decreto163obrasurgentes.pdf).

FINANCIAL STATEMENTS SEPARATED BY COMPANY AND BY OPERATIONAL SEGMENT

FINANCIAL STATEMENTS SEPARATED BY COMPANY AT JUNE 30, 2016
Item	Holding company	Cemig GT	Cemig D	Gasmig	Cemig Telecom	Sá Carvalho	Rosal	Other subsidiaries	Eliminations / transfers	Total, subsidiaries	Taesa	Light	Madeira	Aliança Geração	Other jointly- controlled entities	Eliminations / transfers	Subsidiaries and jointly- controlled entities
ASSETS	16,806,839	16,878,602	16,578,724	1,993,083	319,448	167,101	148,058	2,619,591	(12,753,215)	42,758,231	4,594,169	4,734,930	2,519,607	1,188,680	5,355,030	(8,241,499)	52,909,148
Cash and cash equivalents	280,338	373,901	759,370	22,298	3,270	6,631	5,650	48,957	—	1,500,415	118,835	214,651	51,076	128,653	176,891	—	2,190,521
Accounts receivable	—	650,565	2,662,897	61,959	15,916	6,372	5,260	47,686	(16,715)	3,433,940	100,540	725,414	31,936	39,822	55,170	(15,838)	4,370,984
Securities – cash investments	90,515	292,487	380,203	60,222	18,744	22,400	21,955	100,197	—	986,723	51,772	—	—	—	72,292	—	1,110,787
Taxes	1,105,860	214,181	1,268,164	53,991	17,596	153	460	2,560	—	2,662,965	270,336	434,080	62,284	5,804	21,268	—	3,456,737
Other assets	986,950	889,125	1,697,188	475,799	5,776	4,947	1,649	34,087	(446,458)	3,649,063	40,791	520,798	141,159	131,133	463,228	(216,120)	4,730,052
Investments, PP&E, Intangible, and Financial assets of concession	14,343,176	14,458,343	9,810,902	1,318,814	258,146	126,598	113,084	2,386,104	(12,290,042)	30,525,125	4,011,895	2,839,987	2,233,152	883,268	4,566,181	(8,009,541)	37,050,067
LIABILITIES AND STOCKHOLDERS’ EQUITY	16,806,839	16,878,602	16,578,724	1,993,083	319,448	167,101	148,058	2,619,591	(12,753,215)	42,758,231	4,594,169	4,734,930	2,519,607	1,188,680	5,355,030	(8,241,499)	52,909,148

Suppliers and supplies	5,915	368,100	955,902	224,158	13,306	10,411	4,823	3,692	(20,558)	1,565,749	14,946	394,889	90,786	18,731	214,771	(73,645)	2,226,227
Loans, financings and debentures	—	8,057,399	7,051,893	301,144	37,323	—	—	4	—	15,447,763	1,800,032	2,207,018	1,489,342	119,633	1,543,081	—	22,606,869
Interest on Equity, and dividends	572,641	350,000	—	45,667	—	—	—	25,467	(420,903)	572,872	1	15,098	—	—	21,156	(36,255)	572,872
Post-retirement obligations	317,823	744,913	2,296,540	—	—	—	—	—	—	3,359,276	—	15,109	—	—	—	—	3,374,385
Taxes	26,242	891,860	1,731,090	296,684	10,282	40,670	2,840	15,711	—	3,015,379	816,209	414,885	41,611	28,561	103,427	—	4,420,072
Other liabilities	2,067,320	1,249,106	1,417,553	164,490	87,399	856	739	10,417	(21,729)	4,976,151	101,219	513,888	143,000	139,040	69,592	(55,208)	5,887,682
STOCKHOLDERS’ EQUITY	13,816,898	5,217,224	3,125,746	960,940	171,138	115,164	139,656	2,564,300	(12,290,025)	13,821,041	1,861,762	1,174,043	754,868	882,715	3,403,003	(8,076,391)	13,821,041

Attributed to controlling stockholders	13,816,898	5,217,224	3,125,746	956,797	171,138	115,164	139,656	2,564,300	(12,290,025)	13,816,898	1,861,762	1,174,043	754,868	882,715	3,403,003	(8,076,391)	13,816,898
Non-controlling stockholder	—	—	—	4,143	—	—	—	—	—	4,143	—	—	—	—	—	—	4,143
NET PROFIT (LOSS)
Net operational revenue	453	3,298,971	5,184,255	569,887	48,950	32,514	29,922	131,298	(90,443)	9,205,807	414,008	1,543,937	128,648	184,801	203,150	(185,510)	11,494,841
Operational costs and expenses	(491,029)	(2,135,844)	(5,155,823)	(505,481)	(47,831)	(15,235)	(11,550)	(17,952)	82,180	(8,298,565)	(54,407)	(1,461,036)	(69,754)	(77,741)	(311,627)	121,608	(10,151,522)

Electricity purchased for resale	—	(1,468,153)	(2,495,624)	—	—	(4,033)	(1,122)	(1,405)	14,227	(3,956,110)	—	(992,973)	(8,075)	(12,718)	(48,848)	130,810	(4,887,914)
Charges for use of the National Grid	—	(147,875)	(436,904)	—	—	—	(1,641)	(107)	60,615	(525,912)	—	—	(31,068)	(8,726)	(6,602)	34,989	(537,319)
Gas bought for resale	—	—	—	(427,009)	—	—	—	—	—	(427,009)	—	—	—	—	—	—	(427,009)
Construction cost	—	(31,634)	(533,039)	(19,060)	—	—	—	—	—	(583,733)	(4,347)	(168,923)	—	—	(2,281)	—	(759,284)
Personnel	(17,157)	(197,865)	(587,896)	(20,271)	(13,122)	(706)	(702)	(5,496)	—	(843,215)	(26,701)	(61,823)	(3,761)	(6,660)	(32,262)	—	(974,422)
Employee profit shares	4,234	(626)	(9,511)	—	—	(72)	(130)	(95)	—	(6,200)	(3,129)	—	—	(1,566)	(67)	—	(10,962)
Post-retirement obligations	(17,808)	(35,575)	(105,894)	—	—	—	—	—	—	(159,277)	—	—	—	—	—	—	(159,277)
Materials	(45)	(7,034)	(17,437)	(812)	(47)	(186)	(105)	(168)	1,929	(23,905)	(4,191)	(9,916)	(733)	(390)	(1,666)	11	(40,790)
Outsourced services	(3,829)	(69,246)	(312,807)	(6,543)	(10,900)	(1,937)	(2,583)	(5,091)	12,153	(400,783)	(11,246)	(81,619)	(5,042)	(15,688)	(25,406)	9,718	(530,066)
Depreciation and amortization	(260)	(94,083)	(243,855)	(26,536)	(16,338)	(2,823)	(2,184)	(5,010)	(7,628)	(398,717)	(886)	(79,502)	(32,349)	(30,907)	(166,340)	(60,193)	(768,894)
Operating provisions	(446,201)	(51,640)	(236,124)	—	354	—	(1)	—	—	(733,612)	62	(63,313)	11,866	642	1,760	—	(782,595)
Other expenses, net	(9,963)	(32,113)	(176,731)	(5,250)	(7,778)	(5,478)	(3,082)	(580)	883	(240,092)	(3,969)	(2,967)	(592)	(1,728)	(29,915)	6,273	(272,990)

Operational profit before Equity gains (losses) and Financial revenue (expenses)	(490,576)	1,163,127	28,432	64,406	1,119	17,279	18,372	113,346	(8,263)	907,242	359,601	82,901	58,894	107,060	(108,477)	(63,902)	1,343,319
Equity method gain (loss)	502,706	(86,061)		—	(15,506)	—	—	—	(387,097)	14,042	514	(31,716)	—	(671)	(11,878)	(16,850)	(46,559)
Financial revenue	71,455	82,785	434,121	7,824	2,195	1,304	1,032	8,544	—	609,260	106,777	(14,245)	11,161	8,815	62,564	—	784,332
Financial expenses	(3,204)	(651,896)	(555,716)	(19,462)	(3,419)	(69)	(13)	(68)	—	(1,233,847)	(223,759)	(50,073)	(75,629)	(11,923)	(93,894)	—	(1,689,125)

Profit before income tax and Social Contribution tax	80,381	507,955	(93,163)	52,768	(15,611)	18,514	19,391	121,822	(395,360)	296,697	243,133	(13,133)	(5,574)	103,281	(151,685)	(80,752)	391,967
Income tax and Social Contribution tax	126,785	(197,312)	15,258	(14,379)	66	(6,275)	(1,555)	(11,954)	—	(89,366)	(43,291)	(6,245)	(3,667)	(26,293)	(15,774)	—	(184,636)

Profit (loss) for the period	207,166	310,643	(77,905)	38,389	(15,545)	12,239	17,836	109,868	(395,360)	207,331	199,842	(19,378)	(9,241)	76,988	(167,459)	(80,752)	207,331

Interest of the controlling stockholders	207,166	310,643	(77,905)	38,224	(15,545)	12,239	17,836	109,868	(395,360)	207,166	199,842	(19,378)	(9,241)	76,988	(167,459)	(80,752)	207,166
Non-controlling stockholder	—	—	—	165	—	—	—	—	—	165	—	—	—	—	—	—	165

	207,166	310,643	(77,905)	38,389	(15,545)	12,239	17,836	109,868	(395,360)	207,331	199,842	(19,378)	(9,241)	76,988	(167,459)	(80,752)	207,331

INFORMATION BY MARKET SEGMENT AT JUNE 30, 2016
Item	Electricity			Telecoms	Gas	Other	Eliminations	Total
	Generation	Transmission	Distribution
ASSETS OF THE SEGMENT	14,935,003	4,845,708	18,078,585	319,448	2,468,380	2,568,787	(457,680)	42,758,231
Additions to the segment	2,097,928	31,634	533,039	18,461	19,060	—	—	2,700,122
Investments in subsidiaries and jointly-controlled entities	6,215,924	2,362,913	1,499,861	—	—	22,085	—	10,100,783
NET REVENUE	2,670,416	761,129	5,184,255	48,950	569,887	61,613	(90,443)	9,205,807
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	(1,474,709)	—	(2,495,624)	—	—	(3)	14,226	(3,956,110)
Charges for use of the National Grid	(149,463)	(161)	(436,904)	—	—	—	60,616	(525,912)
Gas bought for resale	—	—	—	—	(427,009)	—	—	(427,009)

Operational costs, total	(1,624,172)	(161)	(2,932,528)	—	(427,009)	(3)	74,842	(4,909,031)
OPERATIONAL COSTS AND EXPENSES
Personnel	(137,414)	(62,380)	(587,896)	(13,122)	(20,271)	(22,132)	—	(843,215)
Employees’ and managers’ profit shares	(213)	(614)	(9,511)	—	—	4,138	—	(6,200)
Post-retirement obligations	(24,528)	(11,047)	(105,895)	—	—	(17,807)	—	(159,277)
Materials	(5,510)	(1,962)	(17,437)	(47)	(812)	(66)	1,929	(23,905)
Outsourced services	(63,812)	(14,644)	(312,807)	(10,900)	(6,543)	(4,230)	12,153	(400,783)
Depreciation and amortization	(111,045)	6,952	(243,855)	(16,338)	(26,536)	(7,895)	—	(398,717)
Operational provisions (reversals)	(46,339)	(5,301)	(236,124)	354	—	(446,202)	—	(733,612)
Construction costs	—	(31,634)	(533,039)	—	(19,060)	—	—	(583,733)
Other operational expenses, net	(37,933)	(2,970)	(176,731)	(7,778)	(5,250)	(10,949)	1,519	(240,092)

Total cost of operation	(426,794)	(123,600)	(2,223,295)	(47,831)	(78,472)	(505,143)	15,601	(3,389,534)
OPERATIONAL COSTS AND EXPENSES	(2,050,966)	(123,761)	(5,155,823)	(47,831)	(505,481)	(505,146)	90,443	(8,298,565)
OPERATIONAL PROFIT BEFORE EQUITY GAINS (LOSSES) AND FINANCIAL REVENUE (EXPENSES)	619,450	637,368	28,432	1,119	64,406	(443,533)	—	907,242
Equity method gain (loss)	(131,375)	205,066	(42,437)	(15,506)	—	(1,706)	—	14,042
Financial revenues	87,092	2,174	434,121	2,195	7,824	75,854	—	609,260
Financial expenses	(649,533)	(2,478)	(555,716)	(3,419)	(19,462)	(3,239)	—	(1,233,847)

PRE-TAX PROFIT	(74,366)	842,130	(135,600)	(15,611)	52,768	(372,624)	—	296,697
Income tax and Social Contribution tax	(11,354)	(197,661)	15,258	66	(14,379)	118,704	—	(89,366)

NET PROFIT (LOSS)	(85,720)	644,469	(120,342)	(15,545)	38,389	(253,920)	—	207,331

Interest of the controlling stockholders	(85,720)	644,469	(120,342)	(15,545)	38,224	(253,920)	—	207,166
Non-controlling stockholder	—	—	—	—	165	—	—	165

	(85,720)	644,469	(120,342)	(15,545)	38,389	(253,920)	—	207,331

Cemig D Tables (R$ million)

CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY1	T.E.D2	TUSD PICK3
4Q13	6,615	4,975	11,591	29
1Q14	6,744	4,464	11,208	29
2Q14	6,646	4,485	11,132	29
3Q14	6,686	4,298	10,984	27
4Q14	6,935	4,201	11,136	29
1Q15	6,780	4,034	10,814	30
2Q15	6,371	3,896	10,268	28
3Q15	6,471	3,803	10,274	29
4Q15	6,850	3,937	10,787	28
1Q16	6,408	4,053	10,460	29
2Q16	6,711	4,497	11,208	29

1.	Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)
2.	Total electricity distributed
3.	Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

Operating Revenues	2Q16	2Q15	Change%	1H2016	1H2015	Change%
Sales to end consumers	4,064	4,313	(6)	8,395	7,702	9
TUSD	436	522	(17)	853	749	14
CVA and Other financial components in tariff adjustment	(531)	212	—	(664)	762	—
Construction revenue	314	241	31	533	443	20
Others	277	324	(15)	573	572	—
Subtotal	4,560	5,612	(19)	9,691	10,228	(5)
Deductions	(2,065)	(2,572)	(20)	(4,506)	(4,123)	9
Net Revenues	2,495	3,040	(18)	5,184	6,105	(15)

Operating Expenses	2Q16	2Q15	Change%	1H2016	1H2015	Change%
Personnel/Administrators/Councillors	300	234	28	588	462	27
Employee Participation	10	40	(76)	10	102	(91)
Forluz – Post-Retirement Employee Benefits	56	42	34	106	84	27
Materials	9	12	(26)	17	22	(22)
Contracted Services	146	176	(17)	313	333	(6)
Purchased Energy	1,220	1,741	(30)	2,496	3,579	(30)
Depreciation and Amortization	122	113	8	244	224	9
Operating Provisions	92	53	72	236	93	153
Charges for Use of Basic Transmission Network	224	205	9	437	400	9
Cost from Operation	314	241	31	533	443	20
Other Expenses	89	122	(27)	177	220	(20)
Total	2,580	2,980	(13)	5,156	5,963	(14)

Statement of Results	2Q16	2Q15	Change%	1H2016	1H2015	Change%
Net Revenue	2,495	3,040	(18)	5,184	6,105	(15)
Operating Expenses	2,580	2,980	(13)	5,156	5,963	(14)
EBIT	(85)	60	—	28	142	(80)
EBITDA	37	173	(79)	272	366	(26)
Financial Result	18	(52)	—	(122)	(116)	(4)
Provision for Income Taxes, Social Cont &	17	(9)	—	15	(20)	—
Net Income	(51)	—	—	(78)	5	—

Cemig GT Tables (R$ million)

Operating Revenues	2Q16	2Q15	Change%	1H2016	1H2015	Change%
Sales to end consumers	875	918	(5)	1,819	1,831	(1)
Supply	624	608	3	1,215	1,416	(14)
Gain on monetary updating of Concession Grant Fee	68	—	—	149	—	—
Transactions in the CCEE	48	700	(93)	52	1,700	(97)
Revenues from Trans. Network	98	81	20	192	162	19
Construction revenue	25	25	(1)	32	56	(44)
Transmission indemnity revenue	561	55	923	592	55	980
Others	7	4	80	14	9	51
Subtotal	2,305	2,391	(4)	4,065	5,228	(22)
Deductions	(359)	(373)	(4)	(718)	(807)	(11)

Net Revenues	1,946	2,018	(4)	3,347	4,421	(24)

Operating Expenses	2Q16	2Q15	Change%	1H2016	1H2015	Change%
Personnel/Administrators/Councillors	101	78	30	198	161	23
Employee Participation	1	23	(97)	1	38	(98)
Forluz – Post-Retirement Employee Benefits	19	13	50	36	25	41
Materials	5	4	13	7	8	(8)
Raw Materials and Supplies Energy Production	—	(3)	—	—	75	—
Contracted Services	34	32	6	70	64	8
Depreciation and Amortization	47	68	(31)	94	144	(35)
Operating Reserves	30	47	(37)	52	42	23
Charges for Use of Basic Transmission Network	74	71	4	148	144	3
Purchased Energy	808	625	29	1,468	1,233	19
Construction Cost	25	25	(1)	32	56	(44)
Other Expenses	10	22	(52)	32	31	3

Total	1,154	1,006	15	2,137	2,021	6

Statement of Results	2Q16	2Q15	Change%	1H2016	1H2015	Change%
Net Revenue	1,946	2,018	(4)	3,347	4,421	(24)
Operating Expenses	(1,154)	(1,006)	15	(2,137)	(2,021)	6
EBIT	792	1,012	(22)	1,210	2,401	(50)
Equity equivalence results	19	(66)	—	(131)	(103)	27
Fair value gain (loss) on stockholding transaction	—	—	—	—	735	—
EBITDA	858	1,015	(15)	1,173	3,176	(63)
Financial Result	(279)	(205)	36	(569)	(417)	36
Provision for Income Taxes, Social Cont & Deferred Income Tax	(160)	(270)	(41)	(199)	(830)	(76)

Net Income	372	472	(21)	311	1,051	(83)

Cemig Tables (R$ million)

Energy Sales (Consolidated)(GWh)	2Q16	2Q15	Change%	1H2016	1H2015	Change%
Residential	2,526	2,386	6	5,017	4,949	1
Industrial	4,672	5,772	(19)	9,510	11,589	(18)
Commercial	1,697	1,564	9	3,385	3,261	4
Rural	960	750	28	1,684	1,544	9
Others	900	834	8	1,737	1,699	2
Subtotal	10,755	11,305	(5)	21,333	23,042	(7)
Own Consumption	10	9	6	19	19	—
Supply	3,110	2,883	8	5,806	6,919	(16)

TOTAL	13,874	14,198	(2)	27,158	29,980	(9)

Energy Sales	2Q16	2Q15	Δ%	1H2016	1H2015	Δ%
Residential	1,936	1,850	5	3,960	3,396	17
Industrial	1,316	1,488	(12)	2,663	2,773	(4)
Commercial	1,122	1,020	10	2,285	1,867	22
Rural	356	343	4	679	597	14
Others	402	421	(4)	811	735	10
Electricity sold to final consumers	5,132	5,121	—	10,398	9,368	11
Unbilled Supply, Net	(174)	70	—	(77)	114	—
Supply	655	628	4	1,207	1,475	(18)

TOTAL	5,613	5,819	(4)	11,528	10,958	5

Operating Revenues	2Q16	2Q15	Δ%	1H2016	1H2015	Δ%
Sales to end consumers	4,973	5,278	(6)	10,279	9,570	7
TUSD	427	521	(18)	837	731	14
Supply	641	541	19	1,249	1,388	(10)
Transactions in the CCEE	49	701	(93)	52	1,712	(97)
CVA and Other financial components in tariff adjustment	(531)	212	—	(664)	762	—
Gain on monetary updating of Concession Grant Fee	68	—	—	149	—	—
Revenues from Trans. Network	75	64	17	148	127	17
Construction revenue	349	266	31	584	500	17
Gas supply	319	425	(25)	697	851	(18)
Transmission Indemnity Revenue	561	55	923	592	55	980
Others	346	382	(9)	707	691	2
Subtotal	7,276	8,444	(14)	14,630	16,386	(11)
Deductions	(2,521)	(3,052)	(17)	(5,424)	(5,144)	5

Net Revenues	4,754	5,392	(12)	9,206	11,242	(18)

Operating Expenses	2Q16	2Q15	Δ%	1H2016	1H2015	Δ%
Personnel/Administrators/Councillors	430	333	29	843	669	26
Employee Participation	6	64	—	6	145	(96)
Forluz – Post-Retirement Employee Benefits	84	58	—	159	115	38
Materials	13	17	(26)	24	31	(24)
Raw materials and inputs for production of electricity	—	(3)	—	—	75	—
Contracted Services	193	214	(10)	401	413	(3)
Purchased Energy	2,025	2,312	(12)	3,956	4,734	(16)
Depreciation and Amortization	200	182	10	399	429	(7)
Operating Provisions	482	230	110	734	273	169
Charges for Use of Basic Transmission Network	267	251	6	526	493	7
Gas bought for resale	189	262	(28)	427	524	(18)
Cost from Operation	349	266	31	584	500	17
Other Expenses	112	161	(30)	240	289	(17)

TOTAL	4,349	4,348	—	8,299	8,690	(5)

Financial Result Breakdown	2Q16	2Q15	Δ%	1H2016	1H2015	Δ%
Financial revenues	390	243	61	609	525	16
Revenue from cash investments	77	54	43	135	93	46
Arrears penalty payments on electricity bills	69	50	36	142	97	47
Exchange rate	29	16	86	44	69	(36)
Monetary updating	20	5	297	67	9	608
Monetary updating – CVA	168	—	—	188	32	481
Taxes applied to Financial Revenue	(27)	—	—	(39)	—	—
Monetary updating of the Financial Asset of the Concession	3	102	(97)	5	194	(97)
Other	52	16	226	67	31	114
Financial expenses	(602)	(494)	22	(1,234)	(1,050)	18
Costs of loans and financings	(479)	(317)	51	(908)	(610)	49
Exchange rate	(0)	(11)	(100)	(17)	(72)	(76)
Monetary updating – loans and financings	(69)	(91)	(24)	(185)	(226)	(18)
Monetary updating – paid concessions	(1)	(1)	—	(3)	(7)	(61)
Charges and monetary updating on Post-employment obligations	(27)	(34)	(22)	(64)	(72)	(11)
Other	(26)	(40)	(36)	(56)	(62)	(10)
Financial revenue (expenses)	(212)	(252)	(16)	(625)	(525)	19

Statement of Results	2Q16	2Q15	Δ%	1H2016	1H2015	Δ%
Net Revenue	4,754	5,392	(12)	9,206	11,242	(18)
Operating Expenses	4,349	4,348	0	8,299	8,690	(5)
EBIT	405	1,045	(61)	907	2,552	(64)
Equity gain in subsidiaries	72	6	1,159	14	96	(85)
Gain on stockholding reorganization	—	—	—	—	735	—
Depreciation and Amortization	200	182	10	399	429	(7)
EBITDA	677	1,233	(45)	1,320	3,812	(65)
Financial Result	(212)	(252)	16	(625)	(525)	(19)
Tax	(63)	(265)	(76)	(89)	(839)	(89)
Net Income	202	534	(62)	207	2,019	(90)

Cash Flow Statement	1H2016	1H2015	Change%
Cash at beginning of period	925	887	4
Cash generated by operations	1,585	970	63
Net profit	207	2,019	(90)
Current and deferred income tax and Social Contribution tax	89	839	(89)
Depreciation and amortization	399	429	(7)
Gain on the Aliança stockholding reorganization	—	(735)	—
Passthrough from CDE	1,005	44	2,163
Equity gain (loss) in subsidiaries	(14)	(96)	85
Provisions (reversals) for operational losses	734	273	169
Dividends received from equity holdings	345	151	128
Interest paid on loans and financings	(1,085)	(847)	28
Other adjustments	(96)	(1,108)	91
Financing activities	95	(705)	114
Financings obtained and capital increase	2,252	3,097	(27)
Interest on Equity, and dividends	(111)	(129)	(13)
Payments of loans and financings	(2,045)	(3,674)	(44)
Investment activity	(1,105)	(395)	180
Securities - Financial Investment	1,524	485	180
Acquisition of ownership interest and future capital commitments	(643)	(394)	63
Financial assets	(1,472)	(56)	2,517
Fixed and Intangible assets	(513)	(429)	19
Cash at end of period	1,500	757	98
Total Cash	2,487	3,435

BALANCE SHEETS (CONSOLIDATED) – ASSETS	06/30/2016	12/31/2015
CURRENT	8,156	9,377
Cash and cash equivalents	1,500	925
Securities	932	2,427
Consumers and traders	3,294	3,764
Financial assets of the concession	998	874
Tax offsetable	193	175
Income tax and Social Contribution tax recoverable	386	306
Dividends receivable	34	62
Linked funds	1	—
Inventories	41	37
Passthrough from CDE (Energy Development Account)	64	72
Other credits	712	735
NON-CURRENT	34,602	31,503
Securities	54	84
Consumers and traders	139	134
Tax offsetable	254	258
Income tax and Social Contribution tax recoverable	177	206
Deferred income tax and Social Contribution tax	1,653	1,498
Escrow deposits in legal actions	1,874	1,813
Other credits	923	868
Financial assets of the concession	5,091	2,660
Investments	10,101	9,768
PP&E	3,849	3,940
Intangible assets	10,487	10,275
TOTAL ASSETS	42,758	40,880

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	06/30/2016	12/31/2015
CURRENT	11,385	13,086
Suppliers	1,566	1,901
Regulatory charges	433	517
Profit shares	16	114
Taxes	672	740
Income tax and Social Contribution tax	13	11
Interest on Equity, and dividends, payable	573	1,318
Loans and financings	4,619	6,300
Payroll and related charges	276	221
Post-retirement liabilities	186	167
Other obligations	1,353	551
Provisions for losses on investments	1,679	1,245
NON-CURRENT	17,552	14,795
Regulatory charges	303	226
Loans and financings	10,829	8,866
Taxes	740	740
Income tax and Social Contribution tax	854	689
Provisions	785	755
Post-retirement liabilities	3,173	3,086
Provisions for losses on investments	174	148
Other obligations	693	285
STOCKHOLDERS’ EQUITY	13,817	12,995
Share capital	6,294	6,294
Capital reserves	1,925	1,925
Profit reserves	5,308	4,674
Adjustments to Stockholders’ equity	61	102
Retained earnings	229	—
NON-CONTROLLING STOCKHOLDER´S EQUITY	4	4
TOTAL LIABILITIES	42,758	40,880

27. 2Q 2016 RESULTS – PRESENTATION

CEMIG
A Melhor Energia do Brasil
2Q16 Results

CEMIG
A Melhor Energia do Brasil
Termo de Renúncia
Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.
These expectations are based on the present assumptions and analyzes from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on our expectations for future results, many of which are not under our control.
Important factors that could lead to significant differences between actual results and the projections about future events or results include our business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Because of these and other factors, our real results may differ significantly from those indicated in or implied by such statements.
The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation.
To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20-F form filed with the U.S. Securities and Exchange Commission – SEC.
In this material, financial amounts are in R$ million (R$ mn) unless otherwise stated. Financial data reflect the adoption of IFRS.

CEMIG
A Melhor Energia do Brasil
Net revenue
Ebitda Net profit -11.8% -45.0% Our results in 2Q16-62.2% Main factors in the 2Q results:
Recognition of R$ 561 million in Transmission indemnity revenue
Higher allocation of supply to 2H16.
Average spot price significantly lower year-on-year
Increase in the provision for the Put option in Parati, due to new pricing criterion

CEMIG
A Melhor Energia do Brasil
Highlights – Corporate strategy
Focus kept on strategy; reiterating the following commitments to stockholders and investors:
Deleveraging our debt
Increase productivity
Review the portfolio of equity interests
Focus on core business: electricity generation, transmission, distribution, trading
Companies in which Cemig has control or shared control

CEMIG
A Melhor Energia do Brasil
Highlights – Transmission indemnity revenue
Based on estimates, Cemig recognized revenue of R$ 561 million.
R$ 549 million, in June 2016
R$ 20 million relating to the difference between the amount of Aneel’s preliminary and final Reviews of the Opinion sent by the Company
R$ 91 million representing the difference between the variations resulting from the IGP–M index and from the IPCA index (Cemig had updated the balance receivable by the IGP-M index in March 2016)
R$ 438 million, representing the remuneration from use of own capital, calculated on the basis of 10.44% p.a.
R$ 12 million for monetary updating of the balance of indemnity receivable by the IGP-M index, up to May 2016

CEMIG
A Melhor Energia do Brasil
-2.3% Changes in sales – by volume - GW
Consolidated net revenue
-11.8%
R$ 561 million in Transmission indemnity revenue (Cemig’s estimate)
Lower volume of electricity sold on the CCEE (Spot Market)
Output of São Simão plant transferred to the quota regime – since September 15, 2015
Average spot price lower in 2Q16:
R$ 62.4/MWh in 2Q16, vs. R$ 356.8/MWh in 2Q15 5.392 4.754 2Q15 2Q16 140 14.198 1.100 133 210 67 226 13.874 2Q15 Residential Industrial Commercial Rural Others Wholesale 2Q16

CEMIG
A Melhor Energia do Brasil
0.02% Consolidated operational expenses Change in consolidated operational expenses in 2Q16
The PDVP Programmed Voluntary Retirement Plan
621 employees accepted the plan:
472 in Cemig D, 138 in Cemig GT, 11 in Cemig H
Total cost, R$ 64 million, provisioned in full
Severance period: June 2 to October 20, 2016
Impact on results from provisions for losses on investments
Parati: Total of R$ 434 mn provisioned in 2016, of which R$ 355 mn in 2Q16.
SAAG: Total of R$ 26 mn provisioned in 2016, of which R$ 16 mn in 2Q16
PDVP - 64
4.348 4.349 2Q15 2Q16 97 -58 18 -5 3 -21 -288 18 252 16 -73 83 -49
Personnel Profit shares Post-retirement Materials Inputs for production Outsourced services Electricity purchased for resale Depreciation and amortization Provisions National grid Gas bought for resale Construction costs Other expenses

CEMIG
A Melhor Energia do Brasil
Consolidated Ebitda
By company – 2Q16
Lower revenue, while operational costs remained at same level
Revenue from transactions on CEEE down 93.1%
Average spot price significantly lower year-on-year
-45.0% 1.232 677 2Q15 2Q16 857 37 152 45 75 41 -276 Cemig GT Cemig D Taesa Light Aliaça Gasmig Others

Consolidated net profit

-62.2%
534
202
2Q15
2Q16

By operational segment
494
18
-4
-80
-226
Generation
Transmission
Distribuition
Gas Distribuition
Others

9

CEMIG
A Melhor Energia do Brasil
Consolidated net profit
-62.2% Lower volume of electricity sold on the CCEE (Spot Market)
Average spot price significantly lower year-on-year
Equity method gain contributed to 2Q16 profit:
R$ 72 million in 2Q16, vs. R$ 6 million in 2Q15
By operational segment
534 202 2Q15 2Q16
4 494 -80 18 -226
Generation Transmission Distribution Gas Distribuition Others

Cemig, consolidated: debt profile

Maturities timetable – Average tenor: 2.8 years

Total net debt: R$ 12.9 billion

Main indexors

1%
1%
26%
72%
CDI
IPCA
URTJ
RGR/Others

Cost of debt – %

Leverage – %

1,80
1,80
1,67
2,40
4,39
5,26
Net debt / Ebitda
50,7
45,4
43,8
47,4
50,5
48,4
Net debt / Stockholders' equity + Net debt
2014
jun/15
Sep-15
2015
Mar-16
Jun-16

10

CEMIG
A Melhor Energia do Brasil
Leverage – %
Total net debt: R$ 12.9 billion
Cemig, consolidated: debt profile
Maturities timetable – Average tenor: 2.8 years
Main indexors
Cost of debt – %
Net debt
Stockholders’ equity + Net debt
Net debt
Ebitda
3.773 3.772 3.695 1.099 1.060 814 554 680
2016 2017 2018 2019 2020 2021 2022 After 2022
1% 1% 26% 72%
CDI IPCA URTJ RGR/Others
9,81 10,32 11,74 13,38 13,88 14,28 15,13 15,67
4,51 4,55 5,03 4,16 4,50 3,74 5,58 5,33
2012 2013 2014 Jun-15 Sep-15 2015 Mar-16 Jun-16
Real Nominal
1,80 1,80 1,67 2,40 4,39 5,26
50,7 45,4 43,8 47,4 50,5 48,4
2014 jun/15 Sep-15 2015 Mar-16 Jun-16

Debt profile Cemig GT

CEMIG
A Melhor Energia do Brasil.

Maturities timetable – Average tenor: 2.2 years

Total net debt: R$7.4 bilhões

Main indexors

1%
16%
83%
CDI
IPCA
Others

Cost of debt – %

11,14
10,76
12,11
13,42
13,63
14,41
14,77
15,15
5,09
4,66
5,37
4,19
4,35
3,66
5,05
5,22
2012
2013
2014
Jun-15
Sep-15
2015
Mar-16
Jun-16
Real
Nominal

Leverage – %

1,36
1,31
1,15
1,30
2,97
3,26
Net debt / Ebitda
63,8
50,1
48,3
54,1
60,8
58,6
Net debt / Stockholders' equity + Net debt
2014
jun/15
Sep-15
2015
Mar-16
Jun-16

11

CEMIG
A Melhor Energia do Brasil
Total net debt: R$7.4 bilhões
Debt profile Cemig GT
*A significant part of this total matures in December 2016
Maturities timetable – Average tenor: 2.2 years
Main indexors
Cost of debt – %
Leverage – %
Net debt
Stockholders’ equity + Net debt
Net debt
Ebitda
3,092* 2.096 1.725 159 326 311 320 28
2016 2017 2018 2019 2020 2021 2022 After 2022
1% 16% 83%
CDI IPCA Others
1,36 1,31 1,15 1,30 2,97 3,26
63,8 50,1 48,3 54,1 60,8 58,6
2014 jun/15 Sep-15 2015 Mar-16 Jun-16

Debt profile Cemig D

CEMIG
A Melhor Energia do Brasil.

Maturities timetable – Average tenor: 3.4 years

Total net debt: R$5.9 bilhões

Main indexors

1%
39%
59%
CDI
IPCA
RGR

Cost of debt – %

Leverage – %

3,90
4,60
4,51
6,10
5,58
6,17
Net debt / Ebitda
69,4
70,3
69,4
70,4
66,5
65,4
Net debt / Stockholders' equity + Net debt
2014
Jun-15
Sep-15
2015
Mar-16
Jun-16

12

CEMIG
A Melhor Energia do Brasil
Total net debt: R$5.9 bilhões
Debt profile Cemig D
Maturities timetable – Average tenor: 3.4 years
Main indexors
Cost of debt – %
Leverage – %
Net debt
Stockholders’ equity + Net debt
Net debt
Ebitda
628* 1.621 1.817 921 716 485 212 652
2016 2017 2018 2019 2020 2021 2022 After 2022
1% 39% 59%
CDI IPCA RGR
9,56 9,98 11,47 13,52 14,24 14,31 15,68 16,45
5,19 4,40 4,79 4,68 4,01 6,04 5,55
3,90 4,60 4,51 6,10 5,58 6,17
69,4 70,3 69,4 70,4 66,5 65,4
2014 Jun-15 Sep-15 2015 Mar-16 Jun-16

CEMIG
A Melhor Energia do Brasil
Investment June 2015 R$ million
Descrição Planned Realized 2016 Jun/16%
GENERATION 3,368 2,891 85.8
Investment program 90 16 17.8
Capital injections 1,062 659 62.1
Renova Energia S.A. 340 240 70.6
Aliança Norte 200 118 59.0
Madeira Energia S.A. - Mesa 124 79 63.7
SPC - Amazônia Energia Participações S.A. (Belo Monte) 324 189 58.3
Other 74 33 44.6
Auction 012/2015 - Grant of concessions 2,216 2,216 100.0
Cemig GT - Transmission 95 33 34.7
Investment program 95 33 34.7
Cemig D - Distribution 1,243 490 39.4
Investment program 1,243 490 39.4
Cemig - Holding company 22 - -
Investment program 2 - -
Capital injections 20 - -
Total of investments 4,728 3,414 72.2

Fluxo de Caixa

Cash from operations
R$1,585
Financing
R$95
Investments
– R$1,105
925
207
734
1.005
361
2.252
2.157
1.524
643
1.986
1.500
987
2.487
Initial cash
Jun/16 profit
Provisions
CVA and Financial assets
Other
Loans and financings
Interest on Equity, and dividends
Cash investments
Acquisitions and cash injections
Other
Cash at close of Jun/16
Securities
Total available

14

CEMIG
A Melhor Energia do Brasil
Fluxo de Caixa
Cash from operations
R$1,585
Financing
R$95
Investments
– R$1,105
925 207 734 1.005 361
Initial cash Jun/16 profit Provisions CVA and Financial assets Other
2.252 2.157 Loans and financings Interest on Equity, and dividends
1.524 643 1.986 1.500 Cash investments Acquisitions and cash injections Other Cash at close of Jun/16
987 2.487 Securities Total available

CEMIG
A Melhor Energia do Brasil.

Investor relations

Tel: +55 (31) 3506-5024

Fax: +55 (31) 3506-5025

ri@cemig.com.br

http://ri.cemig.com.br

CEMIG A Melhor Energia do Brasil. CMIG3 NÍVEL 1 CMIG4 NÍVEL 1 CIG LISTED NYSE CIG.C LISTED NYSE LATIBEX XCMIG Corporate Sustainability Index ISE 2016 Dow Jones Sustainability Indices CDP CLIMATE DISCLOSURE LEADER 2015

CEMIG
A Melhor Energia do Brasil.
Investor relations
Tel: +55 (31) 3506-5024
Fax: +55 (31) 3506-5025
ri@cemig.com.br
http://ri.cemig.com.br

28. MATERIAL ANNOUNCEMENT DATED AUGUST 25, 2016: CEMIG TELECOM SIGNS INVESTMENT AGREEMENT FOR SUBSCRIPTION OF CAPITAL IN ATIVAS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig Telecom signs investment agreement for subscription of capital in Ativas

Cemig (Companhia Energética de Minas Gerais), a listed company traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On today’s date Cemig Telecom S.A. (‘Cemig Telecom’), a wholly-owned subsidiary of Cemig, published the following Material Announcement:

“ Investment Agreement for subscription of capital in Ativas

Cemig Telecomunicações S.A. (‘Cemig Telecom’), a company listed in Brazil and operating in the category of Multimedia Communication Services (‘SCM’) under an authorization issued by the Brazilian telecommunications regulator, Anatel, in accordance with best Corporate Governance practices, informs the market as follows:

In partnership with Ativas Participações S.A. (‘Ativas Participações’), a company controlled by the Asamar Group, Cemig Telecom has today signed an Investment Agreement with Sonda Procwork Outsourcing Informática Ltda., a company of the Chilean group Sonda S.A. (‘Sonda’), for subscription of capital in Ativas Data Center S.A. (‘Ativas’).

The participation of Sonda in Ativas takes the form of a capital increase equivalent to R$ 114 million, which will represent a stockholding interest of 60% in Ativas, so that after the transaction Cemig Telecom and Ativas Participações will respectively hold 19.6% and 20.4% of the company’s share capital.

Sonda is the leading company providing IT services in Latin America, with a presence in 10 countries, and 17,000 employees. This strategic alliance strengthens the commitment of Ativas to its present and future clients, continuing to ensure high standards of security and availability.

Completion of the transaction is subject to compliance with conditions precedent and the customary requirements for this type of transaction.

Cemig Telecom reiterates its commitment to timely publication of all and any material information on the above subject.

Belo Horizonte, August 25, 2016

Eliana Soares da Cunha Castello Branco

Chief Officer for Finance, Management and Investor Relations, Cemig Telecom “

Cemig reiterates its commitment to timely publication of all and any material information on the above subject.

Belo Horizonte, August 25, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer, Cemig

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.